UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF September 2025

COMMISSION FILE NUMBER: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

ANNUAL BUSINESS REPORT

(From January 1, 2025 to June 30, 2025)

THIS IS A SUMMARY OF THE SEMI-ANNUAL BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. THE COMPANY HAS MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

1. Company Overview

The following table sets forth a summary of the Company’s consolidated subsidiaries:

	Number of Consolidated Subsidiaries
Classification	Beginning of the Reporting Period	Additions	Subtractions	End of the Reporting Period	Number of Material Subsidiaries*
Listed Companies	0	0	0	0	0
Unlisted Companies	21	0	2	19	12
Total	21	0	2	19	12

*	“Material Subsidiary” means a subsidiary with total assets of Won 75 billion or more as of the end of the previous fiscal year.

For a list of the Company’s subsidiaries as of June 30, 2025, see Note 1(2) of the notes to the Company’s interim consolidated financial statements attached hereto.

Changes in the Company’s consolidated subsidiaries during the six months ended June 30, 2025 are set forth below.

Change	Name	Remarks
Additions	—	—
Exclusions	NATE Communications Corporation (formerly SK Communications Co., Ltd.)	Lost control during the reporting period
	SK m&service Co., Ltd. (“SK M&Service”)	Lost control during the reporting period

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

The Company’s businesses consist of (1) the wireless business including cellular voice, wireless data and wireless Internet services, (2) the fixed-line business including fixed-line telephone, high-speed Internet, and data and network lease services, and (3) other businesses including commercial retail data broadcasting channel services, among others.

Set forth below is a summary description of each of the Company’s businesses.

Classification	Material entities	Description of business	Proportion of revenue
Wireless business	SK Telecom Co., Ltd.	Mobile telephone, wireless data, information and communications services, etc.	74%
	PS&Marketing Co., Ltd. (“PS&Marketing”)
	Service Ace Co., Ltd (“Service Ace”)
	SK O&S Co., Ltd. (“SK O&S”)
Fixed-line business	SK Broadband Co., Ltd. (“SK Broadband”)	Telephone, high-speed Internet, data, communications network leasing services, etc.	24%
	SK Telink Co., Ltd. (“SK Telink”)
	Home & Service Co., Ltd. (“Home&Service”)
Other businesses	SK stoa Co., Ltd. (“SK Stoa”)	Commercial retail data broadcasting channel services, database and online information services, etc.	2%
	SK M&Service
Total			100%

2

The total number of the Company’s consolidated subsidiaries as of June 30, 2025 was 19, including SK Broadband and PS&Marketing, among others.

E.	Credit Ratings

(1)	Corporate bonds and other long-term securities

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
January 4, 2021	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
January 4, 2021	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
June 15, 2021	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
June 16, 2021	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
June 25, 2021	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
October 14, 2021	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 15, 2021	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
October 15, 2021	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
March 30, 2022	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
March 30, 2022	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
March 30, 2022	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
March 30, 2022	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
March 30, 2022	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
June 15, 2022	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
June 15, 2022	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
July 28, 2022	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
July 28, 2022	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
July 29, 2022	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
December 1, 2022	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
December 2, 2022	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
December 2, 2022	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 7, 2023	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 7, 2023	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
February 7, 2023	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
March 30, 2023	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
March 30, 2023	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
March 31, 2023	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
March 31, 2023	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
March 31, 2023	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
March 31, 2023	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
May 22, 2023	Hybrid securities	AA+ (Stable)	Korea Ratings	Current rating
May 22, 2023	Hybrid securities	AA+ (Stable)	Korea Investors Service, Inc.	Current rating
May 22, 2023	Hybrid securities	AA+ (Stable)	NICE Investors Service, Co., Ltd.	Current rating
May 22, 2023	Hybrid securities	AA+ (Stable)	Korea Ratings	Current rating
May 22, 2023	Hybrid securities	AA+ (Stable)	Korea Investors Service, Inc.	Current rating
May 22, 2023	Hybrid securities	AA+ (Stable)	NICE Investors Service, Co., Ltd.	Current rating
October 4, 2023	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 5, 2023	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
October 5, 2023	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 7, 2024	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 7, 2024	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
February 7, 2024	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
June 7, 2024	Hybrid securities	AA+ (Stable)	Korea Ratings	Current rating
June 7, 2024	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
June 11, 2024	Hybrid securities	AA+ (Stable)	Korea Investors Service, Inc.	Current rating
June 11, 2024	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
June 17, 2024	Hybrid securities	AA+ (Stable)	NICE Investors Service, Co., Ltd.	Current rating
June 17, 2024	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
November 26, 2024	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
November 27, 2024	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
November 27, 2024	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 10, 2025	Corporate bond	AAA (Stable)	Korea Ratings	Current rating

3

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
February 10, 2025	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
February 10, 2025	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating

*

Rating definition: “AAA” – The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

**	Rating definition: “AA” – The certainty of principal and interest payment is very high with very low investment risk, but has slightly inferior factors compared to securities that are rated “AAA.”
***	From ratings “AA” to “B,” “+” and “-” signs are attached depending on the relative superiority within the grade.

(2)	Commercial paper (“CP”) and short-term bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 15, 2021	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 15, 2021	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
June 16, 2021	CP	A1	Korea Investors Service, Inc.	Current rating
June 16, 2021	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
June 25, 2021	CP	A1	Korea Ratings	Current rating
June 25, 2021	Short-term bond	A1	Korea Ratings	Current rating
October 14, 2021	CP	A1	Korea Investors Service, Inc.	Regular rating
October 14, 2021	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
October 15, 2021	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
October 15, 2021	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 15, 2021	CP	A1	Korea Ratings	Regular rating
October 15, 2021	Short-term bond	A1	Korea Ratings	Regular rating
November 3, 2021	CP	A1	Korea Investors Service, Inc.	Rating update
November 3, 2021	Short-term bond	A1	Korea Investors Service, Inc.	Rating update
June 15, 2022	CP	A1	Korea Investors Service, Inc.	Current rating
June 15, 2022	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
June 20, 2022	CP	A1	Korea Ratings	Current rating
June 20, 2022	Short-term bond	A1	Korea Ratings	Current rating
June 21, 2022	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 21, 2022	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
December 2, 2022	CP	A1	Korea Ratings	Regular rating
December 2, 2022	Short-term bond	A1	Korea Ratings	Regular rating
December 2, 2022	CP	A1	Korea Investors Service, Inc.	Regular rating
December 2, 2022	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
December 2, 2022	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
December 2, 2022	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
January 2, 2023	Short-term bond	A1	Korea Investors Service, Inc.	Rating update
January 3, 2023	Short-term bond	A1	NICE Investors Service Co., Ltd.	Rating update
May 22, 2023	CP	A1	NICE Investors Service Co., Ltd.	Current rating
May 22, 2023	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
May 22, 2023	Short-term bond	A1	Korea Ratings	Current rating
May 22, 2023	CP	A1	Korea Ratings	Current rating
May 22, 2023	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
May 22, 2023	CP	A1	Korea Investors Service, Inc.	Current rating
September 27, 2023	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
September 27, 2023	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
October 4, 2023	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
October 4, 2023	CP	A1	Korea Investors Service, Inc.	Regular rating
October 13, 2023	Short-term bond	A1	Korea Ratings	Regular rating
October 13, 2023	CP	A1	Korea Ratings	Regular rating
June 7, 2024	Short-term bond	A1	Korea Ratings	Current rating
June 7, 2024	CP	A1	Korea Ratings	Current rating
June 11, 2024	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
June 11, 2024	CP	A1	Korea Investors Service, Inc.	Current rating
June 17, 2024	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating

4

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 17, 2024	CP	A1	NICE Investors Service Co., Ltd.	Current rating
November 26, 2024	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
November 26, 2024	CP	A1	Korea Investors Service, Inc.	Current rating
November 27, 2024	Short-term bond	A1	Korea Ratings	Current rating
November 27, 2024	CP	A1	Korea Ratings	Current rating
November 27, 2024	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
November 27, 2024	CP	A1	NICE Investors Service Co., Ltd.	Current rating

*

Rating definition: “A1” – Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating agency	Rating type
March 4, 2021	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
March 30, 2021	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
June 16, 2021	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Regular rating
December 8, 2021	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
February 25, 2022	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
December 2, 2022	Bonds denominated in foreign currency	A- (Positive)	Fitch Ratings	Regular rating
February 23, 2023	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
August 28, 2023	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Regular rating
November 28, 2023	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
February 25, 2024	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
May 2, 2024	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
May 24, 2024	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Regular rating
January 7, 2025	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating

(4)	Listing (registration or designation) of Company’s shares and special listing status

Listing (registration or designation) of stock	Date of listing (registration or designation)	Special listing
KOSPI Market of Korea Exchange	November 7, 1989	Not applicable

2. Company History

March 1984: Establishment of Korea Mobile Telecommunications Co., Ltd.

November 1989: Listing on the KOSPI Market of the Korea Exchange

March 1997: Change of name to SK Telecom Co., Ltd.

March 2008: Acquisition of Hanaro Telecom (the predecessor entity of SK Broadband)

May 2018: Acquisition of ADT CAPS Co., Ltd. (“Former ADT CAPS”) through the acquisition of shares of Siren Holdings Korea Co., Ltd.

December 2018: Comprehensive exchange of shares of SK Infosec Co., Ltd. (“SK Infosec”)

April 2020: Merger of SK Broadband and Tbroad (“Tbroad Merger”)

December 2020: Spin-off of T map Mobility Co., Ltd. (“T Map Mobility”)

March 2021: Merger of SK Infosec and Former ADT CAPS

November 2021: Spin-off of SK Square Co., Ltd. (“SK Square”) from SK Telecom (the “Spin-off”)

5

A.	Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongno-gu, Seoul (December 20, 1999)

•	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

Date of change	Shareholder meeting classification	Appointment		Term Termination or Dismissal
		Newly appointed	Re-elected
March 25, 2021	General Meeting of Shareholders	—	Young Sang Ryu, Youngmin Yoon	—
August 25, 2021	—	—	—	Dae Sik Cho
October 12, 2021	Extraordinary Meeting of Shareholders	Kyu-Nam Choi	—	—
November 1, 2021	—	Young Sang Ryu	—	Jung Ho Park
March 25, 2022	General Meeting of Shareholders	Jong Ryeol Kang	Seok-Dong Kim	—
March 28, 2023	General Meeting of Shareholders	Haeyun Oh	Yong-Hak Kim, Junmo Kim	Jung Ho Ahn
March 26, 2024	General Meeting of Shareholders	Yang Seob Kim, Sung Hyung Lee, Mi Kyung Noh	Young Sang Ryu	Kyu-Nam Choi, Youngmin Yoon
March 26, 2025	General Meeting of Shareholders	Dong Soo Kang, Chang Bo Kim	—	Jong Ryeol Kang, Sung Hyung Lee, Seok-Dong Kim

*

At the 41st General Meeting of Shareholders held on March 26, 2025, Dong Soo Kang and Chang Bo Kim were newly elected as a non-executive director and an independent director/audit committee member, respectively.

C.	Change in Company Name

On March 4, 2021, SK Infosec merged Former ADT CAPS with and into itself and changed its name to ADT CAPS Co., Ltd. (“ADT CAPS”) after the date of the merger. As of October 26, 2021, ADT CAPS changed its name to SK shieldus Co., Ltd., which has subsequently been eliminated from the Company’s consolidation scope following the Spin-off.

D.	Mergers, Acquisitions and Restructuring

[SK Telecom]

(1) Spin-off of SK Square

The Company engaged in the Spin-off, comprising a horizontal spin-off of its business of managing the equity interests in certain investees engaged in, among other things, semiconductor and new information and communications technology (“ICT”) businesses and making new investments into a newly established company, SK Square. The Spin-off was conducted in order to (i) strengthen the competitiveness of, and concentrate capabilities relating to, the spun-off investments, (ii) increase the transparency of corporate governance and management stability and (iii) efficiently allocate management resources through changes in the corporate governance structure of the Company and SK Square, thereby facilitating appropriate market valuation and ultimately enhancing the corporate and shareholder values of the Company and SK Square. The Spin-off registration date was November 2, 2021.

*	See the report on “Decision on Spin-Off” filed by the Company on June 10, 2021, for more information.

6

(2) Transfer of artificial intelligence (“AI”) semiconductor business

On December 21, 2021, the Company’s board of directors (the “Board of Directors”) resolved to approve an agreement for the transfer of the Company’s AI semiconductor business to facilitate the commercialization of the Company’s AI semiconductor technology and to improve management efficiency. The transfer was completed on January 4, 2022.

*	See the report on “Decision on Business Transfer” filed by the Company on December 22, 2021, for more information.

[SK Broadband]

(1) Acquisition of business

On December 4, 2020, SK Broadband entered into a certain business transfer agreement to acquire the business-to-business (“B2B”) business of SK Telink Co., Ltd. with the purpose of strengthening the market competitiveness of the B2B business through a reorganization of such business within the wider ICT business of the SK Group. The transfer was completed on March 31, 2021.

(2) Establishment of a subsidiary and acquisition of shares

On January 5, 2021, SK Broadband established Media S Co., Ltd., a subsidiary engaged in the production and supply of broadcasting programs, through a capital contribution of Won 23.0 billion (representing a 100% equity interest), and the subsidiary was added as a member of the SK Group as of March 2, 2021. On June 23, 2022, SK Broadband acquired 5,000,000 additional shares of Media S Co., Ltd. for Won 25.0 billion through a capital increase by allocation to shareholders.

(3) Merger

On March 30, 2022, the board of directors of SK Broadband approved the merger contract with Broadband Nowon Broadcasting Co., Ltd., as originally proposed. On October 5, 2022, the merger was completed.

(4) Transfer of business

On December 27, 2023, the board of directors and the shareholders of Home&Service, a subsidiary of SK Broadband, resolved to transfer Home&Service’s electric vehicle standard-charge business. The business was transferred to GS ChargEV on April 15, 2024.

(5) Capital reduction of subsidiary

On July 5, 2024, the board of directors and the shareholders of Home&Service approved the capital reduction with consideration. The capital reduction will be achieved by acquiring 2,770,000 common shares of Home&Service held by SK Broadband (at Won 7,237 per share) and immediately cancelling such shares. In consideration of the capital reduction, Won 20,046 million will be paid to SK Broadband. Such transaction will not result in a change in SK Broadband’s ownership interest in Home&Service (100%) while the number of shares owned will decrease from 9,200,000 shares to 6,430,000 shares.

(6) Acquisition of data center

On May 12, 2025, the board of directors of SK Broadband resolved to acquire SK Inc.’s Pangyo Data Center in order to expand the data center business and generate synergy. The acquisition was completed on July 1, 2025.

[SK Telink]

(1) Transfer of B2B business

On December 2, 2020, SK Telink held an extraordinary general meeting of shareholders, which resolved to transfer its B2B business and related assets to its affiliated company, SK Broadband. The transfer was completed on March 31, 2021, and the value of the transfer was Won 20.3 billion.

7

[PS&Marketing]

(1) Acquisition of shares of SK M&Service

PS&Marketing acquired 3,099,112 shares of SK M&Service (representing a 100% equity interest) to strengthen its competitiveness in distribution and promote synergies within the ICT businesses of SK Telecom and its affiliates. The transaction was completed on February 9, 2022.

(2) Disposal of equity interest in SK M&Service

On December 18, 2024, the board of directors of PS&Marketing approved the disposal of certain of its equity interest in SK M&Service, a subsidiary of PS&Marketing, as originally proposed. On February 25, 2025, PS&Marketing transferred 2,169,379 shares of SK M&Service (representing a 70% equity interest) to Samgu Inc. for Won 58,515 million. Following the transfer, PS&Marketing holds a 30% equity interest in SK M&Service, and SK M&Service has become excluded from the scope of the Company’s consolidated subsidiaries.

3. Total Number of Shares

A.	Total Number of Shares

(As of June 30, 2025)		(Unit: in shares and percentages)
Classification	Share type			Remarks
	Common shares	Preferred shares	Total
I. Total number of authorized shares	670,000,000	—	670,000,000	—
II. Total number of shares issued to date	304,927,159	—	304,927,159	—
III. Total number of shares cancelled to date	90,137,106	—	90,137,106	—
a. reduction of capital	—	—	—	—
b. cancelled with profit	90,137,106	—	90,137,106	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of issued shares (II-III)	214,790,053	—	214,790,053	—
V. Number of treasury shares	1,807,778	—	1,807,778	—
VI. Number of outstanding shares (IV-V)	212,982,275	—	212,982,275	—
VII. Percentage of treasury shares held	0.8%	—	0.8%	—

*

Following the stock split of October 28, 2021 (the “Stock Split”) and the split-off of November 1, 2021, the total number of issued shares changed from 72,060,143 shares (par value of Won 500 per share) to 218,833,144 shares (par value of Won 100 per share). Additionally, the total number of issued shares changed to 214,790,053 shares following the cancellation of 4,043,091 treasury shares on February 5, 2024.

**	Number of treasury shares includes 54,032 treasury shares acquired relating to fractional shares from the Spin-off.

B.	Treasury Shares

(As of June 30, 2025)					(Unit: in shares)
Acquisition methods			Type of shares	At the beginning of period	Changes			At the end of period
					Acquired (+)	Disposed (-)	Cancelled (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea	Direct acquisition	Direct acquisition from market	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Direct over-the- counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total (a)	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	1,903,711	—	95,933	—	1,807,778
			Preferred shares	—	—	—	—	—
		Sub-total (b)	Common shares	1,903,711	—	95,933	—	1,807,778
			Preferred shares	—	—	—	—	—
Other acquisition (c)			Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Total (a+b+c)			Common shares	1,903,711	—	95,933	—	1,807,778
			Preferred shares	—	—	—	—	—

*	On April 28, 2025, the Company disposed 4,860 treasury shares for bonus payment purposes.
**	On May 2, 2025, the Company disposed 91,073 treasury shares due to the exercise of certain outstanding stock options.

8

4. Status of Direct Acquisitions and Disposal of Treasury Shares

(As of June 30, 2025)				(Unit: in shares and percentages)
Classification	Expected Acquisition (Disposal) Period		Expected Number of Shares (A)	Executed Number of Shares (B)	Execution Ratio (B/A)	Reporting Date
	Start Date	End Date
Direct Disposal	Feb. 3, 2021	Feb. 3, 2021	604,950	604,950	100%	Feb. 8, 2021
Direct Disposal	Jun. 21, 2021	Jun. 21, 2021	2,500	2,500	100	Jun. 22, 2021
Direct Disposal	Oct. 25, 2021	Dec. 16, 2021	2,526,553	2,526,553	100	Dec. 20, 2021
Direct Disposal	Jan. 24, 2022	Jan. 24, 2022	413,080	413,080	100	Jan. 27, 2022
Direct Disposal	Feb. 25, 2022	Feb. 25, 2022	7,598	7,598	100	Feb. 28, 2022
Direct Disposal	May 2, 2022	May 2, 2022	5,984	5,984	100	May 17, 2022
Direct Disposal	May 13, 2022	May 13, 2022	23,239	23,239	100	May 17, 2022
Direct Disposal	Feb. 9, 2023	Feb. 9, 2023	324,580	324,580	100	Feb. 13, 2023
Direct Disposal	Feb. 27, 2023	Feb. 27, 2023	109,508	109,508	100	Mar. 2, 2023
Direct Disposal	Apr. 21, 2023	Apr. 21, 2023	6,999	6,999	100	Apr. 24, 2023
Direct Disposal	Jan. 29, 2024	Jan. 29, 2024	498,135	498,135	100	Feb. 2, 2024
Direct Disposal	Apr. 29, 2024	Apr. 29, 2024	5,477	5,477	100	Apr. 30, 2024
Direct Disposal	Apr. 28, 2025	Apr. 28, 2025	4,860	4,860	100	Apr. 30, 2025
Direct Disposal	May 2, 2025	May 2, 2025	91,073	91,073	100	—

*	The expected number of shares and executed number of shares reflect the effect of the Stock Split, where applicable.
*

As the disposal on May 2, 2025 involved the delivery of treasury shares in connection with the exercise of certain outstanding stock options, the submission of the disposal results was omitted in accordance with Article 5-9(4) of the Regulation on Securities Issuance and Disclosure.

5. Status of Trust Agreement on Repurchase of Treasury Shares

(As of June 30, 2025)					(Unit: in Won, percentages and number of instances)
Classification	Agreement Period		Maximum Value of Treasury Shares to be Acquired under Agreement (A)		Actual Value of Treasury Shares Acquired under Agreement (B)		Execution Ratio (B/A)	Change of Sales Direction		Reporting Date
	Start Date	End Date						Number of Instances	Date
Trust Agreement Execution	Aug. 28, 2020	Apr. 30, 2021	~~W~~	500,000,000,000	~~W~~	499,646,025,000	99.93%	—	—	Apr. 30, 2021
Trust Agreement Execution	Jul. 27, 2023	Jan. 26, 2024	~~W~~	300,000,000,000	~~W~~	301,274,969,250	100.42%	—	—	Jan. 26, 2024

*	The Company completed the repurchase of treasury shares pursuant to the Trust Agreement on July 27, 2023, and reported the results of the termination of the Trust Agreement on January 26, 2024.

6. Matters Concerning Articles of Incorporation

Date of Revision	General Meeting of Shareholders	Key Revisions	Reason for Revisions
March 25, 2021	37th General Meeting of Shareholders	Corporate governance charter, term of office of independent directors, dividends, etc.	To provide basis for adopting a corporate governance charter and quarterly dividends in the Articles of Incorporation and to reflect applicable amendments to the Korean Commercial Code

October 12, 2021	1st Extraordinary General Meeting of Shareholders	Total number of authorized shares, par value per share	Stock Split from par value of Won 500 per share to par value of Won 100 per share

March 25, 2022	38th General Meeting of Shareholders	The Company’s areas of business	To reflect the Company’s pursuit of new businesses including data and medical equipment businesses

March 26, 2024	40th General Meeting of Shareholders	Board meeting notice period, year-end dividend record date	To strengthen the Board’s deliberation function by providing sufficient time for advance review and to enhance shareholders’ ability to estimate future dividends

March 26, 2025	41st General Meeting of Shareholders	Quarterly dividend record date	To enhance shareholders’ ability to estimate future dividends

9

II.	BUSINESS

1. Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The Company’s business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high-speed Internet, data and network lease services, among others and (3) other businesses consisting of commercial retail data broadcasting channel business, among others.

Set forth below is a summary description of the business of each of the Company’s material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	SK O&S Co., Ltd.	Maintenance of base stations
Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management services including video-on-demand services

	Home & Service Co., Ltd.	System maintenance of high-speed Internet, Internet protocol TV (“IPTV”) and fixed-line services
	SK Telink Co., Ltd.	International wireless direct-dial “00700” services and mobile virtual network operator (“MVNO”) business
Other business	SK stoa Co., Ltd.	Operation of commercial retail data broadcasting channel services
	Atlas Investment	Investments
	SK Telecom Innovation Fund, L.P.	Investments
	SAPEON Inc.	Manufacture of non-memory and other electronic integrated circuits
	Astra AI Infra LLC	Investments
	SK Telecom Americas, Inc.	Information collection and consulting services
	Global AI Platform Corporation	Software development and supply business

[Wireless Business]

A.	Overview

Wireless telecommunications companies provide services based on competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. The Company continues to maintain its reputation as the unparalleled premium network operator in the 5G market on the basis of its technological leadership and network management technology. With the world’s first commercialization of 5G technology in 2019, the Company continues to maintain its position as the top network operator in the 5G era and strives to provide differentiated services to its customers.

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunications convergence products through its subsidiary, PS&Marketing. PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Additionally, SK O&S, the Company’s subsidiary responsible for the operation of the Company’s networks, including base stations and related transmission and power facilities, provides customers with quality network services and provides the Company with technological know-how in network operations.

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The Company has been maintaining solid profitability based on the stable sales generated from its 5G subscribers, together with efficient investments in, and operation of, its wireless networks and stabilization of market competition. The number of the Company’s 5G subscribers, which has reached its maturation stage, recorded 17.02 million subscribers as of June 30, 2025, and accounted for 77% of the Company’s total number of subscribers. The Company seeks to enhance profitability through stable market operations while striving to further expand customer choices and benefits in order to minimize the slowdown in the growths of wireless services revenue and Average Revenue Per User (“ARPU”). The Company seeks to achieve solid growth in profit from its wireless telecommunications business even in the mature 5G market.

B.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless and leased line services, as well as sales intermediary services relating thereto and value-added services) and broadcasting and telecommunications convergence services (including IPTV and integrated fixed-line and wireless telecommunications services). Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others).

The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including the size of the population that uses telecommunications services and telecommunications expenditures per capita. While it is possible for Korean telecommunications service providers to provide services abroad through acquisitions or otherwise, foreign telecommunications services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunications services.

C.	Growth Potential

The Korean mobile communications market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced smartphones which enable the provision of new ICT services for advanced multimedia contents, mobile commerce, mobility and other related services. In addition, the ultra-low latency and high capacity characteristics of 5G networks as well as the advancement of AI are expected to accelerate the introduction of new services and the growth of Internet-of-Things (“IoT”)-based B2B businesses.

(Unit: in 1,000 persons)
Classification		As of June 30, 2025	As of December 31,
			2024	2023
Number of subscribers	SK Telecom	31,006	31,786	31,276
	Others (KT, LG U+)	39,804	38,360	35,643
	MVNO	19,039	17,825	15,851
	Total	89,849	87,971	82,770

*	Source: Wireless telecommunications service data from the Ministry of Science and ICT (“MSIT”) as of June 30, 2025.

D.	Domestic and Overseas Market Conditions

The Korean mobile communications market includes the entire population of Korea with mobile communications service needs, and almost every Korean is considered a potential user. Sales revenue related to data services has been growing due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance of the B2B segment, which creates added value by selling and developing various solutions. The telecommunications industry is a regulated industry requiring license and approval from the MSIT.

In the wireless business, industry players compete on the basis of the following three main competitive elements:

(i) brand competitiveness, which refers to the overall sense of recognition and loyalty experienced by customers with respect to services and values provided by a company, including the images created by a company’s comprehensive activities and communications on top of the actual services rendered;

11

(ii) product and service competitiveness, which refers to the fundamental criteria for wireless telecommunications services, including voice quality, service coverage, broad ranges of rate plans, diversified mobile Internet services, price and quality of devices, and customer service quality, as well as the ability to develop new services that meet customer needs in a market environment defined by convergence; and

(iii) sales competitiveness, which refers to novel and diversified marketing methods and the strength of the distribution network.

Set forth below is the historical market share of the Company (excluding MVNO subscribers).

		(Unit: in percentages)
Classification	As of June 30, 2025	As of December 31,
		2024	2023
Mobile communication services	43.8	45.3	46.7

*	Source: Wireless telecommunications service data from the MSIT as of June 30, 2025.

[Fixed-line Business]

A.	Overview

For the six months ended June 30, 2025, SK Broadband recorded Won 2.23 trillion in revenue on a consolidated basis, which represented a 2.3% increase from Won 2.18 trillion for the six months ended June 30, 2024. Such increase was primarily attributable to the growth of SK Broadband’s high-speed Internet business resulting from an increase in the number of subscribers and the growth of its B2B business primarily focused on new data centers.

SK Broadband’s business is divided into the media business segment, which provides IPTV and cable TV services, and the fixed-line business segment, which provides high-speed Internet, telecommunications, leased lines and data center services.

For the six months ended June 30, 2025, the media business segment recorded Won 0.95 trillion in revenue, which represented a 0.03% increase compared to the six months ended June 30, 2024. For the six months ended June 30, 2025, the fixed-line business segment recorded Won 1.28 trillion in revenue, which represented a 4.1% increase compared to the six months ended June 30, 2024.

B.	Industry Characteristics

The domestic telecommunications service industry displays the typical characteristics of a domestic industry given that its coverage area is limited to Korea. As a result, the size of the industry is greatly affected by the domestic user population and the level of telecommunications service expenditures in light of the domestic income level. Domestic telecommunications companies may expand overseas through mergers and acquisitions or direct expansion, but the overseas telecommunications service industries are subject to inherently different industry characteristics from the domestic one, depending on the regulatory and demand characteristics of each country.

The broadcasting business involves the planning, programming or production of broadcasting programs and the process of transmitting them to viewers through telecommunications facilities. The broadcasting market can primarily be categorized into terrestrial broadcasting, fixed-line TV broadcasting, satellite broadcasting and programming-providing businesses, in each case pursuant to the Broadcasting Act, as well as Internet multimedia broadcasting business pursuant to the Internet Multimedia Broadcast Services Act.

The Company engages in the fixed-line TV broadcasting business, which is defined as the business of managing and operating fixed-line TV broadcasting stations (including their facilities and employees for the purpose of providing multi-channel broadcasting) and providing broadcasts through transmission and line facilities. The Internet multimedia broadcasting refers to the broadcasting of programs through a combination of various contents including data, video, voice, sound and/or e-commerce, including real-time broadcasting, while guaranteeing a consistent service quality through a bidirectional Internet protocol using a broadband integrated information network.

As a result of the government’s direct and indirect control over the fixed-line telecommunications industry, ranging from service licensing to business activities, the industry’s growth potential and degree of competition are greatly affected by the government’s regulatory policies. The fixed-line telecommunications industry is also a technology-intensive industry that evolves rapidly and continuously through the development of communications technology and equipment, which requires proactive responses in meeting the various needs of subscribers by developing new services and penetrating the market. Fixed-line telecommunications services have become essential commodities and act as the foundation for integration and convergence with various other services. The essential nature of such services provides stable demand, resulting in low sensitivity to economic conditions.

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In addition, the Korean fixed-line services industry is marked by a high level of market concentration, as the government is highly selective in granting telecommunications business licenses. While the competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+, the intensity of competition is growing as digitalization of communication technologies and devices leads to the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications, and technology for faster data communications services is developed.

In the high-speed Internet services market, the demand for Giga Internet services has been continuing to increase due to the popularization of mobile and home IoT devices and the expansion of large media services including video streaming services.

In the pay TV market, competition for content has been intensifying, at the center of which are large over-the-top operators with exclusive content. Reflecting a rapid change in content consumption patterns and behaviors of viewers, the Company is preparing for new growth in the home platform domain by providing customized services using ICT convergence technologies such as AI and big data in addition to differentiated contents.

In the corporate business market, the Company expects to see growth in new business areas, following the emergence of new services based on novel technology, including AI data centers. The Company is continuing its efforts to generate stable returns by strengthening its competitiveness in the traditional fixed line-based business through expansion of core infrastructure including data centers and leased lines, for which market demand has been continually growing.

C.	Growth Potential

		(Unit: in persons)
Classification		As of June 30, 2025	As of December 31,
			2024	2023
Fixed-line Subscribers	High-speed Internet	24,987,492	24,721,782	24,098,164
	Fixed-line telephone	10,006,107	10,325,245	10,973,838
	IPTV	21,310,250	21,190,908	20,870,152
	Cable TV	12,273,098	12,342,797	12,586,391

*	Source: MSIT website.
**

High-speed Internet and fixed-line telephone subscribers represent the number of subscribers as of June 30, 2025, while IPTV and cable TV subscribers represent the average number of subscribers in the second half of 2024.

D.	Cyclical Nature and Seasonality

There is little difference among the services provided by operators of high-speed Internet, fixed-line telephone and broadcasting services. Such services, which demonstrate characteristics of essential public utilities, are subject to a subscriber-based business model, and are not sensitive to cyclical economic changes. Due to the low income elasticity of telecommunications services, the overall telecommunications market is not expected to be particularly affected by an economic downturn.

E.	Domestic and Overseas Market Conditions

Set forth below is the historical market share of the Company.

(Unit: in percentages)
Classification	As of June 30, 2025	As of December 31,

		2024	2023
High-speed Internet (including resales)	28.7	28.9	28.7
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”))	18.5	18.3	18.0
IPTV	31.8	32.0	31.8
Cable TV	22.9	22.8	22.4

*	Source: MSIT website.

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**	With respect to fixed-line telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of landline and IP phone subscribers.
***

Market shares for the high-speed Internet and fixed-line telephone markets are based on the market shares as of June 30, 2025 and market shares for the IPTV and cable TV markets are based on the average number of subscribers in the second half of 2024.

The Company is engaged in a number of business areas including high-speed Internet, home telephone, corporate business, IPTV and cable TV pursuant to the relevant communications regulations such as the Telecommunications Business Act, the Internet Multimedia Broadcast Services Act and the Broadcasting Act. In each of its principal business areas, the Company competes on the basis of price, service quality and speed. In the IPTV business, the ability to offer complex services and differentiated contents are becoming increasingly important. General telecommunications businesses operate in a licensed industry with a high barrier of entry, which is dominated by the Company, KT and LG U+.

[Other Businesses]

A.	Other businesses

SK Stoa operates the television shopping (“T-Commerce”) business, which includes the commercial retail data broadcasting channel business, offering an interactive service that integrates television home shopping and data home shopping services. Such integrated service allows television viewers to organize various product categories on the television screen and select and purchase desired products using a television remote control or mobile device, unlike traditional home shopping services that only allowed for real-time purchase through the relevant broadcast.

2. Key Financial Data by Business Line

A.	Assets

		(Unit: in millions of Won and percentages)
Classification	As of June 30, 2025		As of December 31,
			2024		2023
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	25,004,622	74%	25,154,898	75%	25,608,563	77%
Fixed-line	7,526,439	22%	7,174,920	21%	6,825,342	20%
Other	1,159,031	4%	1,276,546	4%	910,020	3%
Subtotal	33,690,092	100%	33,606,364	100%	33,343,925	100%
Consolidation Adjustment	(4,385,782)	—	(3,091,111)	—	(3,224,698)	—
Total	29,304,310	—	30,515,254	—	30,119,227	—

B.	Revenue

		(Unit: in millions of Won and percentages)
Classification	For the six months ended June 30, 2025		For the year ended December 31,
			2024		2023
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	6,518,743	74%	13,318,213	74%	13,123,166	75%
Fixed-line	2,076,404	24%	4,075,412	23%	3,928,020	22%
Other	197,330	2%	546,984	3%	557,325	3%
Total	8,792,477	100%	17,940,609	100%	17,608,511	100%

C.	Operating Profit

		(Unit: in millions of Won and percentages)
Classification	For the six months ended June 30, 2025		For the year ended December 31,
			2024		2023
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	741,654	80%	1,529,971	84%	1,463,934	84%
Fixed-line	202,059	22%	366,517	20%	329,072	19%
Other	(11,724)	(2)%	(64,929)	(4)%	(42,771)	(2)%
Subtotal	931,989	100%	1,831,559	100%	1,750,235	100%
Consolidation Adjustment	(26,345)	—	(8,150)	—	2,969	—
Total	905,644	—	1,823,409	—	1,753,204	—

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3. Updates on Major Products and Services

				(Unit: in millions of Won and percentages)
Business	Major Companies	Items	Major Trademarks	For the six months ended June 30,		For the year ended December 31,
				2025		2024		2023
				Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Service Ace Co., Ltd. SK O&S Co., Ltd., etc.	Mobile communications service, wireless data service, ICT service and others	T, 5GX, T Plan and others	6,518,743	74%	13,318,213	74%	13,123,166	75%
Fixed-line	SK Broadband Co., Ltd., Home & Service Co., Ltd., SK Telink Co., Ltd., etc.	Fixed-line phone, high-speed Internet, data and network lease service and others	B tv, 00700 international call, 7mobile and others	2,076,404	24%	4,075,412	23%	3,928,020	22%
Other	SK stoa Co., Ltd.., etc.	Commercial retail data broadcasting channel service and others	Stoa ON	197,330	2%	546,984	3%	557,325	3%

Total				8,792,477	100%	17,940,609	100%	17,608,511	100%

4. Price Trends for Major Products

[Wireless Business]

As of June 30, 2025, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 (including value-added tax) and the usage fee was Won 1.98 per second. Among the 4G-based plans, the “T-Plan Safe 4G” provides 4 GB of data and unlimited voice calls at Won 50,000 per month (including value-added tax). Among the 5G-based plans, the “Basic” plan provides 11 GB of data and unlimited voice calls at Won 49,000 per month (including value-added tax). In March 2024, the Company launched the “Compact” plan, which provides 5G data at Won 39,000 per month (including value-added tax). The Company plans to continue to introduce new services that reach out to different customer segments. The Company provides a variety of other subscription plans catering to subscriber demand, which may be reviewed on the Company’s website at www.tworld.co.kr.

[Fixed-line Business]

In 2025, SK Broadband has been launching various new subscription plans. On March 4, 2025, SK Broadband launched the “AI Speaker Set-Top Box” for its Internet protocol cable TV service, which meets cable TV customers’ demand for AI services based on voice recognition and offers broader choice of set-top box options. The monthly rental fee for the AI Speaker Set-Top Box is Won 6,600 per month based on a three-year contract. As part of a launch promotion, customers who newly subscribe under a three-year contract by August 31, 2025 receive a rental fee discount of Won 6,600.

On May 9, 2025, SK Broadband launched two new subscription plans, “B tv pop 230+” and “B tv pop 180+”, which allow users to combine IP cable TV products with B tv+ monthly subscription services. Under a three-year contract with the Internet and IPTV bundle, the monthly fee is Won 17,600 for B tv pop 230+ and Won 15,400 for B tv pop 180+. B tv+ is SK Broadband’s multi-genre monthly subscription plan which includes access to popular movies, children’s contents and major networks’ drama series. The regular price is Won 14,190 per month, but when subscribed through B tv pop 230+ or B tv pop 180+, the plan is available for Won 7,700 per month under a three-year contract. Accordingly, users can enjoy the same contents at up to a 46% lower cost compared to subscribing separately.

SK Broadband also provides a variety of other subscription plans based on consumer demand, which may be reviewed on SK Broadband’s website at www.bworld.co.kr.

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5. Investment Status

[Wireless Business]

A.	Investment in Progress and Future Investment Plan

(Unit: in billions of Won)
Purpose of investment	Subject of investment	Investment period	Expected investment amount	Amount already invested	Investment effect
Upgrade/ New installation	Network, systems and others	Six months ended June 30, 2025	To be determined	450	Upgrades to the existing services and expanded provision of network services including 5G

[Fixed-line Business]

A.	Investment in Progress and Future Investment Plan

				(Unit: in billions of Won)
Purpose of investment	Subject of investment	Investment period	Amount already invested*	Future investment	Investment effect
Coverage expansion, upgrade of media platform	Network, systems, Internet data center and others	Six months ended June 30, 2025	291	To be determined	Securing subscriber network and equipment; quality and system improvement

*	Represents investments by SK Broadband on a separate basis.

6. Revenues

		(Unit: in millions of Won)
Business	Sales type	Item		For the six months ended June 30, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Wireless	Services	Mobile communication, wireless data, information communication	Export	100,581	212,235	169,885
			Domestic	6,418,162	13,105,978	12,953,281
			Subtotal	6,518,743	13,318,213	13,123,166
Fixed-line	Services	Fixed-line, high-speed Internet, data, lease line service	Export	81,839	213,815	178,824
			Domestic	1,994,565	3,861,597	3,749,196
			Subtotal	2,076,404	4,075,412	3,928,020
Other	Services	Commercial retail data broadcasting channel services	Export	—	—	—
			Domestic	197,330	546,984	557,325
			Subtotal	197,330	546,984	557,325
			Export	182,420	426,050	348,709
Total			Domestic	8,610,057	17,514,559	17,259,802
			Total	8,792,477	17,940,609	17,608,511

	(Unit: in millions of Won)
For the six months ended June 30, 2025	Wireless	Fixed-line	Other	Sub total	Consolidation adjustment	After consolidation
Total sales	7,281,393	2,675,810	218,490	10,175,693	(1,383,216)	8,792,477
Internal sales	762,650	599,406	21,160	1,383,216	(1,383,216)	—
External sales	6,518,743	2,076,404	197,330	8,792,477	—	8,792,477
Depreciation and amortization	1,275,175	486,113	10,495	1,771,783	(39,348)	1,732,435
Operating profit (loss)	741,654	202,059	(11,724)	931,989	(26,345)	905,644
Finance profit (loss)						(168,059)
Loss from investments in associates and joint ventures						(5,287)
Other non-operating profit (loss)						15,973
Profit before income tax						748,271

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7. Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency and interest rate swap contracts under cash flow hedge accounting as of June 30, 2025 are as follows:

[SK Telecom]

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
July 20, 2007	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	Morgan Stanley and four other banks	July 20, 2007 – July 20, 2027

June 28, 2023	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	Citibank, Shinhan Bank, KDB, J.P. Morgan	June 28, 2023 – June 28, 2028

October 7, 2024	Floating rate Won denominated borrowings	Interest rate risk	Interest rate swap	DBS Bank Ltd	October 10, 2024 – October 8, 2026

May 28, 2025	Floating rate Won denominated bonds	Foreign currency risk and interest rate risk	Cross currency interest rate swap	DBS Bank Ltd	May 28, 2025 – May 26, 2028

[SK Broadband]

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
June 28, 2023	Non-guaranteed foreign currency denominated bonds (face value of USD 300,000,000)	Foreign currency risk	Cross currency swap	Citibank, Shinhan Bank, KDB, J.P. Morgan	June 28, 2023 – June 28, 2028

8. Major Contracts

None.

9. R&D Investments

Set forth below are the Company’s R&D expenditures.

		(Unit: in millions of Won except percentages)
	Category	For the six months ended June 30, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023	Remarks
	Raw material	13	492	48	—
	Labor	62,742	134,508	140,790	—
	Depreciation	59,499	134,989	137,264	—
	Commissioned service	27,663	61,588	51,749	—
	Others	32,379	61,267	61,992	—
	Total R&D costs	182,296	392,844	391,843	—
	Government Subsidies	—	—	—	—
Accounting	Sales and administrative expenses	169,957	378,079	369,507	—
	Development costs (Intangible assets)	12,338	14,765	22,334	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.07%	2.19%	2.23%	—

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10. Other information relating to investment decisions

A.	Brand Management Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company operates an intranet system called “Comm.ON” in order to implement consistent communication with consumers across various areas including branding, design, marketing and public relations, and systematically manages the development, registration and licensing of brands through such system.

B.	Business-related Intellectual Property

[SK Telecom]

As of June 30, 2025, the registered patents and trademarks held by the Company included 2,979 Korean-registered patents, 1,746 foreign-registered patents and 772 Korean-registered trademarks. The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Broadband]

As of June 30, 2025, SK Broadband held 207 Korean-registered patents and 42 foreign-registered patents (including those held jointly with other companies). It also holds 277 Korean-registered trademarks. SK Broadband owns intellectual property rights to its proprietary graphic design of the alphabet “B” representing its brand. The designed alphabet “B” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

C.	Business-related Pollutants and Environmental Protection

[SK Telecom]

The Company does not directly engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used. Nevertheless, the Company clearly recognizes the severity of the climate crisis and has been diligently fulfilling its social obligations by establishing a systematic and practical environmental management strategy system. Under the vision of “realizing a sustainable future based on AI” and to achieve Net Zero by 2050, the Company is making efforts to (1) preemptively respond to climate change, (2) improve its environmental management system and (3) create an eco-friendly green culture. To this end, the Company was one of the first information technology companies in Korea to join the RE100 (Renewable Electricity 100%) initiative and signed a green premium contract with Korea Electric Power Corporation. The Company has been implementing company-wide adoption of renewable energy through efforts such as installing solar power generation equipment in its office buildings and base stations. In addition, the Company leads in energy savings and environmental protections based on AI technology, and recently became the first company in the telecommunications industry to obtain carbon emission rights by reducing greenhouse gas through integration of telecommunications equipment and technology upgrades.

[SK Broadband]

SK Broadband does not directly engage in any manufacturing processes that emit environmental pollutants, and more than 99% of its greenhouse gas emissions is indirect emissions from its use of external electricity. SK Broadband was selected as a business subject to allocation of emission permits as part of Korea’s greenhouse gas emissions trading scheme that commenced in 2015, and it actively fulfills its obligations and consistently achieves the targets set by the government.

In 2021, SK Broadband declared its goal to achieve Net Zero by 2045 in an effort to actively participate in the international community’s response to climate change. Prior to the declaration, SK Broadband had already subscribed to the RE100 initiative in 2020. Since 2021, SK Broadband has participated in Korea Electrical Power Corporation’s renewable energy power purchase program, “Green Premium,” to purchase renewable energy and has installed additional solar power generation facilities to increase the self-production and use of renewable energy.

18

III.	FINANCIAL INFORMATION

1. Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of June 30, 2025, December 31, 2024 and December 31, 2023 and for the six months ended June 30, 2025 and for the years ended December 31, 2024 and 2023. The Company’s interim consolidated financial statements as of June 30, 2025 and December 31, 2024 and for the six months ended June 30, 2025 and 2024, which are prepared in accordance with K-IFRS, are attached hereto.

(Unit: in millions of Won except number of companies)
	As of June 30, 2025	As of December 31, 2024	As of December 31, 2023
Assets
Current Assets	7,536,918	7,476,682	6,585,602
• Cash and Cash Equivalents	2,353,159	2,023,721	1,454,978
• Accounts Receivable – Trade, net	2,038,049	1,989,306	1,978,532
• Accounts Receivable – Other, net	416,144	369,192	344,350
• Others	2,729,566	3,094,463	2,807,742
Non-Current Assets	21,767,392	23,038,573	23,533,625
• Long-Term Investment Securities	1,777,448	1,877,922	1,679,384
• Investments in Associates and Joint Ventures	2,203,227	2,341,827	1,915,012
• Property and Equipment, net	11,920,739	12,617,394	13,006,196
• Goodwill	2,072,493	2,072,493	2,075,009
• Intangible Assets, net	1,916,080	2,194,871	2,861,137
• Others	1,877,405	1,934,066	1,996,887

Total Assets	29,304,310	30,515,255	30,119,227

Liabilities
Current Liabilities	7,284,859	9,224,278	6,993,980
Non-Current Liabilities	10,048,053	9,463,343	10,896,848

Total Liabilities	17,332,912	18,687,621	17,890,828

Equity
Equity Attributable to Owners of the Parent Company	11,851,898	11,698,627	11,389,046
Share Capital	30,493	30,493	30,493
Capital Surplus (Deficit) and Other Capital Adjustments	(11,947,328)	(11,954,936)	(11,828,644)
Retained Earnings	23,054,296	22,976,127	22,799,981
Reserves	714,437	646,943	387,216
Non-controlling Interests	119,500	129,007	839,353

Total Equity	11,971,398	11,827,634	12,228,399

Total Liabilities and Equity	29,304,310	30,515,255	30,119,227

(Unit: in millions of Won except per share data and number of consolidated subsidiaries)
	For the six months ended June 30, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Operating Revenue	8,792,477	17,940,609	17,608,511
Operating Profit	905,644	1,823,409	1,753,204
Profit Before Income Tax	748,271	1,761,765	1,488,179
Profit for the Period	444,822	1,387,095	1,145,937
Profit for the Period Attributable to Owners of the Parent Company	454,060	1,250,155	1,093,611
Profit for the Period Attributable to Non-controlling Interests	(9,238)	136,940	52,326
Basic Earnings Per Share (Won)	2,086	5,780	4,954
Diluted Earnings Per Share (Won)	2,083	5,765	4,950

Total Number of Consolidated Subsidiaries	19	21	25

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of June 30, 2025, December 31, 2024 and December 31, 2023 and for the six months ended June 30, 2025 and for the years ended December 31, 2024 and 2023. The Company’s interim separate financial statements as of June 30, 2025 and December 31, 2024 and for the six months ended June 30, 2025 and 2024, which are prepared in accordance with K-IFRS, are attached hereto.

19

	(Unit: in millions of Won)
	As of June 30, 2025	As of December 31, 2024	As of December 31, 2023
Assets
Current Assets	4,997,448	5,242,405	4,703,844
• Cash and Cash Equivalents	796,381	1,165,158	631,066
• Accounts Receivable – Trade, net	1,602,683	1,508,893	1,495,617
• Accounts Receivable – Other, net	462,071	390,243	343,036
• Others	2,136,313	2,178,111	2,234,125
Non-Current Assets	19,376,218	19,343,221	20,292,088
• Long-Term Investment Securities	1,291,984	1,418,465	1,426,290
• Investments in Subsidiaries and Associates	5,957,488	4,899,558	4,670,568
• Property and Equipment, net	7,950,994	8,515,225	9,076,459
• Goodwill	1,306,236	1,306,236	1,306,236
• Intangible Assets, net	1,410,567	1,683,018	2,250,829
• Others	1,458,949	1,520,719	1,561,706
Total Assets	24,373,666	24,585,626	24,995,932
Liabilities
Current Liabilities	5,780,911	6,240,886	5,505,470
Non-Current Liabilities	7,329,768	7,383,886	9,054,369
Total Liabilities	13,110,679	13,624,772	14,559,839
Equity
Share Capital	30,493	30,493	30,493
Capital Surplus (Deficit) and Other Capital Adjustments	(4,547,750)	(4,551,820)	(4,766,147)
Retained Earnings	15,411,719	15,273,451	15,032,473
Reserves	368,525	208,730	139,274
Total Equity	24,373,666	10,960,854	10,436,093
Total Liabilities and Equity	24,396,820	24,585,626	24,995,932

(Unit: in millions of Won)
	For the six months ended June 30, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Operating Revenue	6,302,575	12,774,060	12,589,220
Operating Profit	733,264	1,523,175	1,455,870
Profit Before Income Tax	796,047	1,477,084	1,354,939
Profit for the Period	511,475	1,280,484	1,059,750
Basic Earnings Per Share (Won)	2,356	5,923	4,798
Diluted Earnings Per Share (Won)	2,352	5,907	4,794

2. Dividends and Others

A.	Dividend Policy

The Company seeks to enhance its enterprise value through distribution of cash dividends based on stable business performance and by increasing long-term shareholder returns based on sustainable growth. The Company has established and is implementing a capital allocation strategy that balances the use of additional free cash flow generated from enhancement in performance and operational improvement across shareholder returns, investments for growth and enhancement in financial structure.

The Company determines the amount of its shareholder return in consideration of a comprehensive set of factors including its business performance, investment plans, financial status and prospects, and the Company may make shareholder return in the form of cash or shares in accordance with its Articles of Incorporation. Cash dividends are determined based on the Company’s consideration of investment needs for its continued future growth as well as its annual business performance and overall cash flow status. In the case of share dividends, the type of the shares to be distributed may be determined pursuant to the resolution of the Company’s general meeting of shareholders.

In accordance with the global trend towards stable dividend distribution, the Company adopted a quarterly dividend distribution policy through the approval of certain amendments to the Company’s Articles of Incorporation at the 37th General Meeting of Shareholders held in March 2021 and has been distributing quarterly dividends since the second quarter of 2021.

20

In April 2024, the Company disclosed its shareholder return policy for fiscal years 2024 through 2026, under which the total amount of shareholder return for each year is expected to be at least 50% of the adjusted profit for the year on a consolidated basis. Shareholder returns are expected to be provided in the form of cash dividend distribution and/or through acquisition and cancellation of the Company’s treasury shares. The Board of Directors will make its determinations on dividends in accordance with such policy.

The Company has engaged in repurchases and cancelations of its own shares from time to time to enhance its enterprise value in consideration of the market price of the Company’s shares and its financial resources. From 2020 to 2021, the Company purchased approximately Won 500 billion of treasury shares, and in May 2021, the Company canceled 8,685,568 units of previously acquired treasury shares (10.76% of the total number of shares issued at the time) to enhance shareholder value. In addition, in 2023, the Company purchased approximately Won 300 billion of treasury shares, and in February 2024, the Company canceled 4,043,091 units of treasury share (1.85% of the total number of shares issued at the time).

B.	Matters related to Provision of Dividend Predictability

(1)	Dividend Improvement Procedures in the Articles of Incorporation

Classification	Status and plans
Authority for deciding dividend amounts	Under the Company’s Articles of Incorporation, annual dividends are decided at the General Meeting of Shareholders, while quarterly dividends are decided by the Board of Directors.

Whether it is possible to set the dividend record date after the dividend amount is determined

Following the amendments to the Company’s Articles of Incorporation at the 40th General Meeting of Shareholders on March 26, 2024, the Company’s dividend policy was enhanced by allowing the annual dividend record date to be set after determination of the dividend amount.

Following the amendments to the Company’s Articles of Incorporation at the 41st General Meeting of Shareholders on March 26, 2025, the Company’s dividend policy was further enhanced by allowing the quarterly dividend record date to be set after determination of the dividend amount.

Plans for implementing dividend improvement procedures	—

(2)	Status of Dividend Amount Determination Date and Dividend Record Date

Classification	Fiscal month	Dividend status	Dividend amount determination date	Dividend record date	Provision of dividend predictability	Note
Annual dividend for the year ended December 31, 2024	December 2024	Declared	March 26, 2025	February 28, 2025	Provided

•  Finalized following the resolution by the Board of Directors of the annual dividend for the year ended December 31, 2024 and the approval at the 42st General Meeting of Shareholders on March 26, 2025.

•  Quarterly dividend

Annual dividend for the year ended December 31, 2023	December 2023	Declared	March 26, 2024	December 31, 2023	Not provided	• Quarterly dividend

Annual dividend for the year ended December 31, 2022	December 2022	Declared	March 28, 2023	December 31, 2022	Not provided	• Quarterly dividend

21

C.	Dividends for the Past Three Fiscal Years

	(Unit: in millions of Won, except per share data and percentages)
Classification		As of and for six months ended June 30, 2025	As of and for the year ended December 31, 2024	As of and for the year ended December 31, 2023
Par value per share (Won)		100	100	100
(Consolidated) Net income		454,060	1,250,155	1,093,611
(Separate) Net income		511,475	1,280,484	1,059,750
Net income per share (Won)		2,086	5,780	4,954
Total cash dividend		353,470	753,613	765,618
Total stock dividends		—	—	—
(Consolidated) Percentage of cash dividend to available income (%)		77.8	60.3	70.0
Cash dividend yield ratio (%)	Common shares	3.0	6.1	7.1
	Preferred shares	—	—	—
Stock dividend yield ratio (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	1,660	3,540	3,540
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

*

The total amount of cash dividends was calculated by adding the total amount of cash dividends resolved at the general meeting of shareholders for the relevant fiscal year and any quarterly cash dividends paid during such fiscal year in accordance with applicable disclosure requirements.

**	Consolidated net income is based on equity attributable to owners of the parent company.
***

Cash dividend for the year ended December 31, 2023 includes quarterly dividends of Won 830 per share declared for the first, second, and third quarters of 2023, and quarterly dividend of Won 1,050 per share declared for the fourth quarter of 2023.

****

Cash dividend for the year ended December 31, 2024 includes quarterly dividends of Won 830 per share declared for the first, second and third quarters of 2024, and quarterly dividend of Won 1,050 per share declared for the fourth quarter of 2024.

*****

Cash dividend for the six months ended June 30, 2025 includes a quarterly dividend of Won 830 per share declared for the first quarter of 2025, and a quarterly dividend of Won 830 per share for the second quarter of 2025 scheduled to be paid by September 17, 2025. Any subsequent changes will be reflected in an amended report in case of any adjustments.

******

The quarterly dividend of Won 830 per share for the second quarter of 2025 was resolved by the Board of Directors on July 24, 2025 and the dividend record date is August 31, 2025. Any subsequent changes will be reflected in an amended report in case of any adjustments.

*******	The cash dividend yield ratio for the year ended December 31, 2024 was calculated based on the annual dividend record date of February 28, 2025.
********

The cash dividend yield ratio for the six months ended June 30, 2025 was calculated based on the dividend record date of July 24, 2025, as the declaration of the dividend was made prior to the dividend record date of August 31, 2025. The cash dividend per share includes the quarterly dividend of Won 830 per share declared for the first quarter of 2025.

(1)	Distribution of quarterly dividends of Won 830 per share was approved during the 477th Board of Directors’ Meeting on April 20, 2023.
(2)	Distribution of quarterly dividends of Won 830 per share was approved during the 479th Board of Directors’ Meeting on July 26, 2023.
(3)	Distribution of quarterly dividends of Won 830 per share was approved during the 481st Board of Directors’ Meeting on October 25, 2023.
(4)	Distribution of cash dividends of Won 1,050 per share was approved during the 40th General Meeting of Shareholders on March 26, 2024.
(5)	Distribution of quarterly dividends of Won 830 per share was approved during the 491st Board of Directors’ Meeting on April 25, 2024.
(6)	Distribution of quarterly dividends of Won 830 per share was approved during the 495th Board of Directors’ Meeting on July 25, 2024.
(7)	Distribution of quarterly dividends of Won 830 per share was approved during the 498th Board of Directors’ Meeting on October 24, 2024.
(8)	Distribution of cash dividends of Won 1,050 per share was included in the agenda for the 41st General Meeting of Shareholders, which was held on March 26, 2025.
(9)	Distribution of cash dividends of Won 830 per share was included in the agenda for the 512th Board of Directors’ Meeting on April 23, 2025.
(10)	Distribution of cash dividends of Won 830 per share was included in the agenda for the 515th Board of Directors’ Meeting on July 24, 2025.

22

D.	Past Distributions of Dividends

Number of consecutive dividends		Average dividend yield (%)
Quarterly (or interim) dividends	Annual dividends	Past three years	Past five years
30	31	6.7	6.0

*	The average dividend yield is based on the year ended December 31, 2024.

3. Use of Direct Financing

A.	Use of Proceeds from Public Offerings

[SK Telecom]

(As of June 30, 2025)					(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 85-1,2	February 17, 2023	Repayment of debt	300,000	Repayment of debt	300,000	—
Corporate bond	Series 86-1,2,3	April 12, 2023	Repayment of debt	350,000	Repayment of debt	350,000	—
Hybrid securities	Series 3	June 5, 2023	Repayment of debt	400,000	Repayment of debt	400,000	—
Corporate bond	Series 87-1,2,3,4	October 18, 2023	Repayment of debt	295,000	Repayment of debt	295,000	—
Corporate bond	Series 88-1,2,3, 4	February 22, 2024	Repayment of debt	400,000	Repayment of debt	400,000	—
Corporate bond	Series 89-1,2,3	December 11, 2024	Repayment of debt	300,000	Repayment of debt	300,000	—
Corporate bond	Series 90-1,2,3	February 21, 2025	Repayment of debt	400,000	Repayment of debt	400,000	—

[SK Broadband]

(As of June 30, 2025)				(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 53-1	March 2, 2023	Operation fund	5,000	Operation fund	5,000	—
Corporate bond	Series 53-1	March 2, 2023	Repayment of debt	45,000	Repayment of debt	45,000	—
Corporate bond	Series 53-2	March 2, 2023	Operation fund	55,000	Operation fund	55,000	—
Corporate bond	Series 53-2	March 2, 2023	Repayment of debt	45,000	Repayment of debt	45,000	—
Corporate bond	Series 53-3	March 2, 2023	Operation fund	46,900	Operation fund	46,900	—
Corporate bond	Series 53-3	March 2, 2023	Repayment of debt	43,100	Repayment of debt	43,100	—
Corporate bond	Series 54-1	October 30, 2023	Facility fund	100,000	Facility fund	100,000	—
Corporate bond	Series 54-2	October 30, 2023	Facility fund	60,000	Facility fund	60,000	—
Corporate bond	Series 55-1	January 22, 2024	Repayment of debt	170,000	Repayment of debt	170,000	—
Corporate bond	Series 55-2	January 22, 2024	Repayment of debt	60,000	Repayment of debt	60,000	—
Corporate bond	Series 56-1	December 4, 2024	Repayment of debt	100,000	Repayment of debt	100,000	—
Corporate bond	Series 56-1	December 4, 2024	Facility fund	30,000	Facility fund	30,000	—
Corporate bond	Series 56-2	December 4, 2024	Repayment of debt	50,000	Repayment of debt	50,000	—
Corporate bond	Series 56-2	December 4, 2024	Facility fund	65,000	Facility fund	65,000	—
Corporate bond	Series 56-3	December 4, 2024	Repayment of debt	30,000	Repayment of debt	30,000	—
Corporate bond	Series 56-3	December 4, 2024	Facility fund	20,000	Facility fund	20,000	—
Corporate bond	Series 57-1	April 29, 2025	Repayment of debt	50,000	Repayment of debt	50,000	—
Corporate bond	Series 57-2	April 29, 2025	Repayment of debt	120,000	Repayment of debt	120,000	—
Corporate bond	Series 57-3	April 29, 2025	Repayment of debt	30,000	Repayment of debt	30,000	—
Corporate bond	Series 58-1	June 19, 2025	Acquisition of business	480,000	Acquisition of business	—	Paid on July 1, 2025
Corporate bond	Series 58-2	June 19, 2025	Acquisition of business	50,000	Acquisition of business	—	Paid on July 1, 2025

23

4. Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Not applicable.

B.	Loss Allowance

(1)	Loss Allowance of Trade and Other Receivables

(Unit: in millions of Won, except percentages)
	For the six months ended June 30, 2025
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,310,672	263,015	11.4%
Loans	170,849	42,226	24.7%
Accounts receivable – other	615,269	26,601	4.3%
Accrued income	2,698	—	—
Guarantee deposits	262,969	—	—

Total	3,362,457	331,842	9.9%

	(Unit: in millions of Won, except percentages)
	For the year ended December 31, 2024
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,258,412	258,030	11.4%
Loans	141,609	41,958	29.6%
Accounts receivable – other	568,072	25,628	4.5%
Accrued income	4,242	—	—
Guarantee deposits	275,450	—	—

Total	3,247,785	325,616	10.0%

	(Unit: in millions of Won, except percentages)
	For the year ended December 31, 2023
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,233,586	242,737	10.9%
Loans	150,671	42,087	27.9%
Accounts receivable – other	690,157	33,276	4.8%
Accrued income	4,295	—	—
Guarantee deposits	286,520	300	0.1%

Total	3,365,229	318,400	9.5%

(2)	Movements in Loss Allowance of Trade and Other Receivables

			(Unit: in millions of Won)
	For the six months ended June 30, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Beginning balance	325,616	318,401	325,003
Effect of change in accounting policy	—	—	—
Increase of loss allowance	23,195	54,703	43,162
Reversal of loss allowance	—	—	—
Write-offs	(16,969)	(44,556)	(49,764)
Other	—	(2,933)	—
Ending balance	331,842	325,615	318,400

(3)	Policies for Loss Allowance

The Company establishes loss allowances based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past three years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

24

(4)	Aging of Accounts Receivable

			(Unit: in millions of Won, except percentages)
	As of June 30, 2025
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	2,047,240	58,391	158,657	46,384	2,310,672
Percentage	88.60%	2.53%	6.87%	2.01%	100.0%

C.	Inventories

(1)	Detailed Categories of Inventories

	(Unit: in millions of Won, except percentages)
Account Category	For the six months ended June 30, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Merchandise	169,979	183,202	166,614
Goods in transit	—	—	—
Other inventories	22,986	26,581	13,195
Total	192,965	209,783	179,809
Percentage of inventories to total assets [Inventories / Total assets]	0.66%	0.69%	0.60%
Inventory turnover [Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2}]	5.93	6.73	7.32

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with external auditors at the end of each year.

D.	Fair Value Measurement

See Note 29 of the notes to the Company’s interim consolidated financial statements attached hereto for more information.

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company as of June 30, 2025. The compliance status is as of December 31, 2024, the date of the latest financial statements including the audit opinion of the independent auditor applicable to the determination of compliance status, except for the compliance status of the restriction on changes of ownership structure, which is as of the end of the reporting period.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

25

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-2	Apr. 23, 2013	Apr. 23, 2033	130,000	Apr. 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	Mar. 4, 2016	Mar. 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	Mar. 4, 2016	Mar. 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	Apr. 25, 2017	Apr. 25, 2027	100,000	Apr. 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	Apr. 25, 2017	Apr. 25, 2032	90,000	Apr. 13, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 5 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

26

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 73-3	Feb. 20, 2018	Feb. 20, 2028	200,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-4	Feb. 20, 2018	Feb. 20, 2038	90,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-3	Sept. 17, 2018	Sept. 17, 2038	50,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 75-3	Mar. 6, 2019	Mar. 6, 2029	50,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-4	Mar. 6, 2019	Mar. 6, 2039	50,000	Feb. 21, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 76-3	July 29, 2019	July 29, 2029	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-4	July 29, 2019	July 29, 2039	50,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-5	July 29, 2019	July 29, 2049	50,000	July 17, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 77-3	Oct. 22, 2019	Oct. 22, 2029	40,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-4	Oct. 22, 2019	Oct. 22, 2039	60,000	Oct. 10, 2019	Korea Securities Finance Corp.

27

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 78-3	Jan. 14, 2020	Jan. 14, 2030	50,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-4	Jan. 14, 2020	Jan. 14, 2040	70,000	Dec. 31, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 79-1	Oct. 19, 2020	Oct. 19, 2025	140,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-2	Oct. 19, 2020	Oct. 19, 2030	40,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-3	Oct. 19, 2020	Oct. 19, 2040	110,000	Oct. 6, 2020	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 80-2	Jan. 15, 2021	Jan. 15, 2026	80,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-3	Jan. 15, 2021	Jan. 15, 2031	50,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-4	Jan. 15, 2021	Jan. 15, 2041	100,000	Jan. 5, 2021	Korea Securities Finance Corp.

28

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 81-2	Oct. 28, 2021	Oct. 28, 2026	70,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 81-3	Oct. 28, 2021	Oct. 28, 2041	40,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 82-2	Apr. 12, 2022	Apr. 12, 2027	70,000	Mar. 31, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 82-3	Apr. 12, 2022	Apr. 12, 2042	40,000	Mar. 31, 2022	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 83-1	Aug. 10, 2022	Aug. 8, 2025	300,000	July 29, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 83-2	Aug. 10, 2022	Aug. 10, 2027	95,000	July 29, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-2	Dec. 14, 2022	Dec. 12, 2025	110,000	Dec. 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-3	Dec. 14, 2022	Dec. 14, 2027	60,000	Dec. 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-4	Dec. 14, 2022	Dec. 14, 2032	40,000	Dec. 2, 2022	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

29

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 85-1	Feb. 17, 2023	Feb. 17, 2026	110,000	Feb. 7, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 85-2	Feb. 17, 2023	Feb. 17, 2028	190,000	Feb. 7, 2023	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 86-1	Apr. 12, 2023	Apr. 10, 2026	80,000	Mar. 31, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 86-2	Apr. 12, 2023	Apr. 12, 2028	200,000	Mar. 31, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 86-3	Apr. 12, 2023	Apr. 12, 2030	70,000	Mar. 31, 2023	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Hybrid Securities Series 3	June 5, 2023	June 5, 2083	400,000	May 23, 2023	Eugene Investment & Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Not Applicable
	Compliance Status	Compliant
Restriction on Liens	Key Term	Not Applicable
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Not Applicable
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not Applicable
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

30

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 87-1	Oct. 18, 2023	Oct. 16, 2026	115,000	Oct. 5, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 87-2	Oct. 18, 2023	Oct. 18, 2028	100,000	Oct. 5, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 87-3	Oct. 18, 2023	Oct. 18, 2030	50,000	Oct. 5, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 87-4	Oct. 18, 2023	Oct. 18, 2033	30,000	Oct. 5, 2023	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 88-1	Feb. 22, 2024	Feb. 22, 2027	180,000	Feb. 8, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 88-2	Feb. 22, 2024	Feb. 22, 2029	110,000	Feb. 8, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 88-3	Feb. 22, 2024	Feb. 22, 2034	110,000	Feb. 8, 2024	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 89-1	Dec. 11, 2024	Dec. 10, 2027	170,000	Nov. 29, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 89-2	Dec. 11, 2024	Dec. 11, 2029	90,000	Nov. 29, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 89-3	Dec. 11, 2024	Dec. 11, 2034	40,000	Nov. 29, 2024	Korea Securities Finance Corp.

31

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 90-1	Feb. 21, 2025	Feb. 21, 2028	190,000	Feb. 11, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 90-2	Feb. 21, 2025	Feb. 21, 2030	70,000	Feb. 11, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 90-3	Feb. 21, 2025	Feb. 21, 2035	140,000	Feb. 11, 2025	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	To be submitted following the filing of this semi-annual business report

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 48-3	Sept. 24, 2019	Sept. 23, 2026	50,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 50	Sept. 25, 2020	Sept. 25, 2025	160,000	Sept. 15, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 52-2	Jan. 25, 2022	Jan. 25, 2032	50,000	Jan. 13, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 53-2	Mar. 2, 2023	Feb. 27, 2026	100,000	Feb. 17, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 53-3	Mar. 2, 2023	Mar. 2, 2028	90,000	Feb. 17, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 54-1	Oct. 30, 2023	Oct. 30, 2026	100,000	Oct. 18, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 54-2	Oct. 30, 2023	Oct. 30, 2028	60,000	Oct. 18, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 55-1	Jan. 22, 2024	Jan. 22, 2027	170,000	Jan. 10, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 55-2	Jan. 22, 2024	Jan. 22, 2029	60,000	Jan. 10, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 56-1	Dec. 4, 2024	Dec. 3, 2027	130,000	Nov. 22, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 56-2	Dec. 4, 2024	Dec. 4, 2029	115,000	Nov. 22, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 56-3	Dec. 4, 2024	Dec. 4, 2031	50,000	Nov. 22, 2024	Korea Securities Finance Corp.

32

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 4, 2025

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 57-1	Apr. 29, 2025	Apr. 28, 2028	50,000	Apr. 17, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 57-2	Apr. 29, 2025	Apr. 29, 2030	120,000	Apr. 17, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 57-3	Apr. 29, 2025	Apr. 29, 2035	30,000	Apr. 17, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 58-1	Jun. 19, 2025	Jun. 19, 2030	480,000	Jun. 9, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 58-2	Jun. 19, 2025	Jun. 19, 2035	50,000	Jun. 9, 2025	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	—
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	—
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	—
Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	To be submitted following the filing of this semi-annual business report

33

IV.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in semi-annual reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2024.

34

V.	AUDITOR’S OPINION

1. Independent Auditors and Audit Opinions

A.	Independent Auditor and Audit Opinion (Separate and Consolidated)

Period	Classification	Independent auditor	Audit opinion	Emphasis of Matter	Critical Audit Matters
Six months ended June 30, 2025	Audit report (Separate)	KPMG Samjong	Unqualified	—	—
	Audit report (Consolidated)	KPMG Samjong	Unqualified	—	—
Year ended December 31, 2024	Audit report (Separate)	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services
	Audit report (Consolidated)	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services; impairment assessment of goodwill for the fixed-line telecommunications services cash generating unit
Year ended December 31, 2023	Audit report (Separate)	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services
	Audit report (Consolidated)	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services; impairment assessment of goodwill for the fixed-line telecommunications services cash generating unit

B.	Audit Services Contracts with Independent Auditors

(Unit: in millions of Won except number of hours)
Period	Auditors	Contents	Audit Contract		Actual Performance
			Fee	Total number of hours	Fee	Total number of hours
Six months ended June 30, 2025	KPMG Samjong	Quarterly and semi-annual review	2,597	24,500	808	7,619
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit
Year ended December 31, 2024	Ernst & Young Han Young	Quarterly and semi-annual review	2,780	24,800	2,780	24,800
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit
Year ended December 31, 2023	Ernst & Young Han Young	Quarterly and semi-annual review	2,700	24,100	2,700	24,100
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit

C.	Non-Audit Services Contracts with Independent Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Six months ended June 30, 2025	March 28, 2025	Research on international cases of carbon neutrality information disclosures	March 28, 2025 – May 31, 2025	100
	March 26, 2025	Consulting on international taxation	March 26, 2025 – March 31, 2026	50
	March 24, 2025	Interpretation of customs value	March 24, 2025 – June 30, 2026	15
Year ended December 31, 2024	—	—	—	—
Year ended December 31, 2023	—	—	—	—

35

D.	Discussions between Audit Committee and Independent Auditors

Date	Attendance	Method	Key Matters Discussed

February 25, 2025	Company’s Audit Committee: 4 Auditor: 2	In-person	Report on 2024 results of audit of financial statements; report on results of 2024 internal accounting management system audit

April 23, 2025	Company’s Audit Committee: 4 Auditor: 2	In-person	Report on 2024 results of Public Company Accounting Oversight Board (“PCAOB”) audit

May 21, 2025	Company’s Audit Committee: 4 Auditor: 3	In-person	Report on audit plans for fiscal year 2025

July 23, 2025	Company’s Audit Committee: 4 Auditor: 2	In-person	Report on results of external auditors’ 2025 semi-annual review

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1. Board of Directors

A.	Overview of the Composition of the Board of Directors

The Board of Directors is composed of eight members: two inside directors, five independent directors and one non-executive director. The Board of Directors operates the following five committees: Independent Director Nomination Committee, Audit Committee, Future Strategy Committee, Compensation Committee and ESG Committee.

Total number of directors	Inside directors	Independent directors	Non-executive director
8	Young Sang Ryu, Yang Seob Kim	Yong-Hak Kim, Junmo Kim, Haeyun Oh, Mi Kyung Noh, Chang Bo Kim	Dong Soo Kang

*

At the 41st General Meeting of Shareholders held on March 26, 2025, Chang Bo Kim was newly elected as an independent director/audit committee member and Dong Soo Kang was newly elected as a non-executive director.

36

B.	Significant Activities of the Board of Directors

(As of June 30, 2025)

Meeting	Date	Agenda	Approval
503rd (the 1st meeting of 2025)	January 20, 2025	• KPI evaluation for 2024 • Post-period report for the fourth quarter of 2024	Approved as proposed —
504th (the 2nd meeting of 2025)	January 23, 2025

•  2025 donations to the Korea Fencing Federation

•  Compensation of representative director

•  Compensation of inside director, Jong Ryeol Kang

•  Compensation of inside director, Yang Seob Kim

•  Operating budget performance of the Board of Directors in 2024 and plans for 2025

Approved as proposed Approved as proposed Approved as proposed Approved as proposed —

505th (the 3rd meeting of 2025)	February 11, 2025	• Dividends for the fiscal year 2024 • Financial statements as of and for the year ended December 31, 2024 • Annual business report for the year ended December 31, 2024	Approved as proposed Approved as proposed Approved as proposed
506th (the 4th meeting of 2025)	February 27, 2025

•  Report of internal accounting management system

•  Convocation of the 41st General Meeting of Shareholders

•  Appointment of compliance officer

•  Transaction with SK Inc. for maintenance of T ID service

•  Results of evaluation of internal accounting management system

— Approved as proposed Approved as proposed Approved as proposed —
507th (the 5th meeting of 2025)	March 10, 2025	• Approval of amendments to the financial statements as of and for the year ended December 31, 2024 • Re-approval of annual business report for the year ended December 31, 2024	Approved as proposed Approved as proposed
508th (the 6th meeting of 2025)	March 26, 2025

•  Election of the chairman of the Board of Directors

•  Appointment of committee members

•  Transactions with SK Inc. for the establishment of Next BSS in 2025

•  Transactions with SK Inc. in the second quarter of 2025

•  Results of personal credit information management and protection status inspection

Approved as proposed Approved as proposed Approved as proposed Approved as proposed —
509th (the 7th meeting of 2025)	April 24, 2025

•  Dividends for the first quarter of 2025

•  Disposal of shares of Kakao

•  Disposal of treasury shares

•  Payment of labor costs related to personnel exchanges in 2025

•  Provision of GPU cloud services to SK Biopharmaceuticals

•  Provision of P-5GX managed services to SK Incheon Petrochem

•  2025 donations to the Center for Social Value Enhancement Studies

•  Payment of operating expenses of SK SUPEX Council

•  Post-period report on the first quarter of 2025

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed —
510th (the 8th meeting of 2025)	May 2, 2025	• Review of interpretation and impact of terms of service related to the cybersecurity breach incident	—
511th (the 9th meeting of 2025)	May 7, 2025	• Interim report on cybersecurity breach incident and remedial measures	—
512th (the 10th meeting of 2025)	May 22, 2025	• Contract with SK Inc. for usage of cloud services • Progress and future plans related to the cybersecurity breach incident	Approved as proposed —
513th (the 11th meeting of 2025)	June 18, 2025	• Progress and future plans related to the cybersecurity breach incident • Contribution of funds to SKT Digital Trust information security fund	— Approved as proposed

37

Meeting	Date	Agenda	Approval
514th (the 12th meeting of 2025)	June 25, 2025

•  Disposal of equity interest in SK Investment Management Co., Ltd.(HK)

•  Provision of public cloud (AWS) services to SK Inc.

•  Transactions with SK Inc. in the third quarter of 2025

•  Donations for ESG management (creation of social value)

•  Review of key issues regarding termination penalties related to cybersecurity breach incident

•  Accountability and commitment program for cybersecurity breach incident

•  Resumption of Board of Directors meeting

•  Resumption of Board of Directors meeting

Approved as proposed Approved as proposed Approved as proposed Approved as proposed — Approved as amended Approved as proposed Approved as proposed
515th (the 13th meeting of 2025)	July 24, 2025	• Report on the first half of 2025 • Dividends for the second quarter of 2025 • Post-period report on the second quarter of 2025 • Master plan for the second half of 2025	— Approved as proposed — —

*	Line items that do not show approval are for reporting purposes only.

C.	Committees within Board of Directors

(1)	Committee structure

(a)	Independent Director Nomination Committee (as of June 30, 2025)

Total number of persons	Names of Member Directors	Task
3	Mi Kyung Noh, Chang Bo Kim, Dong Soo Kang	Evaluation and management of candidates for independent directors, confirmation of list of candidates; nomination of independent directors to be elected at the General Meeting of Shareholders

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee must be independent directors.

(b)	Future Strategy Committee (as of June 30, 2025)

Total number of persons	Names of Member Directors	Task
8	Yong-Hak Kim, Junmo Kim, Haeyun Oh, Mi Kyung Noh, Chang Bo Kim, Young Sang Ryu, Dong Soo Kang, Yang Seob Kim	Deliberation of annual management plan and discussion of mid- to long-term strategy; establishment and evaluation of KPI and material investments; enhancement of enterprise value and establishment of future and direction of the Company

*	The Future Strategy Review Committee is a committee established by the resolution of the Board of Directors.

(c)	Compensation Committee (as of June 30, 2025)

Total number of persons	Names of Member Directors	Task
4	Yong-Hak Kim, Junmo Kim, Haeyun Oh, Dong Soo Kang	Management of CEO candidates; deliberation of election and re-election of CEO; review of CEO and inside director remuneration amount appropriateness

*	The Compensation Committee is a committee established by the resolution of the Board of Directors.

(d)	ESG Committee (as of June 30, 2025)

Total number of persons	Names of Member Directors	Task
4	Yong-Hak Kim, Junmo Kim, Haeyun Oh, Mi Kyung Noh	Deliberation of plans and performance in the major areas of ESG, mandatory ESG disclosure matters and ESG stakeholder communication

*	The ESG Committee is a committee established by the resolution of the Board of Directors.

(e)	Audit Committee (as of June 30, 2025)

Total number of persons	Names of Member Directors	Task
4	Mi Kyung Noh, Yong-Hak Kim, Haeyun Oh, Chang Bo Kim	Review of financial statements and supervision of independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

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2. Audit System

The Company’s Audit Committee consists of four independent directors, Mi Kyung Noh (financial and accounting expert), Yong-Hak Kim, Haeyun Oh and Chang Bo Kim.

Major activities of the Audit Committee as of June 30, 2025 are set forth below.

Meeting	Date	Agenda	Approval
The 1st meeting of 2025.	February 10, 2025

•  Compliance plan for regular business audit results for the second half of 2024

•  2024 performance and 2025 plan for the audit office

•  Pre-approval of non-audit services by external auditors

•  Collective approval of the services provided by external auditors in 2025

— Approved as proposed Approved as proposed Approved as proposed
The 2nd meeting of 2025	February 25, 2025

•  Operational status of internal accounting management system

•  Audit results for fiscal year 2024

•  Internal accounting management system audit results for fiscal year 2024

•  Enterprise division regular audit improvement implementation review results

•  Monitoring activities by the audit committee for fiscal year 2024

•  Audit committee’s opinion on internal monitoring apparatus

•  Evaluation of the operational status of internal accounting management system

•  Confirmation of agenda of the 41st General Meeting of Shareholders and opinions on document investigation

•  Audit report for fiscal year 2024

•  Contracts related to the distribution of free gifts to fixed-line clients

— — — — — Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed
The 3rd meeting of 2025	March 10, 2025	• Re-approval of audit report for fiscal year 2024	Approved as proposed
The 4th meeting of 2025	March 25, 2025

•  Contract for maintenance services of optical cables in 2025

•  Contract for maintenance services of transmission equipment in 2025

•  Contributions to company employee welfare fund contributions plan for 2025

Approved as proposed Approved as proposed Approved as proposed
The 5th meeting of 2025	April 23, 2025

•  Appointment of committee chairman

•  PCAOB audit results for fiscal year 2024

•  Special audit results for the first half of 2025

•  Results of whistleblowing channel operations for the first quarter of 2025

Approved as proposed — — —
The 6th meeting of 2025	May 21, 2025	• Regular audit plan changes for fiscal year 2025 • Improvement plan for audit committee financial reporting oversight system • Audit plan for fiscal year 2025	Approved as proposed Approved as proposed —
The 7th meeting of 2025	June 25, 2025

•  Fulfillment services for USIM card delivery to subscribers

•  Contract with SK Broadband regarding usage of Gasan data center floor space for the sovereign AI data center construction project

•  Evaluation of services provided by external auditors in fiscal year 2024

Approved as proposed Approved as proposed —
The 8th meeting of 2025	July 23, 2025

•  Review of results of external auditor’s review for the first half of 2025

•  Results of whistleblowing channel operations for the second quarter of 2025

•  Board of Directors operating budget performance for the first half of 2025

— — —

39

3. Shareholders’ Exercise of Voting Rights

A.	Voting System

(As of June 30, 2025)

Classification of Voting System	Cumulative voting system	Written voting system	Electronic voting system
Adoption status	Selected	Not adopted	Adopted
Implementation status	—	—	Conducted during the 41st General Meeting of Shareholders

The Company implemented a proxy solicitation procedure for the 41st General Meeting of Shareholders, pursuant to which shareholders were permitted to provide written proxy to exercise their voting rights.

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VII.	SHAREHOLDERS

1. Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of June 30, 2025)			(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Inc.	Largest shareholder	Common share	65,668,397	30.57	65,668,397	30.57
Tae Won Chey	Officer of affiliated company	Common share	303	0.00	303	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	762	0.00	762	0.00
Young Sang Ryu	Officer of the Company	Common share	20,309	0.01	20,309	0.01
Yong-Hak Kim	Officer of the Company	Common share	4,923	0.00	6,311	0.00
Junmo Kim	Officer of the Company	Common share	3,763	0.00	4,631	0.00
Haeyun Oh	Officer of the Company	Common share	2,316	0.00	3,184	0.00
Mi Kyung Noh	Officer of the Company	Common share	978	0.00	1,846	0.00
Chang Bo Kim	Officer of the Company	Common share	0	0.00	868	0.00
Poong Young Yoon	Related person	Common share	2,733	0.00	2,733	0.00

Total		Common share	65,717,070	30.60	65,709,344	30.59

*

The number of shares owned and ownership ratio as of the beginning of the period account for the 12,586 shares owned by Jong Ryeol Kang (former executive director) and Seok-Dong Kim (former independent director), whose respective terms expired in March 2025.

**	The number of shares owned and ownership ratio as of the beginning of the period do not account for the shares owned by Chang Bo Kim (independent director), who was newly appointed in March 2025.

B.	Overview of the Largest Shareholder

As of June 30, 2025, the Company’s largest shareholder was SK Inc. SK Inc. was established on April 13, 1991 and was made public on the securities market on November 11, 2009 under the identification code “034730.” SK Inc. is located at 26, Jong-ro, Jongno-gu, Seoul, Korea. SK Inc.’s telephone number is +82-2-2121-5114 and its website is https://www.sk-inc.com/.

C.	Changes in Shareholdings of the Largest Shareholder and Related Persons

Changes in shareholdings of the largest shareholder are as follows:

(As of June 30, 2025)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change	Shares Held*	Holding Ratio	Remarks
SK Inc.	February 27, 2023	65,719,411	30.03	Young Sang Ryu, representative director of the Company, and Jong Ryeol Kang, executive director of the Company, acquired 4,634 and 2,274 shares, respectively.
	March 28, 2023	65,717,964	30.03	Retirement of Jung Ho Ahn, independent director of the Company (1,447 shares)
	April 21, 2023	65,724,963	30.03	Four independent directors, Youngmin Yoon, Haeyun Oh, Junmo Kim and Seok-dong Kim each acquired 1,338 shares. Yong-Hak Kim, independent director of the Company, acquired 1,647 shares.

	January 29, 2024	65,736,363	30.04	Young Sang Ryu, representative director of the Company, and Jong Ryeol Kang, executive director of the Company, acquired 8,335 and 3,065 shares, respectively.

	March 26, 2024	65,733,123	30.60	Retirement of Youngmin Yoon, independent director of the Company (2,785 shares) and Kyu-nam Choi, non-executive director of the company (455 shares)

41

(As of June 30, 2025)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change	Shares Held*	Holding Ratio	Remarks

	April 29, 2024	65,738,600	30.61	Four independent directors of the Company, Seok-Dong Kim, Junmo Kim, Mi Kyung Noh, Haeyun Oh, each acquired 978 shares. Yong-Hak Kim, another independent director of the Company, acquired 1,565 shares.

	September 22, 2024	65,717,070	30.60	Elimination of former related person Jung Ho Park’s related party relationship (21,530 shares).

	March 26, 2025	65,704,484	30.59	Retirement of Jong Ryeol Kang, executive director of the Company (8,823 shares) and Seok-Dong Kim, independent director of the Company (3,763 shares).

	April 30, 2025	65,709,344	30.59	Four independent directors of the Company, Junmo Kim, Haeyun Oh, Mi Kyung Noh and Chang Bo Kim, each acquired 868 shares. Yong-Hak Kim, another independent director of the Company, acquired 1,388 shares.

*	The figures for shares held and holding ratio are based on the shareholding of the largest shareholder and its related persons.
**	The figures for holding ratio are calculated based on the total number of issued common shares.
***	The changes in holding ratio also reflects the cancellation of treasury shares (1.8% of total shares issued) in February 2024.

2. Distribution of Shares

A.	Shareholders with Ownership of 5% or Greater

(As of June 30, 2025)	(Unit: in shares and percentages)
Name (title)	Common share
	Number of shares	Ownership ratio	Remarks
SK Inc.	65,668,397	30.57%	—
National Pension Service	16,154,539	7.52%	—
Citibank ADR	15,665,623	7.29%	—
Shareholdings under the Employee Stock Ownership Program	—	—	—

B.	Minority Shareholders

(As of June 30, 2025)				(Unit: in shares and percentages)
Classification	Shareholders			Ownership

	Number of minority shareholders	Total number of shareholders	Ratio (%)	Number of shares owned by minority shareholders	Total number of shares issued	Ratio (%)
Minority shareholders*	243,434	243,441	99.9	111,307,010	212,982,275	52.3

*	Shareholders who hold less than 1% of total voting shares issued.

3. Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

(Unit: in Won and shares)
Types		January 2025	February 2025	March 2025	April 2025	May 2025	June 2025
Common stock	Highest	56,700	59,100	56,700	58,800	53,700	57,100
	Lowest	54,500	55,000	55,100	53,400	50,700	51,700
	Average	55,489	56,645	55,875	56,282	51,805	54,847
Daily transaction volume	Highest	917,281	1,135,847	696,920	3,257,168	1,612,625	1,841,643
	Lowest	237,239	290,145	295,742	165,552	543,658	639,168
Monthly transaction volume		8,846,398	11,176,360	9,107,675	16,804,580	20,270,875	17,934,551

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B.	Foreign Securities Market (New York Stock Exchange)

(Unit : in US$ and ADRs)
Types		January 2025	February 2025	March 2025	April 2025	May 2025	June 2025
Depositary receipt	Highest	21.84	23.05	21.90	23.18	21.82	23.35
	Lowest	20.91	21.15	21.09	20.46	20.00	20.68
	Average	21.33	21.98	21.42	21.85	20.75	21.12
Daily transaction volume	Highest	341,650	577,900	754,260	699,130	711,580	658,740
	Lowest	150,940	134,550	212,500	291,160	268,000	308,530
Monthly transaction volume		4,205,380	5,003,190	7,202,950	9,827,450	9,558,920	2,887,600

VIII.	EMPLOYEES AND DIRECTORS

1. Officers and Employees

A.	Employees

(As of June 30, 2025)							(Unit: in persons and millions of Won)
Business segment	Gender	Number of employees					Average length of service (years)	Aggregate wage for the year of 2024	Average wage per person
		Employees without a fixed term of employment		Employees with a fixed term of employment		Total
		Total	Part-time employees	Total	Part-time employees
—	Male	4,115	—	159	—	4,274	17.2	440,561	101
—	Female	1,070	—	282	—	1,352	10.2	89,762	63
Total		5,185	—	441	—	5,626	15.5	530,322	92

*	Omitted ‘Non-affiliated workers’ in accordance with applicable Korean disclosure rules.

B.	Compensation of Unregistered Officers

(As of June 30, 2025)	(Unit: in persons and millions of Won)
Number of Unregistered Officers	Aggregate wage for the year of 2024	Average wage per person
94	46,531	495

2. Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of June 30, 2025)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	8	10,000

B.	Amount Paid

(1)	Total Amount

(As of June 30, 2025)		(Unit: in millions of Won)
Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
8	4,007	572	—

*	The number of directors includes one non-executive director who did not receive any compensation.
**	The average amount paid per director excludes one non-executive director who did not receive any compensation.

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(2)	Amount by Classification

(As of June 30, 2025)			(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
Inside Directors	3	3,519	1,759	—
Independent Directors (Excluding Audit Committee Members)	1	97	97	—
Audit Committee Members	4	392	98	—
Auditor	—	—	—	—
*	The number of directors includes one non-executive director who did not receive any compensation.
**	The average amount paid per director excludes one non-executive director who did not receive any compensation.

3. Individual Compensation of Directors and Officers

A.	Remuneration for Individual Directors (among those Paid over Won 500 Million per Year)

(As of June 30, 2025)		(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Young Sang Ryu	Representative Director	2,636	—
Yang Seob Kim	Inside Director	883	—

B.	Composition of Total Remuneration

Name	Composition
Young Sang Ryu	Total remuneration: Won 2,636 million • Salary: Won 770 million • Bonus: Won 1,820 million • Other earned income: Won 46 million
Yang Seob Kim	Total remuneration: Won 883 million • Salary: Won 240 million • Bonus: Won 640 million • Other earned income: Won 3 million

C.	Remuneration for the Five Highest-Paid Officers (among those Paid over Won 500 Million per Year)

(As of June 30, 2025)		(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Young Sang Ryu	Representative Director	2,636	—
Jai Hun Jung	CGO	1,505	—
Yong Hun Kim	Head of Business Division	1,459	—
Jong Ryeol Kang	Management Advisor	1,053	—
Suk Geun Chung	Head of Business Division	942	—

D.	Composition of Total Remuneration

Name	Composition
Young Sang Ryu	Total remuneration: Won 2,636 million • Salary: Won 770 million • Bonus: Won 1,820 million • Other earned income: Won 46 million

Jai Hun Jung	Total remuneration: Won 1,505 million • Salary: Won 500 million • Bonus: Won 1,000 million • Other earned income: Won 5 million

Yong Hun Kim	Total remuneration: Won 1,459 million • Salary: Won 225 million • Bonus: Won 1,216 million • Other earned income: Won 18 million

44

Name	Composition

Jong Ryeol Kang	Total remuneration: Won 1,053 million • Salary: Won 258 million • Bonus: Won 780 million • Other earned income: Won 15 million

Suk Geun Chung	Total remuneration: Won 942 million • Salary: Won 248 million • Bonus: Won 694 million

4. Stock Options Granted and Exercised

A.	Stock Options Granted to Directors and Auditors

(As of June 30, 2025)
Classification	Number of Directors	Fair Value of Stock Options (Won)	Remarks
Inside Directors (Excluding Independent Directors and Audit Committee Members)	2	165,593,261	—
Independent Directors (Excluding Audit Committee Members)	—	—	—
Audit Committee Members	—	—	—
Executives	15	103,514,290	Includes executive officers of affiliates
Total	17	269,107,551	—

B.	Stock Options Granted and Exercised

(As of June 30, 2025)							(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Initially Granted	Changes during Reporting Period		Total Changes			Unexercised as of End of Reporting Period	Exercise Period	Exercise Price
					Exercised	Canceled	Exercised	Canceled
Young Sang Ryu	Inside Director	March 26, 2020	Issuance of treasury stock, cash settlement	7,145	—	—	—	—		7,145	March 27, 2023 – March 26, 2027	38,452
Young Sang Ryu	Inside Director	March 25, 2021	Issuance of treasury stock, cash settlement	18,190	—	—	—	—		18,190	March 26, 2023 – March 25, 2026	50,276
Young Sang Ryu	Inside Director	March 25, 2022	Issuance of treasury stock, cash settlement	295,275	—	—	—	196,850	*	98,425	March 26, 2025 – March 25, 2029	56,860
Bong Ho Lim	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	8,858	—	—	—	—		8,858	March 26, 2024 – March 25, 2027	56,860
Hee Sup Kim	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	7,086	—	—	—	—		7,086	March 26, 2024 – March 25, 2027	56,860

45

Myung Jin Han	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	4,403	—	—	—	—	4,403	March 26, 2023 – March 25, 2026	50,276
Myung Jin Han	Officer of Affiliate	March 25, 2022	Issuance of treasury stock, cash settlement	11,274	—	—	—	—	11,274	March 26, 2024 – March 25, 2027	56,860
Poong Young Yoon	Officer of Affiliate	March 26, 2020	Issuance of treasury stock, cash settlement	5,293	—	—	—	—	5,293	March 27, 2023 – March 26, 2027	38,452
Poong Young Yoon	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	10,203	—	—	—	—	10,203	March 26, 2023 – March 25, 2026	50,276
Jung Whan Ahn	Officer of Affiliate	March 25, 2022	Issuance of treasury stock, cash settlement	8,858	—	—	—	—	8,858	March 26, 2024 – March 25, 2027	56,860
Jin Won Kim	Officer of Affiliate	March 25, 2022	Issuance of treasury stock, cash settlement	10,629	—	—	—	—	10,629	March 26, 2024 – March 25, 2027	56,860
Jae Seung Song	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	8,047	—	—	—	—	8,047	March 26, 2023 – March 25, 2026	50,276
Byung Hoon Ryu	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	3,796	—	—	—	—	3,796	March 26, 2023 – March 25, 2026	50,276
Jong Ryeol Kang and four others	Other	March 26, 2020	Issuance of treasury stock, cash settlement	357,917	337,408	—	337,408	—	20,509	March 27, 2023 – March 26, 2027	38,452
Jong Ryeol Kang and three others	Other	March 25, 2021	Issuance of treasury stock, cash settlement	27,087	—	—	—	—	27,087	March 26, 2023 – March 25, 2026	50,276
Jong Ryeol Kang and three others	Other	March 25, 2022	Issuance of treasury stock, cash settlement	50,115	—	—	—	—	50,115	March 26, 2024 – March 25, 2027	56,860

*	Two-thirds of the stock options granted to Young Sang Ryu on March 25, 2022 were cancelled and replaced with PSUs.
**	Other: management advisor, management consultant, retired employee

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C.	Equity Compensation Plans

(1) PSUs

From 2023 to 2024, the Company granted PSUs to certain of its and its subsidiaries’ directors (including the representative director) and executive officers in order to align management and shareholder interests and further align growth in the Company’s enterprise value with management compensation. Future performance targets are set when entering into the relevant stock compensation agreement, and the final number of shares to be received by each grantee, which will be settled out of the Company’s treasury shares, will be determined based on the achievement levels of such targets subject to approval by the Board of Directors.

PSUs ranging between 0% and 100% of a grantee’s annual salary is initially granted, and such units are converted into shares ranging between 0% and 200% of the grantee’s annual salary at the time of the PSU grant after a three-year vesting period based on the rates of increase in the Company’s share price and the KOSPI 200 Index. In consideration of the representative director’s role and importance, additional shares of up to 100% of the representative director’s annual salary at the time of the PSU grant may be granted in recognition of his or her outstanding achievements if the share price increases by more than 100% and such increase has outpaced the increase in the KOSPI 200 Index by more than 50%. The validity of the PSUs is dependent on the grantee meeting a minimum term of incumbency under his or her title until the end of the year in which the PSUs were granted. The number of shares granted is subject to adjustments in cases of certain events including capital increases, stock splits, reverse stock splits and distribution of stock dividends.

(As of June 30, 2025)
Number of grantees	2023	194
	2024	213
Number of PSUs granted	2023	228,708
	2024	243,451
Shares granted in the six months ended June 30, 2025		—
Cumulative shares granted as of June 30, 2025		—
Remaining shares to be granted		472,159

(2) Shareholder Participation Program

From 2021 to 2024, pursuant to Article 342 of the Korean Commercial Code, the Company operated the “Shareholder Participation Program” as equity compensation in order to align management and shareholder interests and strengthen commitment to enhance the Company’s enterprise value.

All of the Company’s employees, including the representative director, are eligible to participate in the Shareholder Participation Program, under which the Company grants treasury shares equal to a portion of a participating employee’s bonus, upon individual application. The grant of treasury shares is subject to resolution by the Board of Directors.

The participating employee must be employed with the Company at the time of actual grant and there is no transfer restriction period. The number of treasury shares granted is subject to adjustments in cases of certain events including capital increases, stock splits, reverse stock splits and distribution of stock dividends.

(As of June 30, 2025)
Number of grantees	2023	1,863
	2024	1,743
Number of shares granted	2023	434,088
	2024	498,135
Shares granted in the six months ended June 30, 2025		—
Cumulative shares granted as of June 30, 2025		932,223
Remaining shares to be granted		—

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(3) Stock Grant

Since 2022, the Company has been granting portions of its independent directors’ remuneration in the form of shares in order to align the interests of the Board of Directors and shareholders. The grant of shares is subject to resolution by the Board of Directors.

The number of shares granted, which is in the form of treasury shares, is based on the independent director’s role and responsibility and the Company’s director compensation payment criteria. Transfer of such shares is restricted for three years following initial receipt. The number of treasury shares granted is subject to adjustments in cases of certain events including capital increases, stock splits, reverse stock splits and distribution of stock dividends.

(As of June 30, 2025)
Number of grantees	2023	5
	2024	5
	2025	5
Number of shares granted	2023	6,999
	2024	5,477
	2025	4,860
Shares granted in the six months ended June 30, 2025		4,860
Cumulative shares granted as of June 30, 2025		17,336
Remaining shares to be granted		—

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IX.	RELATED PARTY TRANSACTIONS

1. Line of Credit Extended to the Largest Shareholder and Related Parties

None.

2. Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

None.

See Note 10 of the notes to the Company’s interim consolidated financial statements attached hereto for information relating to acquisitions and dispositions of investments in related parties.

3. Transactions with the Largest Shareholder and Related Parties

None.

4. Related Party Transactions

See Note 30 of the notes to the Company’s interim consolidated financial statements attached hereto for information regarding related party transactions.

5. Other Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Parties listed above)

A.	Provisional Payment and Loans (including loans on marketable securities)

(As of June 30, 2025)					(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short-term loans	56,633	60,927	34,062	83,498	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,148	—	—	22,148	—	—

B.	Other transactions

See Note 31 of the notes to the Company’s interim consolidated financial statements attached hereto for more information regarding other related party transactions relating to pledges and guarantees, sale and purchase of securities and real properties, transfers of business and assets, and long-term supply agreements.

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1. Developments in the Items Mentioned in Prior Reports on Important Business Matters

None.

2. Contingent Liabilities

A.	Legal Proceedings

As of June 30, 2025, the Company is involved in various pending legal proceedings, and the provisions recognized for these proceedings are not material. The management of the Company has determined that there are currently no present obligations in connection with proceedings for which no provision has been recognized. The management has also determined that the outcome of these proceedings will not have a significant impact on the Company’s financial position and operating performance.

49

B.	Other Contingent Liabilities and Guarantees for Payment

[SK Telecom]

None.

See Note 31 of the notes to the Company’s interim consolidated financial statements attached hereto for more information regarding other contingent liabilities.

[SK Broadband]

As of June 30, 2025, SK Broadband has entered into revolving credit facilities with a limit of Won 176.0 billion with two financial institutions including Hana Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

SK Broadband has provided “geun” mortgage amounting to Won 1,098 million on certain of its buildings, including Gyeyang Guksa, in connection with leasing of such buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunications services with SK Telecom.

SK Broadband has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract and defect performance guarantee	25,434
Korea Content Financial Cooperative	Contract performance guarantee	55,167

[PS&Marketing]

As of June 30, 2025, PS&Marketing has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Performance guarantee	606

[SK Telink]

As of June 30, 2025, SK Telink provided the following material payment guarantees to other parties.

(Unit: in millions of Won)
Guarantor	Counterparty	Guaranteed Amount	Guarantee Details
SK Telink	Hanwha Systems Co., Ltd. and others	479	Contract guarantee

As of June 30, 2025, SK Telink has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract guarantee	847

50

[Home&Service]

As of June 30, 2025, Home&Service has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Payment guarantees	37

As of June 30, 2025, Home&Service has entered into the following credit facilities with financial institutions.

(Unit: in millions of Won)
Financial Institution	Credit Limit	Details
Shinhan Bank	6,000	Revolving credit

[SK O&S]

As of June 30, 2025, SK O&S has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract performance guarantee	50,000

[SK Stoa]

As of June 30, 2025, SK Stoa has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Kookmin Bank	Performance guarantee	1,240
Kookmin Bank	Revolving credit	18,000

3. Status of Sanctions, etc.

[SK Telecom]

A. Sanctions by Investigative or Juridical Agencies

None.

B. Sanctions by Administrative Agencies

(1) Sanctions by Financial Supervisory Authorities

None.

(2) Sanctions by the Korea Fair Trade Commission (the “KFTC”)

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Aug. 2, 2023	KFTC	SK Telecom	Decision of KFTC Meeting (No. 2023-107) • Correctional order (prohibition order against future actions and public announcement order) • Fine of Won 16,829 million	Inappropriate advertising practice relating to promotion of transmission speed of wireless services that may mislead consumers (Article 3-1 of the Act on Fair Labeling and Advertising)	Filed an administrative appeal seeking cancellation of administrative disposition	Notwithstanding the appeal, strengthen compliance activities related to advertising practices

51

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Jan. 29, 2024	KFTC	SK Telecom	Decision of KFTC Meeting (No. 2024-031) • Correctional order (prohibition order against future actions) • Fine of Won 1,428 million	Collusion by four companies including SK Telecom and its subsidiary SK O&S in the bidding price or standard price during negotiations on costs for renting locations that house their base stations (Former Article 19-1(1) of the MRFTA)	Decision confirmed; payment of fine completed	Strengthen compliance activities, including collusion prevention training

Jun. 25, 2025	KFTC	SK Telecom	Decision of KFTC Meeting (No. 2025-135) • Correctional order (prohibition order against future actions) • Fine of Won 38,806 million	Collusion by three telecommunications companies in jointly adjusting sales incentive levels to discourage net changes in customer activation data from disproportionately favoring any particular operator (Article 40-1(3) of the MRFTA)	Payment of fine completed; appeal procedures including administrative lawsuit planned	Strengthen compliance activities, including training on response measures related to administrative agency directives/involvement

(3) Sanctions by Tax Authorities

None.

(4) Sanctions by Other Administrative or Public Institutions

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Dec. 28, 2023	MSIT	SK Telecom	Correctional order (resubmission of the business report for FY2022 to MSIT with mandated revisions); Fine of Won 134 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2022, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria (Article 49, Article 53-2, Article 92-1 of the Telecommunications Business Act)	Submitted the revised business report for FY2022 (Jan. 11, 2024); paid the fine (Jan. 22, 2024)	Improve business procedures to prevent errors

52

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
May 22, 2024	KCC	SK Telecom

Decision of 26th KCC Meeting of 2024

•  Cessation of violating activities

•  Announcement of correctional order

•  Improvement of business procedures including strengthening management of broadcasting and telecommunications bundled products, and employee training

•  Submission of operating procedures plan and report on compliance with correctional order

•  Fine of Won 420 million

				False, exaggerated and deceptive advertising during the course of selling Internet and bundled services including advertising products as free and omitting specific conditions of use, which could mislead consumers about important information relating to the bundled products and discounts. (Article 50-1(5) of the Telecommunications Business Act, Article 42-1 of Enforcement Decree and Article 3-1 of Standards for Prohibited Bundled Sales Practices)	Decision confirmed; implementation plan submitted and payment of fine completed	Immediately ceased such activities; improved operating procedures through clarifying responsible personnel, self-monitoring, strengthening of penalties for distributors and employee training

Dec. 19, 2024	MSIT	SK Telecom	Correctional order (resubmission of the business report for FY2023 to MSIT with mandated revisions); Fine of Won 1,263 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2023, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria (Article 49, Article 53-2, Article 92-1 of the Telecommunications Business Act)	Submitted the revised business report for FY2023 (Dec. 30, 2024); paid the fine (Jan. 9, 2025)	Improve business procedures to prevent errors

53

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
May 1, 2025	MSIT	SK Telecom

Administrative guidance: urging swift resolution of user inconvenience caused by the cybersecurity breach incident

•  Transparent disclosure of information through daily briefings

•  Total suspension of new subscriptions of mobile phone services until stabilization of USIM card supply

•  Significant expansion of support staff to avoid long wait time for USIM card replacements at airports for travelers departing during the early-May holiday period

•  Submission of implementation plan for uniform application of USIM protection service previously offered to certain customer segments

•  Proactive explanation of measures to fully compensate for user damages resulting from the hacking incident

•  Review of requests by consumer groups regarding waiver of termination penalties, compensation for damages and easing of the burden of proof for compensation claims, and implementation of compensation plans for user damages

Administrative guidance in accordance with the Administrative Procedures Act

•  Posted daily briefings on the SK Telecom’s website

•  Suspended new subscriptions of mobile phone services at authorized retail stores (until June 23, 2025), secured sufficient USIM card supply beyond replacement demand, and implemented and stabilized new USIM card replacement reservation system

•  Expanded aiprort roaming center processing capacity and staffing to protect overseas travelers during the holiday period

•  Automatically enrolled all customers in the USIM protection service (from May 2, 2025)

•  Reiterated policy to fully compensate for user damages resulting from the incident at the second hearing of the National Assembly’s Science, ICT, Broadcasting and Communications Committee (May 8, 2025)

•  Announced the Accountability and Commitment Program to rebuild customer trust (Jul. 4, 2025)

Announced the “Information Security Innovation Plan” involving the industry’s largest-scale investment of Won 700 billion over the next five years (Jul. 4, 2025)

May 21, 2025	KCC	SK Telecom

Resolution of the 13th Written Meeting of the KCC in 2025 (May 21):

administrative guidance on automatic enrollment in the USIM protection service, including in relation to the following matters:

•  Revision of terms and conditions related to procedures for confirming user consent

•  Guidance on methods and procedures for resolving user inconvenience

•  Preparation of emergency response manual

•  Submission of related implementation plan and implementation results

				Because service providers are required under the Telecommunications Business Act to confirm the user’s intent when entering into a contract, SK Telecom’s automatic enrollment of users in the USIM protection service was not in compliance with the law as it was conducted without an explicit consent process. However, in consideration of the need to prevent cyber threats, administrative guidance measures such as the revision of the terms and conditions were issued (Article 50-1(5) of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree and related Attached Table 4 5 1), 2))	Submitted implementation plan	Implemented administrative guidance including revision of terms and conditions, user guidance and response manual

54

[SK Broadband]

A. Sanctions by Investigative or Juridical Agencies

None.

B. Sanctions by Administrative Agencies

(1) Sanctions by Financial Supervisory Authorities

None.

(2) Sanctions by the KFTC

None.

(3) Sanctions by Tax Authorities

None.

(4) Sanctions by Other Administrative or Public Institutions

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures

Jan. 20, 2023	KCC; Communication office of the KCC	SK Broadband	Fine of Won 3.75 million	Won 3.75 million	Violated the Act on the Restriction of Transmission of Advertising Information for Commercial Purposes by transmitting advertising information against the recipient’s express refusal (Article 50-2 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information and Article 74 and Attached Table 9 of its Enforcement Decree)	Paid the reduced amount of the fine (Won 3 million)	Improve relevant business procedures

Apr. 21, 2023	MSIT	SK Broadband	Fine of Won 5 million	Won 5 million	Violated the Act on Internet Multimedia Broadcasting Service by providing Internet multimedia broadcasting services without reporting changes to the terms and conditions (Article 15-1 of the Act on Internet Multimedia Broadcasting Service)	Paid the reduced amount of the fine (Won 4 million)	Improve relevant business procedures

Jul. 12, 2023	Personal Information Protection Commission	SK Broadband	Fine of Won 1 million	Won 1 million	Negligence in the delegation and subcontracting of personal information processing tasks while outsourcing tasks related to the SK Competency Test (insufficient details in delegation documentation) (Article 26-1 of the Personal Information Protection Act)	Paid the reduced amount of the fine (Won 0.8 million)	Improve relevant business procedures

55

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures

Dec. 28, 2023	MSIT	SK Broadband	Correctional order; Fine of Won 78 million	Won 78 million	Correctional order in connection with the telecommunications business report submitted pursuant to Article 49 of the Telecommunications Business Act	Submitted the revised business report for FY2022 (Jan. 11, 2024); paid the fine (Jan. 22, 2024)	Improve relevant business procedures to prevent errors

Feb. 27, 2024	KCC; Communication office of the KCC	SK Broadband	Fine of Won 7.5 million	Won 7.5 million	Violated the Act on the Restriction of Transmission of Advertising Information for Commercial Purposes by transmitting advertising while omitting required information (Article 50-4 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information and Article 74 and Attached Table 9 of its Enforcement Decree)	Paid the 20% reduced amount of the fine (Won 6 million)	Improve relevant business procedures

May 22, 2024	KCC	SK Broadband	Correctional order; Fine of Won 314 million	Won 314 million	Violated users’ rights through false, exaggerated and deceptive advertising of broadcasting and telecommunications bundled services (Article 50-1(5) of the Telecommunications Business Act )	Submitted implementation plan; paid the fine	Improve procedures; public announcement of correctional order

Oct. 25, 2024	MSIT	SK Broadband	Fine of Won 15 million	Won 15 million	Violated the obligation to verify false display of phone numbers on private telephone exchanges related to prohibition of false display of phone numbers and user protection (Article 84-2 of the Telecommunications Business Act)	Paid the 20% reduced amount of the fine (Won 12 million)	Improve relevant business procedures

Dec. 19, 2024	MSIT	SK Broadband	Correctional order; Fine of Won 82 million	Won 82 million	Correctional order in connection with the telecommunications business report submitted pursuant to Article 49 of the Telecommunications Business Act	Submitted the revised business report for FY2023 (Dec. 31, 2024); paid the fine (Jan. 8, 2025)	Improve relevant business procedures to prevent errors

56

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Apr. 2, 2025	MSIT	SK Broadband	Fine of Won 15 million	Won 15 million	Violated the obligation to block outgoing text messages with falsely displayed phone numbers on private telephone exchanges related to prohibition of false display of phone numbers and user protection (Article 84-2 of the Telecommunications Business Act)	Paid the 20% reduced amount of the fine on Apr. 18 (Won 12 million)	Improve relevant business procedures

Apr. 11, 2025	Central Radio Management Service	SK Broadband	Correctional order	—	Violated conditions for license renewal by failing to comply with the distributions standards for PP program usage fees (Article 99 of the Broadcasting Act)	Complied with the distribution standards for PP program usage fees	Improve relevant business procedures

4. Material Events Subsequent to the Reporting Period

(1) On July 24, 2025, the Board of Directors approved the interim dividend as follows:

Classification	Content

Dividend Amount	Cash dividend of Won 830 per share (Total: Won 176,775 million)

Dividend Return Rate (based on market price)	1.5%

Dividend Record Date	August 31, 2025

Dividend Payment Date	In accordance with Article 165-12(3) of the Financial Investment Services and Capital Markets Act, by September 17, 2025

57

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By:	/s/ Heejun Chung

(Signature)

Name:	Heejun Chung
Title:	Vice President

Date: September 11, 2025

SK TELECOM CO., LTD. AND ITS SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

For the six-month period ended June 30, 2025

(with the Independent Auditor’s Review report)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

SK Telecom Co., Ltd.

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the condensed consolidated interim statement of financial position as of June 30, 2025, the condensed consolidated interim statements of income and comprehensive income for the three-month and six-month periods ended June 30, 2025, the condensed consolidated statements of changes in equity and cash flows for the six-month period ended June 30, 2025, and notes, comprising a summary of material accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting, and for such internal controls as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above do not present fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

Other matters

The accompanying condensed consolidated interim statements of income and comprehensive income for the three and six-month periods ended June 30, 2024, and the condensed consolidated interim statements of changes in equity and cash flows for the six-month period ended June 30, 2024, presented for comparative purposes were reviewed by another auditor, whose report dated August 12, 2024, stated that based on their review, nothing has come to their attention that causes them to believe those condensed consolidated interim financial statements do not present fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

The consolidated statement of financial position of the Group as of December 31, 2024, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by another auditor in accordance with Korean Standards on Auditing and their report thereon, dated March 10, 2025, expressed an unmodified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2024, presented for comparative purposes, is not different from that audited by another auditor from which it was derived in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 13, 2025

This report is effective as of August 13, 2025, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024 AND

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND 2024

The accompanying condensed consolidated interim financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Group.

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of June 30, 2025 and December 31, 2024

(In millions of won)	Note	June 30, 2025		December 31, 2024
Assets
Current Assets:
Cash and cash equivalents	28,29	~~W~~	2,353,159	2,023,721
Short-term financial instruments	28,29		173,378	323,890
Short-term investment securities	9,28,29		28,040	—
Accounts receivable – trade, net	5,28,29,30		2,038,049	1,989,306
Short-term loans, net	5,28,29		92,296	65,205
Accounts receivable – other, net	5,28,29,30,31		416,144	369,192
Contract assets	7,29		98,026	90,385
Prepaid expenses	6		1,986,994	1,945,610
Prepaid income taxes	26		19	21
Derivative financial assets	28,29		1,591	119,500
Inventories, net	8		192,965	209,783
Assets held for sale	34		8,685	174,839
Advanced payments and others	5,28,29,30		147,572	165,230

			7,536,918	7,476,682

Non-Current Assets:
Long-term financial instruments	28,29		373	373
Long-term investment securities	9,28,29		1,777,448	1,877,922
Investments in associates and joint ventures	10		2,203,227	2,341,827
Investment property, net	12		43,553	26,611
Property and equipment, net	11,13,30,31		11,920,739	12,617,394
Goodwill			2,072,493	2,072,493
Intangible assets, net	14		1,916,080	2,194,871
Long-term contract assets	7,29		50,479	46,352
Long-term loans, net	5,28,29,30		36,327	34,446
Long-term accounts receivable – other, net	5,28,29,30,31		172,524	173,252
Long-term prepaid expenses	6		1,124,882	1,108,406
Guarantee deposits, net	5,28,29,30		156,947	155,875
Long-term derivative financial assets	28,29		179,237	221,608
Defined benefit assets	18		101,627	154,329
Other non-current assets	5,28,29		11,456	12,814

			21,767,392	23,038,573

Total Assets		~~W~~	29,304,310	30,515,255

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of June 30, 2025 and December 31, 2024

(In millions of won)	Note	June 30, 2025		December 31, 2024
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – trade	28,29,30	~~W~~	133,919	126,508
Accounts payable – other	28,29,30		1,800,915	2,798,978
Withholdings	28,29,30		1,082,560	928,679
Contract liabilities	7		187,120	168,194
Accrued expenses	28,29		1,453,030	1,522,750
Income tax payable	26		192,801	243,564
Provisions	17,33		39,347	50,016
Short-term borrowings	15,28,29		100,000	100,000
Current portion of long-term debt, net	15,28,29		1,568,694	2,460,109
Current portion of long-term payables – other	16,28,29		366,139	367,765
Lease liabilities	28,29,30		360,334	351,363
Liabilities held for sale	34		—	106,352

			7,284,859	9,224,278

Non-Current Liabilities:
Debentures, excluding current portion, net	15,28,29		7,258,212	6,363,646
Long-term borrowings, excluding current portion, net	15,28,29		200,000	203,125
Long-term payables – other	16,28,29		178,172	539,955
Long-term lease liabilities	28,29,30		1,208,194	1,286,588
Long-term contract liabilities	7		78,206	61,512
Defined benefit liabilities	18		10,929	2,086
Long-term derivative financial liabilities	28,29		22,277	3,437
Long-term provisions	17		79,192	70,044
Deferred tax liabilities	26		922,522	851,200
Other non-current liabilities	28,29,30		90,349	81,750

			10,048,053	9,463,343

Total Liabilities			17,332,912	18,687,621

Shareholders’ Equity:
Share capital	1,19		30,493	30,493
Capital surplus and others	19,20		(11,947,328)	(11,954,936)
Retained earnings	21		23,054,296	22,976,127
Reserves	22		714,437	646,943

Equity attributable to owners of the Parent Company			11,851,898	11,698,627
Non-controlling interests			119,500	129,007

Total Shareholders’ Equity			11,971,398	11,827,634

Total Liabilities and Shareholders’ Equity		~~W~~	29,304,310	30,515,255

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Income

For the three-month and six-month periods ended June 30, 2025 and 2024

(In millions of won, except for earnings per share)		2025			2024
	Note	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Operating revenue:	4,30
Revenue		~~W~~	4,338,760	8,792,477	4,422,359	8,896,970

Operating expenses:	30
Labor			594,214	1,265,815	624,002	1,284,619
Commission	6		1,397,600	2,722,688	1,367,175	2,746,755
Depreciation and amortization	4		865,244	1,732,435	883,838	1,780,988
Network interconnection			162,087	325,952	169,464	346,350
Leased lines			67,928	136,131	67,384	131,704
Advertising			34,548	68,472	36,321	71,063
Rent			35,649	71,332	32,721	64,035
Cost of goods sold	8		269,529	597,318	288,509	618,814
Others	23		573,701	966,690	415,437	816,645

			4,000,500	7,886,833	3,884,851	7,860,973

Operating profit	4		338,260	905,644	537,508	1,035,997
Finance income	4,25		41,203	84,904	34,708	94,790
Finance costs	4,25		(142,263)	(252,963)	(114,317)	(235,481)
Gain (loss) relating to investments in associates and joint ventures, net	4,10		(5,419)	(5,287)	10,519	15,425
Other non-operating income	4,24		22,021	36,245	14,779	23,572
Other non-operating expenses	4,24		(13,411)	(20,272)	(5,035)	(15,396)

Profit before income tax	4		240,391	748,271	478,162	918,907
Income tax expense	26		157,144	303,449	127,988	206,793

Profit for the period		~~W~~	83,247	444,822	350,174	712,114

Attributable to:
Owners of the Parent Company		~~W~~	89,638	454,060	337,406	690,392
Non-controlling interests			(6,391)	(9,238)	12,768	21,722
Earnings per share:	27
Basic earnings per share (in won)		~~W~~	398	2,086	1,562	3,198
Diluted earnings per share (in won)			397	2,083	1,560	3,194

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2025 and 2024

(In millions of won)		2025			2024
	Note	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit for the period		~~W~~	83,247	444,822	350,174	712,114
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income (loss) of investments in associates and joint ventures	10,22		(13,578)	14,530	—	—
Remeasurement of defined benefit liabilities and assets	18		(5,651)	(27,984)	6,005	1,375
Valuation gain (loss) on financial assets at fair value through other comprehensive income	22		268,817	243,212	(93,662)	(15,153)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income (loss) of investments in associates and joint ventures	10,22		(72,078)	(72,324)	43,066	89,643
Net change in unrealized fair value of derivatives	22		2,284	6,867	556	936
Foreign currency translation differences for foreign operations	22		(58,539)	(59,833)	8,497	20,040

Other comprehensive income (loss) for the period, net of taxes			121,255	104,468	(35,538)	96,841

Total comprehensive income		~~W~~	204,502	549,290	314,636	808,955

Total comprehensive income attributable to:
Owners of the Parent Company		~~W~~	208,552	555,869	302,624	789,610
Non-controlling interests			(4,050)	(6,579)	12,012	19,345

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2025 and 2024

(In millions of won)		Attributable to owners of the Parent Company						Non-controlling interests	Total Equity
	Note	Share capital		Capital surplus and others	Retained earnings	Reserves	Sub-total
Balance as of January 1, 2024		~~W~~	30,493	(11,828,644)	22,799,981	387,216	11,389,046	839,353	12,228,399
Total comprehensive income:
Profit for the period			—	—	690,392	—	690,392	21,722	712,114
Other comprehensive income (loss)	10,18,22		—	—	(49,987)	149,205	99,218	(2,377)	96,841

			—	—	640,405	149,205	789,610	19,345	808,955

Transactions with owners:
Annual dividends			—	—	(223,335)	—	(223,335)	(50,927)	(274,262)
Interim dividends			—	—	(176,691)	—	(176,691)	—	(176,691)
Share option	20		—	181	—	—	181	392	573
Interest on hybrid bonds			—	—	(9,900)	—	(9,900)	—	(9,900)
Acquisition and disposal of treasury shares	19,20		—	9,154	—	—	9,154	—	9,154
Retirement of treasury shares	19		—	200,000	(200,000)	—	—	—	—
Changes in ownership in subsidiaries, etc.			—	1,489	—	—	1,489	(1,089)	400

			—	210,824	(609,926)	—	(399,102)	(51,624)	(450,726)

Balance as of June 30, 2024		~~W~~	30,493	(11,617,820)	22,830,460	536,421	11,779,554	807,074	12,586,628

Balance as of January 1, 2025		~~W~~	30,493	(11,954,936)	22,976,127	646,943	11,698,627	129,007	11,827,634
Total comprehensive income (loss):
Profit (loss) for the period			—	—	454,060	—	454,060	(9,238)	444,822
Other comprehensive income	10,18,22		—	—	34,315	67,494	101,809	2,659	104,468

			—	—	488,375	67,494	555,869	(6,579)	549,290

Transactions with owners:
Annual dividends			—	—	(223,531)	—	(223,531)	(1,533)	(225,064)
Interim dividends			—	—	(176,775)	—	(176,775)	—	(176,775)
Share option	20		—	(1,246)	—	—	(1,246)	—	(1,246)
Interest on hybrid bonds			—	—	(9,900)	—	(9,900)	—	(9,900)
Disposal of treasury shares	19,20		—	5,316	—	—	5,316	—	5,316
Changes in ownership in subsidiaries, etc.			—	3,538	—	—	3,538	(1,395)	2,143

			—	7,608	(410,206)	—	(402,598)	(2,928)	(405,526)

Balance as of June 30, 2025		~~W~~	30,493	(11,947,328)	23,054,296	714,437	11,851,898	119,500	11,971,398

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2025 and 2024

(In millions of won)	Note	2025		2024
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	444,822	712,114
Adjustments for income and expenses	32		2,351,448	2,290,421
Changes in assets and liabilities related to operating activities	32		326,354	(338,656)

			3,122,624	2,663,879
Interest received			29,840	35,936
Dividends received			34,011	25,442
Interest paid			(195,853)	(201,119)
Income tax paid			(334,133)	(135,259)

Net cash provided by operating activities			2,656,489	2,388,879

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			150,512	76,541
Collection of short-term loans			39,229	67,783
Proceeds from disposals of short-term investment securities			42,344	—
Proceeds from disposals of long-term investment securities			401,628	44,303
Proceeds from disposals of investments in associates and joint ventures			18,504	15,072
Proceeds from disposals of property and equipment			7,186	6,149
Proceeds from disposals of intangible assets			6,395	5,336
Proceeds from disposals of assets held for sale			—	13,031
Collection of long-term loans			1,245	870
Decrease in deposits			5,683	3,775
Proceeds from settlement of derivatives			2,336	452
Proceeds from disposals of subsidiaries, net			40,423	—

			715,485	233,312
Cash outflows for investing activities:
Increase in short-term loans			(62,852)	(54,289)
Increase in long-term loans			(7,096)	(7,905)
Acquisitions of short-term investment securities			(70,000)	—
Acquisitions of long-term investment securities			(15,876)	(44,618)
Acquisitions of investments in associates and joint ventures			(1,006)	(6,040)
Acquisitions of property and equipment			(835,940)	(1,094,554)
Acquisitions of intangible assets			(40,059)	(23,266)
Increase in deposits			(14,455)	(3,481)

			(1,047,284)	(1,234,153)

Net cash used in investing activities		~~W~~	(331,799)	(1,000,841)

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2025 and 2024

(In millions of won)	Note	2025		2024
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	1,566,498	627,405
Cash inflows from settlement of derivatives			52,859	—
Transactions with non-controlling shareholders			19	—

			1,619,376	627,405
Cash outflows for financing activities:
Repayments of long-term borrowings			(206,250)	(376,250)
Repayments of long-term payables – other			(369,150)	(369,150)
Repayments of debentures			(1,241,760)	(510,000)
Payments of dividends			(451,611)	(450,934)
Payments of interest on hybrid bonds			(9,900)	(9,900)
Repayments of lease liabilities			(175,350)	(172,686)
Acquisition of treasury shares			—	(15,788)
Cash outflow from transactions with the non-controlling shareholders			(1,145,870)	(2,271)

			(3,599,891)	(1,906,979)

Net cash used in financing activities			(1,980,515)	(1,279,574)

Net increase in cash and cash equivalents			344,175	108,464
Cash and cash equivalents at beginning of the period			2,023,721	1,454,978
Effects of exchange rate changes on cash and cash equivalents			(14,737)	10,091

Cash and cash equivalents at end of the period		~~W~~	2,353,159	1,573,533

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (the “Parent Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange. As of June 30, 2025, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.57
National Pension Service	16,154,539	7.52
Institutional investors and other shareholders	127,312,852	59.28
Kakao Investment Co., Ltd.	3,846,487	1.79
Treasury shares	1,807,778	0.84

	214,790,053	100.00

These condensed consolidated interim financial statements comprise the Parent Company and its subsidiaries (collectively referred to as the “Group”).

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

1.	Reporting Entity, Continued

(2)	List of consolidated subsidiaries

List of consolidated subsidiaries as of June 30, 2025 and December 31, 2024 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	June. 30, 2025	Dec. 31, 2024
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	International telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	NATE Communications Corporation (Formerly, SK Communications Co., Ltd.) (*2)	Korea	Internet website services	—	100.0
	SK Broadband Co., Ltd.	Korea	Fixed-line telecommunication services	99.1	99.1
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment	100.0	100.0
	Atlas Investment	Cayman Islands	Investment	100.0	100.0
	SK Telecom Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
	SAPEON Inc.	USA	Investment (Holdings company)	62.5	62.5
	Astra AI Infra LLC	USA	Investment	100.0	100.0
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	Media S Co., Ltd.	Korea	Production and supply services of broadcasting programs	100.0	100.0
Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.(*2)	Korea	Database and Internet website service	—	100.0
Subsidiary owned by SK Telecom Americas, Inc.	Global AI Platform Corporation	USA	Software development and supply business	100.0	100.0
Subsidiary owned by Global AI Platform Corporation	Global AI Platform Corporation Korea	Korea	Software development and supply business	100.0	100.0
Other(*3)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)	Details of changes in the consolidation scope for the six-month period ended June 30, 2025 are presented in note 1-(4).
(*3)	Other is owned by Atlas Investment and another subsidiary of the Parent Company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

1)	Condensed financial information of significant consolidated subsidiaries as of and for the six-month period ended June 30, 2025 is as follows:

(In millions of won)
	As of June 30, 2025				For the six-month period ended June 30, 2025
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	204,205	60,456	143,749	180,075	8,859
SK Broadband Co., Ltd.		7,162,332	4,192,540	2,969,792	2,236,616	123,687
PS&Marketing Corporation		458,341	223,661	234,680	641,340	4,928
SERVICE ACE Co., Ltd.		90,098	64,132	25,966	95,763	2,064
SERVICE TOP Co., Ltd.		62,491	42,879	19,612	79,433	2,205
SK O&S Co., Ltd.		115,824	83,705	32,119	162,282	757
Home & Service Co., Ltd.		140,328	105,672	34,656	250,427	1,263
SK stoa Co., Ltd.		117,387	49,488	67,899	157,056	7,311
SK m&service Co., Ltd.(*)		—	—	—	46,240	(4,407)

(*)	The condensed financial information of SK m&service Co., Ltd. represents the financial information up to the date of disposal.

2)	Condensed financial information of significant consolidated subsidiaries as of December 31, 2024 and for the six-month period ended June 30, 2024 is as follows:

(In millions of won)
	As of December 31, 2024				For the six-month period ended June 30, 2024
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit
SK Telink Co., Ltd.	~~W~~	210,962	63,558	147,404	165,661	10,182
SK Broadband Co., Ltd.		6,806,280	3,760,426	3,045,854	2,186,551	113,842
PS&Marketing Corporation		448,887	218,885	230,002	650,839	1,766
SERVICE ACE Co., Ltd.		74,676	49,818	24,858	97,472	2,709
SERVICE TOP Co., Ltd.		60,073	42,479	17,594	84,866	930
SK O&S Co., Ltd.		130,618	94,807	35,811	146,736	807
Home & Service Co., Ltd.		139,664	107,379	32,285	244,754	6,485
SK stoa Co., Ltd.		116,785	56,192	60,593	148,946	3,426
SK m&service Co., Ltd.		164,772	100,230	64,542	117,607	990

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

Details of subsidiaries that were excluded from consolidation scope during the six-month period ended June 30, 2025 are as follows:

Subsidiary	Reason
NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)	Loss of control
SK m&service Co., Ltd.	Loss of control

(5)	There are no material non-controlling interests of the Group as of June 30, 2025 and December 31, 2024.

2.	Basis of Preparation

(1)	Statement of compliance

These condensed consolidated interim financial statements were prepared in accordance with Korean International Financial Reporting Standard (“KIFRS”) 1034 Interim Financial Reporting as part of the period covered by the Group’s KIFRS annual financial statements. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since December 31, 2024. The accompanying condensed consolidated interim financial statements have been translated into English from the Korean language financial statements.

(2)	Use of estimates and judgments

1)	Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2024.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2) Fair value measurement

The Group’s accounting policies and disclosures require the measurement of fair values, for both a number of financial and non-financial assets and liabilities. The Group has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair values is reviewed and directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

The information about assumptions used for fair value measurements is included in Note 29.

3.	Material Accounting Policies

The material accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2024, except for the adoption of new and revised KIFRS applied from January 1, 2025, which are summarized below. The Group has not early applied the new and revised KIFRS and interpretations that have been issued but are not yet effective.

The following amended KIFRS is effective from January 1, 2025 and it did not have a material impact on the Group’s condensed consolidated interim financial statements.

•	Lack of Exchangeability (Amendments to KIFRS 1021 The Effect of Changes in Foreign Exchange Rates and KIFRS 1101)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides different services and sells merchandise. The Group’s reportable segments include: cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; and all other businesses, which include providing shopping channel and digital platform for selling products and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1) Segment information for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2025
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	7,281,393	2,675,810	218,490	10,175,693	(1,383,216)	8,792,477
Inter-segment revenue		762,650	599,406	21,160	1,383,216	(1,383,216)	—
External revenue		6,518,743	2,076,404	197,330	8,792,477	—	8,792,477
Depreciation and amortization		1,275,175	486,113	10,495	1,771,783	(39,348)	1,732,435
Operating profit (loss)		741,654	202,059	(11,724)	931,989	(26,345)	905,644
Finance income and costs, net							(168,059)
Loss relating to investments in associates and joint ventures, net							(5,287)
Other non-operating income and expense, net							15,973
Profit before income tax							748,271

(In millions of won)
	For the six-month period ended June 30, 2024
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	7,360,121	2,605,669	294,468	10,260,258	(1,363,288)	8,896,970
Inter-segment revenue		745,997	587,582	29,709	1,363,288	(1,363,288)	—
External revenue		6,614,124	2,018,087	264,759	8,896,970	—	8,896,970
Depreciation and amortization		1,345,279	485,326	13,002	1,843,607	(62,619)	1,780,988
Operating profit (loss)		895,342	173,089	(30,021)	1,038,410	(2,413)	1,035,997
Finance income and costs, net							(140,691)
Gain relating to investments in associates and joint ventures, net							15,425
Other non-operating income and expense, net							8,176
Profit before income tax							918,907

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

4.	Operating Segments, Continued

(1)	Segment information for the six-month periods ended June 30, 2025 and 2024 are as follows, Continued:

The Group principally operates its businesses in Korea, and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the six-month period ended June 30, 2025 or for the year ended December 31, 2024.

(2)	Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)		For the six-month period ended
		June 30, 2025		June 30, 2024
Goods and Services transferred at a point in time:
Cellular revenue	Goods and others(*1)	~~W~~	479,866	500,867
Fixed-line telecommunication revenue	Goods and others		38,817	34,792
Other revenue	Others(*2)		169,491	226,989

			688,174	762,648

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		5,163,580	5,204,647
	Cellular interconnection		185,867	214,394
	Other(*4)		689,430	694,216
Fixed-line telecommunication revenue	Fixed-line service		76,476	79,921
	Cellular interconnection		6,386	8,145
	Internet Protocol Television(*5)		915,367	911,624
	International calls		103,639	105,438
	Internet service and miscellaneous(*6)		935,719	878,167
Other revenue	Miscellaneous		27,839	37,770

			8,104,303	8,134,322

		~~W~~	8,792,477	8,896,970

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

4.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows, Continued:

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.
(*2)	Miscellaneous other revenue includes revenue from considerations received for the data broadcasting channel used for sales of goods.
(*3)	Wireless service includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.
(*4)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.
(*5)	Internet Protocol Television (“IPTV”) service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.
(*6)	Internet service includes revenue from the high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)	June 30, 2025
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,301,062	(263,013)	2,038,049
Short-term loans		93,126	(830)	92,296
Accounts receivable – other(*)		442,745	(26,601)	416,144
Accrued income		2,698	—	2,698
Guarantee deposits (Other current assets)		106,022	—	106,022

		2,945,653	(290,444)	2,655,209
Non-current assets:
Long-term loans		77,723	(41,396)	36,327
Long-term accounts receivable – other(*)		172,524	—	172,524
Guarantee deposits		156,947	—	156,947
Long-term accounts receivable – trade (Other non-current assets)		9,610	(2)	9,608

		416,804	(41,398)	375,406

	~~W~~	3,362,457	(331,842)	3,030,615

(*)	Gross and carrying amounts of accounts receivable – other as of June 30, 2025 include ~~W~~202,354 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2024
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,247,334	(258,028)	1,989,306
Short-term loans		65,767	(562)	65,205
Accounts receivable – other(*)		394,820	(25,628)	369,192
Accrued income		4,242	—	4,242
Guarantee deposits (Other current assets)		119,575	—	119,575

		2,831,738	(284,218)	2,547,520
Non-current assets:
Long-term loans		75,842	(41,396)	34,446
Long-term accounts receivable – other(*)		173,252	—	173,252
Guarantee deposits		155,875	—	155,875
Long-term accounts receivable – trade (Other non-current assets)		11,078	(2)	11,076

		416,047	(41,398)	374,649

	~~W~~	3,247,785	(325,616)	2,922,169

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2024 include ~~W~~223,761 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

5.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2025
	Beginning balance		Impairment	Write-offs(*)	Collection of receivables previously written-off	Ending balance
Accounts receivable – trade	~~W~~	258,030	19,883	(18,824)	3,926	263,015
Accounts receivable – other, etc.		67,586	3,312	(2,374)	303	68,827

	~~W~~	325,616	23,195	(21,198)	4,229	331,842

(In millions of won)
	For the six-month period ended June 30, 2024
	Beginning balance		Impairment	Write-offs(*)	Collection of receivables previously written-off	Ending balance
Accounts receivable – trade	~~W~~	242,737	24,528	(22,461)	4,430	249,234
Accounts receivable – other, etc.		75,663	2,330	(8,343)	722	70,372

	~~W~~	318,400	26,858	(30,804)	5,152	319,606

(*)	The Group writes off trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

Due to the nature of its business, which involves both fixed-line and wireless telecommunications, the Group’s accounts receivables from telecommunications revenue primarily consist of receivables from individual customers. As there are no significant differences in credit terms among customers, there is no material concentration of credit risk.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers with credit ratings considered to be low at credit risk. In addition, the Group is not exposed to significant credit concentration risk as the Group regularly assesses their credit risk by monitoring their credit ratings. While the contract assets are subject to impairment assessment, no significant credit risk has been identified.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

6.	Prepaid Expenses

The Group pays commissions to its retail stores and authorized dealers, primarily for wireless and fixed-line telecommunication services based on their performance of attracting new customers and renewing contracts with existing customers. The Group recognizes costs among the commissions that would not have incurred if a contract had not been entered into with a customer as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers.

(1)	Details of prepaid expenses as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	June 30, 2025		December 31, 2024
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,893,378	1,881,608
Others		93,616	64,002

	~~W~~	1,986,994	1,945,610

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	1,055,082	1,038,170
Others		69,800	70,236

	~~W~~	1,124,882	1,108,406

(2)	Incremental costs of obtaining contracts

Amortization in connection with incremental costs of obtaining contracts recognized as an asset for the three and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Amortization recognized	~~W~~	668,118	1,294,530	618,555	1,237,952

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

7.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Group allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Group recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	June 30, 2025		December 31, 2024
Contract assets:	~~W~~	148,505	136,737
Contract liabilities:
Wireless service contracts		18,935	20,275
Customer loyalty programs		5,667	5,694
Fixed-line service contracts		168,149	151,427
Others		72,575	52,310

	~~W~~	265,326	229,706

(2)

Amounts of revenue recognized for the six-month periods ended June 30, 2025 and 2024 related to the contract liabilities carried forward from the prior periods are ~~W~~75,541 million and ~~W~~62,590 million, respectively.

8.	Inventories

(1)	Details of inventories as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	June 30, 2025				December 31, 2024
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	~~W~~	177,415	(7,436)	169,979	191,323	(8,121)	183,202
Supplies		22,986	—	22,986	26,581	—	26,581

	~~W~~	200,401	(7,436)	192,965	217,904	(8,121)	209,783

(2)

Inventories recognized as operating expenses for the six-month periods ended June 30, 2025 and 2024 are ~~W~~596,147 million and ~~W~~617,723 million, respectively, which are included in cost of goods sold. In addition, reversal of valuation losses on inventories are included in the cost of goods sold and other operating expenses amount to ~~W~~528 million and ~~W~~643 million for the six-month periods ended June 30, 2025 and 2024, respectively. Write-offs included in other operating expenses for the six-month period ended June 30, 2025 and 2024 are ~~W~~24 million and ~~W~~34 million, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

9.	Investment Securities

(1)	Details of short-term investment securities as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	Category	June 30, 2025		December 31, 2024
Beneficiary certificates	FVTPL	~~W~~	28,040	—

(2)	Details of long-term investment securities as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	Category		June 30, 2025		December 31, 2024
Equity instruments	FVOCI	(*)	~~W~~	1,643,290	1,739,133
Debt instruments	FVTPL			134,158	138,789

			~~W~~	1,777,448	1,877,922

(*)	The Group designated investments in equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

10.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)		June 30, 2025			December 31, 2024
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	924,993	27.3	~~W~~	975,443
Korea IT Fund(*1)	Korea	63.3		363,957	63.3		363,138
UniSK	China	49.0		24,819	49.0		26,031
SK Technology Innovation Company	Cayman Islands	49.0		32,651	49.0		34,516
SK MENA Investment B.V.(*2)	Netherlands	32.1		5,994	32.1		17,273
SK Latin America Investment S.A.	Spain	32.1		1,673	32.1		1,357
SK South East Asia Investment Pte. Ltd.	Singapore	20.0		350,853	20.0		391,572
Citadel Pacific Telecom Holdings, LLC(*3)	USA	15.0		49,185	15		51,780
SM Culture & Contents Co., Ltd.	Korea	22.8		35,375	22.8		39,567
Nam Incheon Broadcasting Co., Ltd.	Korea	27.3		15,588	27.3		15,635
Home Choice Corp.(*3)	Korea	17.8		2,967	17.8		3,238
Konan Technology Inc.	Korea	20.6		1,743	20.6		3,575
CMES Inc.(*3)	Korea	6.6		7,429	6.6		4,772
SK telecom Japan Inc.	Japan	24.9		3,572	24.9		3,703
Rebellions Inc. (Formerly, SAPEON Korea Inc.)	Korea	25.9		284,544	26.1		298,327
SK m&service Co., Ltd.(*4)	Korea	30.0		23,406	—		—
Start-up Win-Win Fund and others (*3,5,6,7)	—	—		65,861	—		102,702

			~~W~~	2,194,610		~~W~~	2,332,629

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*8)	Korea	48.2		8,617	48.2		9,198

				8,617			9,198
			~~W~~	2,203,227		~~W~~	2,341,827

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

10.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of June 30, 2025 and December 31, 2024 are as follows, Continued:

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.
(*2)	The Group is scheduled to receive ~~W~~10,132 million from the paid-in capital reduction of SK MENA Investment B.V. for the six-month period ended June 30, 2025, with no change in ownership interest.
(*3)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the board of directors even though the Group has less than 20% of equity interests.

(*4)

The Group disposed of a portion of shares in SK m&service Co., Ltd., which was an indirect subsidiary of the Parent Company, to SAMKOO Inc. and received ~~W~~54,987 million for the six-month period ended June 30, 2025. As a result, the remaining shares have been reclassified as an investment in associate as of June 30, 2025.

(*5)

The Group contributed an additional ~~W~~1,000 million in cash to AhnLab Blockchain Company for the six -month period ended June 30, 2025, and the ownership interest of the Group increased from 19.5% to 30.0%.

(*6)

The Group exchanged its entire shares in id Quantique SA for shares in IonQ, Inc., and recognized a ~~W~~416 million loss relating to investments in associates for the six-month period ended June 30, 2025.

(*7)	The Group reclassified the entire shares of SK Investment Management Co., Ltd. as assets held for sale as of June 30, 2025. (See Note 34)
(*8)	This investment was classified as investment in joint ventures as the Group has a joint control pursuant to the agreement with the other shareholders.

(2)	Market values of investments in listed associates as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won, except for share data)
	June 30, 2025				December 31, 2024
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM Culture & Contents Co., Ltd.	~~W~~	1,482	22,033,898	32,654	1,400	22,033,898	30,847
Konan Technology Inc.		40,300	2,359,160	95,074	19,470	2,359,160	45,933
CMES Inc.		24,300	763,968	18,564	24,000	763,968	18,335

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

10.	Investments in Associates and Joint Ventures, Continued

(3)	The condensed financial information of material associates as of June 30, 2025 and December 31, 2024 and for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
	As of June 30, 2025
	Korea IT Fund		SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
Current assets	~~W~~	158,296	1,691,379	1,040,664
Non-current assets		416,372	1,747,589	1,052,353
Current liabilities		—	34,092	250,407
Non-current liabilities		—	311,925	30,567

	For the six-month period ended June 30, 2025
Revenue	~~W~~	12,882	32,097	32,385
Profit (loss) for the period		2,368	26,204	(16,188)
Other comprehensive income		9,879	95,273	22,888
Total comprehensive income		12,247	121,477	6,700

(In millions of won)
	As of December 31, 2024
	Korea IT Fund		SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
Current assets	~~W~~	164,128	1,755,237	1,724,220
Non-current assets		409,248	1,898,657	1,328,952
Current liabilities		—	48,662	342,671
Non-current liabilities		—	328,485	18,430

	For the six-month period ended June 30, 2024
Revenue	~~W~~	14,380	31,668	25,817
Profit (loss) for the period		1,736	27,779	(12,815)
Other comprehensive income (loss)		10,929	(20,799)	859
Total comprehensive income (loss)		12,665	6,980	(11,956)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

10.	Investments in Associates and Joint Ventures, Continued

(4)

Reconciliations of financial information of material associates to carrying amounts of investments in associates in the consolidated financial statements as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	June 30, 2025
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	~~W~~	574,668	63.3	363,957	—	363,957
SK China Company Ltd.		3,092,951	27.3	843,485	81,508	924,993
SK South East Asia Investment Pte. Ltd.(*)		1,754,265	20.0	350,853	—	350,853

(In millions of won)
	December 31, 2024
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	~~W~~	573,376	63.3	363,138	—	363,138
SK China Company Ltd.		3,276,747	27.3	893,609	81,834	975,443
SK South East Asia Investment Pte. Ltd.(*)		1,957,860	20.0	391,572	—	391,572

(*)	Net assets of the entity represent net assets excluding those attributable to the non-controlling interests.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

10.	Investments in Associates and Joint Ventures, Continued

(5)	Changes in investments in associates and joint ventures accounted for using the equity method for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)	For the six-month period ended June 30, 2025
	Beginning balance		Acquisition and disposal	Share of profit (loss)	Other compre- hensive income (loss)	Other changes	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	975,443	—	4,318	(54,768)	—	924,993
Korea IT Fund(*1)		363,138	—	1,501	6,257	(6,939)	363,957
UniSK		26,031	—	367	(1,579)	—	24,819
SK Technology Innovation Company		34,516	—	845	(2,710)	—	32,651
SK MENA Investment B.V.		17,273	—	177	(415)	(11,041)	5,994
SK Latin America Investment S.A.		1,357	—	267	49	—	1,673
SK South East Asia Investment Pte. Ltd.		391,572	—	(5,317)	(35,402)	—	350,853
Citadel Pacific Telecom Holdings, LLC(*1)		51,780	—	427	(1,584)	(1,438)	49,185
SM Culture & Contents Co., Ltd.		39,567	—	(4,037)	(155)	—	35,375
Nam Incheon Broadcasting Co., Ltd.(*1)		15,635	—	90	—	(137)	15,588
Home Choice Corp.		3,238	—	(271)	—	—	2,967
Konan Technology Inc.		3,575	—	(1,832)	—	—	1,743
CMES Inc.		4,772	3,418	(784)	23	—	7,429
SK telecom Japan Inc.		3,703	—	(144)	13	—	3,572
Rebellions Inc. (Formerly, SAPEON Korea Inc.)		298,327	(3,340)	(17,342)	6,899	—	284,544
SK m&service Co., Ltd(*2)		—	—	168	(328)	23,566	23,406
Start-up Win-Win Fund and others (*1,3,4,5)		102,702	1,006	893	(835)	(37,905)	65,861

		2,332,629	1,084	(20,674)	(84,535)	(33,894)	2,194,610
Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund		9,198	—	(581)	—	—	8,617

		9,198	—	(581)	—	—	8,617

	~~W~~	2,341,827	1,084	(21,255)	(84,535)	(33,894)	2,203,227

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

10.	Investments in Associates and Joint Ventures, Continued

(5)	Changes in investments in associates and joint ventures accounted for using the equity method for the six-month periods ended June 30, 2025 and 2024 are as follows, Continued:

(*1)	Dividends received from the associates are deducted from the carrying amount for the six-month period ended June 30, 2025.
(*2)

The Group disposed of a portion of shares in SK m&service Co., Ltd., which was an indirect subsidiary of the Parent Company, for the six-month period ended June 30, 2025, resulting in the reclassification of the remaining shares as an investment in associate as of June 30, 2025.

(*3)	The acquisition for the six-month period ended June 30, 2025 includes ~~W~~1,000 million of investments in AhnLab Blockchain Company.
(*4)

The Group exchanged its entire shares in id Quantique SA for shares in IonQ, Inc. and classified the investment in IonQ, Inc. as a financial asset at FVOCI for the six-month period ended June 30, 2025.

(*5)	The Group reclassified the entire shares of SK Investment Management Co., Ltd. as assets held for sale as of June 30, 2025. (See Note 34)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

10.	Investments in Associates and Joint Ventures, Continued

(5)	Changes in investments in associates and joint ventures accounted for using the equity method for the six-month periods ended June 30, 2025 and 2024 are as follows, Continued:

(In millions of won)	For the six-month period ended June 30, 2024
	Beginning balance		Acquisition and disposal	Share of profit (loss)	Other compre- hensive income	Other changes	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	896,990	—	1,782	53,008	—	951,780
Korea IT Fund(*1)		336,404	—	1,099	6,922	(5,054)	339,371
UniSK		22,285	—	(56)	1,406	—	23,635
SK Technology Innovation Company		70,409	—	1,667	5,499	—	77,575
SK MENA Investment B.V.		14,872	—	381	1,142	—	16,395
SK Latin America Investment S.A.		14,607	—	(1,365)	581	—	13,823
SK South East Asia Investment Pte. Ltd.		355,282	—	(326)	24,710	—	379,666
Citadel Pacific Telecom Holdings, LLC		45,901	—	(588)	4,530	—	49,843
SM Culture & Contents Co., Ltd.		41,578	—	(2,289)	(156)	—	39,133
Nam Incheon Broadcasting Co., Ltd.(*1)		14,344	—	757	—	(136)	14,965
Home Choice Corp.		3,215	—	(40)	—	—	3,175
Konan Technology Inc.		6,349	—	(2,180)	—	—	4,169
CMES Inc.		900	(4,396)	(266)	—	8,984	5,222
SK telecom Japan Inc.		1,239	—	—	—	—	1,239
12CM JAPAN and others(*1,2)		81,142	5,673	3,372	(2,665)	(400)	87,122

		1,905,517	1,277	1,948	94,977	3,394	2,007,113
Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund		9,495	—	(104)	—	—	9,391

		9,495	—	(104)	—	—	9,391

	~~W~~	1,915,012	1,277	1,844	94,977	3,394	2,016,504

(*1)	Dividends received from the associates are deducted from the carrying amount for the six-month period ended June 30, 2024.
(*2)

The acquisition for the six-month period ended June 30, 2024 includes ~~W~~5,878 million of investments in SK AMERICAS Inc. (formerly, SK USA, Inc.) and ~~W~~162 million of investment in SK VENTURE CAPITAL, LLC. The disposal for the six-month period ended June 30, 2024 includes a portion of shares in SK AMERICAS Inc. (formerly, SK USA, Inc.) for ~~W~~167 million and a portion of Start-up Win-Win Fund for ~~W~~200 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

10.	Investments in Associates and Joint Ventures, Continued

(6)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of June 30, 2025 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	For the six-month period ended June 30, 2025		Cumulative loss	For the six-month period ended June 30, 2025	Cumulative loss
Invites Genomics Co., Ltd.	~~W~~	3,329	25,507	(726)	560
Daehan Kanggun BcN Co., Ltd. and others		—	5,187	—	(124)

	~~W~~	3,329	30,694	(726)	436

11.	Property and Equipment

Changes in property and equipment for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2025
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Ending balance
Land	~~W~~	1,260,712	—	(227)	31,361	—	—	1,291,846
Buildings		765,818	30	(218)	47,658	(28,432)	—	784,856
Structures		210,987	359	(5)	4,530	(17,488)	—	198,383
Machinery		7,722,566	151,709	(1,878)	410,731	(1,091,041)	(359)	7,191,728
Other		369,007	34,157	(2,368)	(61,048)	(35,839)	—	303,909
Right-of-use assets		1,608,219	122,876	(43,198)	(2,358)	(216,604)	—	1,468,935
Construction in progress		680,085	535,801	—	(534,804)	—	—	681,082

	~~W~~	12,617,394	844,932	(47,894)	(103,930)	(1,389,404)	(359)	11,920,739

(In millions of won)
	For the six-month period ended June 30, 2024
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	1,248,200	11	(225)	11,440	—	1,259,426
Buildings		773,392	739	(252)	36,174	(28,365)	781,688
Structures		234,879	770	(76)	5,351	(19,499)	221,425
Machinery		7,890,654	137,550	(1,907)	657,438	(1,136,515)	7,547,220
Other		485,157	215,248	(1,618)	(184,370)	(43,063)	471,354
Right-of-use assets		1,611,951	158,070	(38,310)	(10,827)	(197,994)	1,522,890
Construction in progress		761,963	357,404	(767)	(592,426)	—	526,174

	~~W~~	13,006,196	869,792	(43,155)	(77,220)	(1,425,436)	12,330,177

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

12.	Investment Property

(1)	Changes in investment property for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2025
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	9,787	8,905	—	18,692
Buildings		8,029	8,067	(636)	15,460
Right-of-use assets		8,795	1,945	(1,339)	9,401

	~~W~~	26,611	18,917	(1,975)	43,553

(In millions of won)
	For the six-month period ended June 30, 2024
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	14,199	(1,255)	—	12,944
Buildings		10,242	(277)	(382)	9,583
Right-of-use assets		10,371	(92)	(845)	9,434

	~~W~~	34,812	(1,624)	(1,227)	31,961

(2)	The Group recognized lease income of ~~W~~3,968 million and ~~W~~3,230 million from investment property for the six-month periods ended June 30, 2025 and 2024, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

13.	Leases

(1)	Details of the right-of-use assets as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	June 30, 2025		December 31, 2024
Right-of-use assets:
Land, buildings and structures	~~W~~	1,242,819	1,379,422
Others		226,116	228,797

	~~W~~	1,468,935	1,608,219

(2)	Details of amounts recognized in the condensed consolidated interim statements of income for the six-month periods ended June 30, 2025 and 2024 as a lessee are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2025		June 30, 2024
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	185,310	165,385
Others(*)		31,294	32,609

	~~W~~	216,604	197,994

Interest expense on lease liabilities	~~W~~	24,455	22,824

(*)	Others include the amount reclassified as research and development expenses related to the lease contract for research and development facilities.

Expenses related to short-term leases and leases of low-value assets that the Group recognized are immaterial.

(3)	The total cash outflows for lease payments for the six-month periods ended June 30, 2025 and 2024 amounted to ~~W~~207,956 million and ~~W~~210,966 million, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

14.	Intangible Assets

(1)	Changes in intangible assets for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2025
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	1,135,546	—	—	—	(235,530)	900,016
Land usage rights		309	72	—	—	(100)	281
Industrial rights		20,173	2,355	—	—	(2,259)	20,269
Development costs		27	—	—	—	(9)	18
Facility usage rights		13,314	238	(2)	218	(1,459)	12,309
Customer relations		246,119	—	—	—	(13,515)	232,604
Club memberships(*1)		78,618	6,264	(2,981)	—	—	81,901
Other(*2)		700,765	29,273	(414)	86,738	(147,680)	668,682

	~~W~~	2,194,871	38,202	(3,397)	86,956	(400,552)	1,916,080

(In millions of won)
	For the six-month period ended June 30, 2024
	Beginning balance		Acquisition	Disposal	Transfer	Amorti- zation	Impairment	Ending balance
Frequency usage rights	~~W~~	1,606,606	—	—	—	(235,530)	—	1,371,076
Land usage rights		587	70	(5)	—	(216)	—	436
Industrial rights		46,154	2,287	(240)	—	(2,434)	—	45,767
Development costs		49	—	—	—	(12)	—	37
Facility usage rights		14,313	622	—	488	(1,554)	—	13,869
Customer relations		273,150	—	—	—	(13,515)	—	259,635
Club memberships(*1)		97,186	3,233	(3,832)	—	—	—	96,587
Other(*2)		823,092	15,998	(1,019)	67,937	(169,910)	(2)	736,096

	~~W~~	2,861,137	22,210	(5,096)	68,425	(423,171)	(2)	2,523,503

(*1)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and others.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

14.	Intangible Assets, Continued

(2)	Details of frequency usage rights as of June 30, 2025 are as follows:

(In millions of won)
	Amount		Amortization methods	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	43,916		Jul. 2021	Jun. 2026
1.8 GHz license		149,859		Dec. 2021	Dec. 2026
2.6 GHz license		182,120	Straight-line basis	Sept. 2016	Dec. 2026
2.1 GHz license		112,627		Dec. 2021	Dec. 2026
3.5 GHz license		411,494		Apr. 2019	Nov. 2028

	~~W~~	900,016

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

15.	Borrowings and Debentures

(1)	Short-term borrowings as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	June 30, 2025		December 31, 2024
SK Securities Co., Ltd.	3.62	Oct. 2, 2025	~~W~~	50,000	50,000
Shinhan Securities Co., Ltd.	3.62	Oct. 2, 2025		50,000	50,000

			~~W~~	100,000	100,000

(2)	Changes in long-term borrowings for the six-month period ended June 30, 2025 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	Maturity	Book value
Current				~~W~~	312,475
Non-current					203,125

As of January 1, 2025					515,600

Repayments of long-term borrowings:
	DBS Bank Ltd.	2.63	Mar. 10, 2025		(200,000)
	Korea Development Bank(*1)	1.87	Feb. 10, 2026		(6,250)

					(206,250)

Other changes(*2)					22
Current(*3)					109,372
Non-current(*3)					200,000

As of June 30, 2025				~~W~~	309,372

(*1)	The long-term borrowing is to be repaid by installments on an annual basis from 2022 to 2026.
(*2)	Other changes primarily reflect the amortization of the present value discount for the six-month period ended June 30, 2025.
(*3)	~~W~~3,125 million were reclassified from non-current to current for the six-month period ended June 30, 2025.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

15.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the six-month period ended June 30, 2025 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Annual interest rate (%)	Maturity	Face value			Book value
Current				~~W~~	2,148,762		2,147,634
Non-current					6,384,000		6,363,646

As of January 1, 2025					8,532,762		8,511,280
Debentures newly issued:
Unsecured corporate bonds	Refinancing fund	2.98	Feb. 21, 2028		190,000		189,193
Unsecured corporate bonds	Refinancing fund	3.05	Feb. 21, 2030		70,000		69,692
Unsecured corporate bonds	Refinancing fund	3.17	Feb. 21, 2035		140,000		139,418
Unsecured corporate bonds(*1)	Refinancing fund	2.76	Apr. 28, 2028		50,000		49,763
Unsecured corporate bonds(*1)	Refinancing fund	2.87	Apr. 29, 2030		120,000		119,503
Unsecured corporate bonds(*1)	Refinancing fund	2.97	Apr. 29, 2035		30,000		29,838
Unsecured corporate bonds(*1)	Business acquisition fund	3.09	Jun. 19, 2030		480,000		478,168
Unsecured corporate bonds(*1)	Business acquisition fund	3.38	Jun. 19, 2035		50,000		49,760
Registered unsecured private exchangeable bond	Refinancing fund	—	Nov. 28, 2027		32,000		19,021
Floating rate notes(*2)	Operating fund	SOFR rate + 0.59	May. 26, 2028		410,490 USD 300,000		409,163 USD 300,000

					1,572,490		1,553,519

Debentures repaid:
Unsecured corporate bonds	Operating and Refinancing fund	2.49	Feb. 26, 2025		(150,000)		(150,000)
Unsecured corporate bonds	Operating fund	1.75	Jan. 14, 2025		(130,000)		(130,000)
Unsecured corporate bonds	Refinancing fund	3.80	Apr. 12, 2025		(240,000)		(240,000)
Unsecured corporate bonds(*1)	Operating and Refinancing fund	1.64	Jun. 11, 2025		(100,000)		(100,000)
Unsecured corporate bonds(*1)	Refinancing fund	2.58	Jan. 24, 2025		(100,000)		(100,000)
Unsecured corporate bonds(*1)	Operating and Refinancing fund	4.21	Feb. 28, 2025		(50,000)		(50,000)
Floating rate notes	Operating fund	SOFR rate + 1.17	Jun. 4, 2025		(414,420 (USD 300,000	) )	(414,420 (USD 300,000	) )
Convertible bonds(*3)	Operating fund	—	Mar. 21, 2028		(4,341 (USD 3,000	) )	(4,978 (USD 3,440	) )

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

15.	Borrowings and Debentures, Continued

(2)	Changes in debentures for the six-month period ended June 30, 2025 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Annual interest rate (%)	Maturity	Face value			Book value
Convertible bonds(*3)	Operating fund	—	Jun. 12, 2028		(23,371 (USD 16,150	) )	(26,337 (USD 18,200	) )
Convertible bonds(*3)	Operating fund	—	Jun. 23, 2028		(11,215 (USD 7,750	) )	(12,609 (USD 8,713	) )
Convertible bonds(*3)	Operating fund	—	Jul. 21, 2028		(11,577 (USD 8,000	) )	(12,938 (USD 8,941	) )

					(1,234,924)		(1,241,282)

Other changes(*4)					(118,645)		(105,983)
Current(*5)					1,460,000		1,459,322
Non-current(*5)					7,291,683		7,258,212

As of June 30, 2025				~~W~~	8,751,683		8,717,534

(*1)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*2)	Applied interest rate is the SOFR rate of 4.34% as of June 30, 2025.
(*3)	Convertible bonds were redeemed on February 7, 2025, pursuant to an early redemption request.
(*4)	Other changes primarily reflect foreign currency translation effect of debentures and amortization of debentures issuance discount for the six-month period ended June 30, 2025.
(*5)	~~W~~579,620 million was reclassified from non-current to current for the six-month period ended June 30, 2025.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

16.	Long-term Payables – other

(1)	As of June 30, 2025 and December 31, 2024, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See note 14):

(In millions of won)
	June 30, 2025		December 31, 2024
Long-term payables - other	~~W~~	551,925	921,075
Present value discount on long-term payables – other		(7,614)	(13,355)
Current portion of long-term payables – other		(366,139)	(367,765)

Carrying amount at period end	~~W~~	178,172	539,955

(2)

The sum of portions repaid among the principal of long-term payables – other for the six-month periods ended June 30, 2025 and 2024 amounts to ~~W~~369,150 million and ~~W~~369,150 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of June 30, 2025 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	369,150
1~3 years		182,775

	~~W~~	551,925

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

17.	Provisions

Changes in provisions for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2025							As of June 30, 2025
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for restoration	~~W~~	119,623	2,455	(4,313)	(772)	(5)	116,988	37,914	79,074
Emission allowance		437	1,034	—	(38)	—	1,433	1,433	—
Other provisions		—	118	—	—	—	118	—	118

	~~W~~	120,060	3,607	(4,313)	(810)	(5)	118,539	39,347	79,192

(In millions of won)
	For the six-month period ended June 30, 2024							As of June 30, 2024
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for restoration	~~W~~	120,024	3,513	(1,463)	(436)	3	121,641	40,563	81,078
Emission allowance		1,182	985	—	(38)	—	2,129	2,129	—
Other provisions		218	—	—	(218)	—	—	—	—

	~~W~~	121,424	4,498	(1,463)	(692)	3	123,770	42,692	81,078

18.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	June 30, 2025		December 31, 2024
Present value of defined benefit obligations	~~W~~	1,194,922	1,142,324
Fair value of plan assets		(1,285,620)	(1,294,567)

Defined benefit assets(*)		(101,627)	(154,329)

Defined benefit liabilities		10,929	2,086

(*)

Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of the Group entities with defined benefit assets of other Group entities, defined benefit assets of the Group entities have been separately presented from defined benefit liabilities.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

18.	Defined Benefit Liabilities (Assets), Continued

(2)	Changes in present value of defined benefit obligations for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2025		June 30, 2024
Beginning balance	~~W~~	1,142,324	1,121,679
Current service cost		62,829	65,737
Interest cost		21,262	23,589
Remeasurement
- Financial assumption		609	819
- Adjustment based on experience		38,847	(1,886)
Benefit paid		(84,450)	(69,492)
Others		13,501	10,302

Ending balance	~~W~~	1,194,922	1,150,748

(3)	Changes in fair value of plan assets for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2025		June 30, 2024
Beginning balance	~~W~~	1,294,567	1,292,416
Interest income		23,679	27,143
Remeasurement		2,320	1,488
Contributions		74,773	25,000
Benefit paid		(120,933)	(72,269)
Others		11,214	3,563

Ending balance	~~W~~	1,285,620	1,277,341

(4)	Total cost of defined benefit plan, which is recognized in profit or loss for the six-month periods ended June 30, 2025 and 2024 is as follows:

(In millions of won)	For the six-month period ended
	June 30, 2025		June 30, 2024
Current service cost	~~W~~	62,829	65,737
Net interest income		(2,417)	(3,554)

	~~W~~	60,412	62,183

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

19.	Share Capital and Capital Surplus and Others

(1)

The Parent Company’s outstanding share capital consists of shares with a par value of ~~W~~100. The number of authorized and issued common shares and the details of share capital and capital surplus and others as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won, except for share data)
	June 30, 2025		December 31, 2024
Number of authorized shares		670,000,000	670,000,000
Number of issued shares		214,790,053	214,790,053
Share capital:
Common shares(*1)	~~W~~	30,493	30,493
Capital surplus and others:
Paid-in surplus		1,771,000	1,771,000
Treasury shares		(88,533)	(92,962)
Hybrid bonds(*2)		398,509	398,509
Share option(Note 20)		14,511	14,498
Others(*3)		(14,042,815)	(14,045,981)

	~~W~~	(11,947,328)	(11,954,936)

(*1)

The Parent Company retired 4,043,091 treasury shares with reduction of its unappropriated retained earnings, and accordingly, the Parent Company’s shares issued have decreased without a change in share capital for the six-month period ended June 30, 2024. Also, in 2002 and 2003, the Parent Company retired treasury shares with reduction of its retained earnings before appropriation, and as a result, the Parent Company’s issued shares have decreased without a change in share capital.

(*2)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Parent Company classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common shares.

(*3)	Others primarily consist of the excess of the consideration paid by the Group over the carrying amount of net assets acquired from entities under common control.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

19.	Share Capital and Capital Surplus and Others, Continued

(2)	There were no changes in share capital for the six-month periods ended June 30, 2025 and 2024, and details of shares outstanding as of June 30, 2025 and 2024 are as follows:

(In shares)	June 30, 2025			June 30, 2024
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	214,790,053	1,807,778	212,982,275	214,790,053	1,903,711	212,886,342

(3)	Details of treasury shares as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won, except for share data)
	June 30, 2025		December 31, 2024
Number of shares(*)		1,807,778	1,903,711
Acquisition cost	~~W~~	88,533	92,962

(*)

The Parent Company granted 91,073 treasury shares (acquisition cost: ~~W~~4,191 million) upon exercise of stock options for the six-month period ended June 30, 2025, resulting in a gain on disposal of treasury shares of ~~W~~1,164 million. Also, the Parent Company distributed 4,860 treasury shares (acquisition cost: ~~W~~238 million) as bonus payment to its employees, resulting in a gain on disposal of treasury shares of ~~W~~24 million for the six-month period ended June 30, 2025.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

20.	Share-based payment arrangement

20.1 Share-based payment arrangement of the Parent Company

(1)	Terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Share-based payment arrangement with cash alternatives

Series
	5(*)	6	7-1(*)	7-2
Grant date	March 26, 2020	March 25, 2021	March 25, 2022
Types of shares to be issued	Registered common shares of the Parent Company
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	32,947	71,726	98,425	96,820
Exercise price (in won)	38,452	50,276	56,860	56,860
Exercise period	Mar. 27, 2023	Mar. 26, 2023	Mar. 26, 2025	Mar. 26, 2024
	~	~	~	~
	Mar. 26, 2027	Mar. 25, 2026	Mar. 25, 2029	Mar. 25, 2027
Vesting conditions	3 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

(*)	For the six-month period ended June 30, 2025, some portions of stock options granted in the 5th series were exercised.

2)	Cash-settled share-based payment arrangement

The entire amount of remaining share appreciation rights for shares of SK Telecom Co., Ltd. granted in 2022 was not exercised and was fully forfeited for the six-month period ended June 30, 2025.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

20.	Share-based payment arrangement, Continued

20.1 Share-based payment arrangement of the Parent Company, Continued:

(1)	Terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

3)	Equity-settled share-based payment arrangement

The Parent Company established Performance Share Units (“PSU”) for executives of the Parent Company and major subsidiaries as part of the compensation based on the growth of corporate value for the year ended December 31, 2023, and the details are as follows:

PSU of SK Telecom Co., Ltd.
Grant date	March 28, 2023	March 26, 2024
Types of shares to be issued	Registered common shares of the Parent Company
Grant method	Reissue of treasury shares
Number of shares(*)	Fluctuates according to the share price on the expiration date and the cumulative increase rate of KOSPI200
Reference share price (in won)	47,280	52,720
Reference index (KOSPI200)	315	362
Maturity (exercise date)	The day in which the annual general meeting of shareholders is held after 3 years from the grant date
Vesting conditions	Full service in the year in which the grant date is included

(*)

The initial amount granted is a total of ~~W~~10,813 million for 2023 and ~~W~~12,835 million for 2024, and the amount calculated according to the adjustment rate based on the share price on the expiration date and the cumulative increase rate of KOSPI200 will be paid in shares.

(2)

Share compensation expense for share-based payment arrangements with cash alternatives recognized for the six-month period ended June 30, 2025 is as follows, and there is no remaining share compensation expense to be recognized in subsequent periods.

(In millions of won)
	Share compensation expense
As of December 31, 2024	~~W~~	158,596
For the six-month period ended June 30, 2025		269

	~~W~~	158,865

The liabilities recognized by the Parent Company in relation to the share-based payment arrangement with cash alternatives are ~~W~~1,933 million and ~~W~~7,283 million, respectively, which are included in accrued expenses as of June 30, 2025 and December 31, 2024.

As of December 31, 2024, the carrying amount of liabilities recognized by the Parent Company in relation to the cash-settled share-based payment arrangement was ~~W~~305 million, and no liability was recognized as of June 30, 2025.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

20.	Share-based payment arrangement, Continued

20.1	Share-based payment arrangement of the Parent Company, Continued:

(3)	The Parent Company used option-pricing models, including the binomial model, on the measurement of the fair value of the share options and the inputs used in the model are as follows:

1)	Share-based payment arrangement with cash alternatives

(i)	SK Telecom Co., Ltd.

(In won)	Series
	5	6	7-1	7-2
Risk-free interest rate	2.43%	2.30%	2.54%	2.43%
Estimated option’s life	7 years	5 years	7 years	5 years
Share price on the remeasurement date	56,700	56,700	56,700	56,700
Expected volatility	18.10%	18.10%	18.10%	18.10%
Expected dividends yield	6.24%	6.24%	6.24%	6.24%
Exercise price	38,452	50,276	56,860	56,860
Per-share fair value of the option	18,248	6,721	4,862	3,832

(ii)	SK Square Co., Ltd.

(In won)	Series
	5	6
Risk-free interest rate	1.52%	1.55%
Estimated option’s life	7 years	5 years
Share price (Closing price on the preceding day)	34,900	49,800
Expected volatility	8.10%	25.70%
Expected dividends yield	5.70%	4.00%
Exercise price	38,452	50,276
Per-share fair value of the option	192	8,142

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

20.	Share-based payment arrangement, Continued

20.1	Share-based payment arrangement of the Parent Company, Continued:

(3)	The Parent Company used option-pricing models, including the binomial model, on the measurement of the fair value of the share options and the inputs used in the model are as follows, Continued:

2)	Equity-settled share-based payment arrangement

(In won)	Granted in 2023	Granted in 2024
	PSU of SK Telecom Co., Ltd.	PSU of SK Telecom Co., Ltd.
Risk-free interest rate	3.26%	3.30%
Estimated option’s life	3 years	3 years
Share price on the grant date	48,500	54,100
Expected volatility	18.67%	15.90%
Expected dividends yield	4.90%	5.40%
Per-share fair value of the option	27,525	25,920

20.2	Share-based payment arrangement by SAPEON Inc., a subsidiary of the Parent Company

The entire amount of remaining share-based payment arrangement granted by SAPEON Inc. to its employees was not exercised and was fully forfeited for the six-month period ended June 30, 2025.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

21.	Retained Earnings

Retained earnings as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	June 30, 2025		December 31, 2024
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		10,131,138	9,981,138
Reserve for technology development		4,865,300	4,715,300

		14,996,438	14,696,438
Unappropriated		8,035,538	8,257,369

	~~W~~	23,054,296	22,976,127

22.	Reserves

(1)	Details of reserves, net of taxes, as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	June 30, 2025		December 31, 2024
Valuation gain on FVOCI	~~W~~	443,574	262,657
Other comprehensive income of investments in associates and joint ventures		251,934	315,283
Valuation loss on derivatives		(1,191)	(8,044)
Foreign currency translation differences for foreign operations		20,120	77,047

	~~W~~	714,437	646,943

(2)	Changes in reserves for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
	Valuation gain on financial assets at FVOCI		Other comprehensive income (loss) of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance as of January 1, 2024	~~W~~	176,208	182,702	(1,488)	29,794	387,216
Changes, net of taxes		37,262	89,643	1,165	21,135	149,205
Balance as of June 30, 2024	~~W~~	213,470	272,345	(323)	50,929	536,421
Balance as of January 1, 2025	~~W~~	262,657	315,283	(8,044)	77,047	646,943
Changes, net of taxes		180,917	(63,349)	6,853	(56,927)	67,494

Balance as of June 30, 2025	~~W~~	443,574	251,934	(1,191)	20,120	714,437

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

23.	Other Operating Expenses

Details of other operating expenses for the three and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Communication	~~W~~	7,932	15,719	8,435	16,707
Utilities		131,290	265,962	125,712	260,501
Taxes and dues		25,399	38,264	23,308	32,938
Repair		103,327	204,076	113,190	217,293
Research and development		80,045	169,957	97,482	186,410
Training		4,719	11,769	6,168	13,518
Bad debt for accounts receivable – trade		12,381	19,883	10,957	24,528
Travel		3,783	8,273	4,930	10,641
Supplies and others		204,825	232,787	25,255	54,109

	~~W~~	573,701	966,690	415,437	816,645

24.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	3,707	11,410	4,072	8,180
Others		18,314	24,835	10,707	15,392

	~~W~~	22,021	36,245	14,779	23,572

Other Non-operating Expenses:
Loss on impairment of property and equipment and intangible assets	~~W~~	1,803	3,962	2,325	4,224
Impairment loss on property and equipment and intangible assets		—	359	2	2
Donations		6,612	8,969	3,675	8,304
Bad debt for accounts receivable – other		2,454	3,312	952	2,330
Others		2,542	3,670	(1,919)	536

	~~W~~	13,411	20,272	5,035	15,396

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

25.	Finance Income and Costs

(1)	Details of finance income and costs for the three and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Finance Income:
Interest income	~~W~~	19,891	38,463	20,634	39,453
Dividends		12,639	32,451	5,427	22,688
Gain on foreign currency transactions		6,388	9,097	6,253	10,297
Gain on foreign currency translations		2,012	4,476	1,534	4,107
Gain relating to financial instruments at FVTPL		273	417	860	18,245

	~~W~~	41,203	84,904	34,708	94,790

(In millions of won)	2025			2024
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Finance Costs:
Interest expenses	~~W~~	95,017	192,646	99,082	204,114
Loss on sale of accounts receivable – other		3,825	8,768	9,368	21,044
Loss on foreign currency transactions		6,895	13,794	4,890	7,357
Loss on foreign currency translations		5,924	6,530	1,040	2,900
Loss relating to financial instruments at FVTPL		(52)	101	(63)	66
Loss on settlement of derivatives		7,298	7,298	—	—
Loss on repayment of debentures		—	470	—	—
Other finance costs		23,356	23,356	—	—

	~~W~~	142,263	252,963	114,317	235,481

(2)	Details of interest income included in finance income for the three and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest income on cash equivalents and financial instruments	~~W~~	14,577	27,085	14,607	26,276
Interest income on loans and others		5,314	11,378	6,027	13,177

	~~W~~	19,891	38,463	20,634	39,453

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

25.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the three and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest expense on borrowings	~~W~~	7,068	15,385	7,750	16,957
Interest expense on debentures		68,558	136,293	68,824	138,229
Others		19,391	40,968	22,508	48,928

	~~W~~	95,017	192,646	99,082	204,114

(4)	Details of impairment losses for financial assets for the three and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Accounts receivable – trade	~~W~~	12,381	19,883	10,957	24,528
Other receivables		2,454	3,312	952	2,330

	~~W~~	14,835	23,195	11,909	26,858

26.	Income Tax Expense

The income tax expense was calculated by considering current tax expense, adjusted for changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences and income tax expense that relates to items recognized outside profit or loss.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

27.	Earnings per Share

Earnings per share is calculated for profit attributable to owners of the Parent Company per common share and dilutive potential common share, and details are as follows:

(1)	Basic earnings per share

1)	Basic earnings per share for the three and six-month periods ended June 30, 2025 and 2024 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	2025			2024
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	~~W~~	89,638	454,060	337,406	690,392
Interest on hybrid bonds		(4,950)	(9,900)	(4,950)	(9,900)

Profit attributable to owners of the Parent Company on common shares		84,688	444,160	332,456	680,492
Weighted average number of common shares outstanding		212,959,976	212,923,363	212,884,657	212,809,515

Basic earnings per share (in won)	~~W~~	398	2,086	1,562	3,198

2)	Weighted average number of common shares outstanding for the three and six-month periods ended June 30, 2025 and 2024 are calculated as follows:

(In shares)		Weighted average number of common shares
	Number of common shares	Three-month period ended June 30	Six-month period ended June 30
Issued shares as of January 1, 2025	214,790,053	214,790,053	214,790,053
Treasury shares as of January 1, 2025	(1,903,711)	(1,903,711)	(1,903,711)
Disposal of treasury shares	95,933	73,634	37,021

	212,982,275	212,959,976	212,923,363

(In shares)		Weighted average number of common shares
	Number of common shares	Three-month period ended June 30	Six-month period ended June 30
Issued shares as of January 1, 2024	218,833,144	218,833,144	218,833,144
Treasury shares as of January 1, 2024	(6,133,414)	(6,133,414)	(6,133,414)
Acquisition of treasury shares	(317,000)	(317,000)	(313,610)
Disposal of treasury shares	503,612	501,927	423,395

	212,886,342	212,884,657	212,809,515

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

27.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the three and six-month periods ended June 30, 2025 and 2024 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)
	2025			2024
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit attributable to owners of the Parent Company on common shares	~~W~~	84,688	444,160	332,456	680,492
Adjusted weighted average number of common shares outstanding		213,297,609	213,262,279	213,129,019	213,053,462

Diluted earnings per share (in won)	~~W~~	397	2,083	1,560	3,194

2)	Adjusted weighted average number of common shares outstanding for the three and six-month periods ended June 30, 2025 and 2024 are calculated as follows:

(In shares)
	2025		2024
	Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Outstanding shares as of January 1	212,886,342	212,886,342	212,699,730	212,699,730
Effect of treasury shares	73,634	37,021	184,927	109,785
Effect of share option	337,633	338,916	244,362	243,947

Adjusted weighted average number of common shares outstanding	213,297,609	213,262,279	213,129,019	213,053,462

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

28.	Categories of Financial Instruments

(1)	Financial assets by category as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	June 30, 2025
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	1,559,847	—	793,312	—	2,353,159
Short-term investment securities		28,040	—	—	—	28,040
Financial instruments		—	—	173,751	—	173,751
Long-term investment securities(*)		134,158	1,643,290	—	—	1,777,448
Accounts receivable – trade		—	—	2,047,657	—	2,047,657
Loans and other receivables		202,354	—	776,249	—	978,603
Derivative financial assets		68,128	—	—	112,700	180,828

	~~W~~	1,992,527	1,643,290	3,790,969	112,700	7,539,486

(*)	The Group designated ~~W~~1,643,290 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2024
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents(*1)	~~W~~	310,721	—	1,713,000	—	2,023,721
Financial instruments(*1)		5,000	—	319,263	—	324,263
Long-term investment securities(*2)		138,789	1,739,133	—	—	1,877,922
Accounts receivable – trade(*1)		—	—	2,000,382	—	2,000,382
Loans and other receivables(*1)		223,761	—	697,216	—	920,977
Derivative financial assets		70,311	—	—	270,797	341,108

	~~W~~	748,582	1,739,133	4,729,861	270,797	7,488,373

(*1)	Financial assets reclassified as assets held for sale as of December 31, 2024 are not included.
(*2)	The Group designated ~~W~~1,739,133 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

28.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)	June 30, 2025
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	133,919	—	133,919
Derivative financial liabilities		14,971	—	7,306	22,277
Borrowings		—	409,372	—	409,372
Debentures		—	8,717,534	—	8,717,534
Lease liabilities(*)		—	1,568,528	—	1,568,528
Accounts payable - other and others		—	3,896,307	—	3,896,307

	~~W~~	14,971	14,725,660	7,306	14,747,937

(*)

The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

(In millions of won)	December 31, 2024
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	126,508	—	126,508
Derivative financial liabilities		2,689	—	748	3,437
Borrowings		—	615,600	—	615,600
Debentures		—	8,511,280	—	8,511,280
Lease liabilities(*1,2)		—	1,637,951	—	1,637,951
Accounts payable - other and others(*2)		—	5,018,850	—	5,018,850

	~~W~~	2,689	15,910,189	748	15,913,626

(*1)

The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

(*2)	Financial liabilities reclassified as liabilities held for sale as of December 31, 2024 are not included.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

29.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and price fluctuations. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, long-term investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – other and others, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Group incurs foreign exchange position due to revenues and expenses from its global operations. Major foreign currencies where currency risk exists are USD, EUR and others. The Group determines its currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk on each Group entity basis. The Group regularly evaluates, manages and reports foreign exchange exposure risk through the management systems to receivables and payables denominated in foreign currencies. Currency risk arises from forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each group entity.

Monetary assets and liabilities denominated in foreign currencies as of June 30, 2025 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	82,887	~~W~~	112,428	1,053,416	~~W~~	1,428,853
EUR	15,137		24,094	1		1
Others	—		536	—		—

		~~W~~	137,058		~~W~~	1,428,854

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency debentures.

As of June 30, 2025, a hypothetical change in exchange rates by 10% would have increased (decreased) the Group’s profit before income tax and equity as follows:

(In millions of won)
	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
USD	~~W~~	3,342	(3,342)	~~W~~	2,494	(2,494)
EUR		2,409	(2,409)		1,798	(1,798)
Others		54	(54)		40	(40)

	~~W~~	5,805	(5,805)	~~W~~	4,332	(4,332)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Group arises from borrowings, debentures and long-term payables – other. Since the Group’s interest-bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures, such as refinancing, renewal, alternative financing and hedging.

As of June 30, 2025, the par values of floating-rate borrowings and debentures amount to ~~W~~200,000 million and ~~W~~406,920 million, respectively, and the Group has entered into interest rate swaps to hedge interest rate risk related to the floating-rate borrowings and debentures. Therefore, profit before income tax for the six-month period ended June 30, 2025 would not have been affected by the changes in interest rates of floating-rate borrowings debentures.

As of June 30, 2025, the floating-rate long-term payables – other are ~~W~~551,925 million. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income tax and equity for the six-month period ended June 30, 2025, would change by ~~W~~2,760 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

(iii)	Price fluctuations risk

As of June 30, 2025, the Group holds equity instruments in an active trading market and is exposed to price fluctuation risk accordingly. Assuming all other variables remain constant, the impact of changes in per-share stock price of the equity securities on profit before income tax and equity for the six-month period ended June 30, 2025 is as follows.

(In millions of won)
Profit before income tax			Equity
If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
~~W~~	—	—	~~W~~	75,761	(75,761)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

Maximum credit exposure as of June 30, 2025 and December 31, 2024 is as follows:

(In millions of won)
	June 30, 2025		December 31, 2024
Cash and cash equivalents	~~W~~	2,352,930	2,023,543
Financial instruments		173,751	324,263
Long-term investment securities		2,535	2,205
Accounts receivable – trade		2,047,658	2,000,382
Contract assets		148,505	136,737
Loans and other receivables		978,603	920,977
Derivative financial assets		180,828	341,108

	~~W~~	5,884,810	5,749,215

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty by considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

The Group establishes a loss allowance in respect of accounts receivable – trade. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Group’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings.

The Group’s maximum exposure to credit risk is equal to each financial asset’s carrying amount as of June 30, 2025.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual	maturities of financial liabilities as of June 30, 2025 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	~~W~~	133,919	133,919	133,919	—	—
Borrowings(*)		409,372	420,494	217,410	203,084	—
Debentures(*)		8,717,534	9,942,446	1,744,330	5,931,934	2,266,182
Lease liabilities		1,568,528	1,839,347	386,827	1,055,256	397,264
Accounts payable – other and others(*)		3,896,307	3,919,125	3,717,891	201,234	—

	~~W~~	14,725,660	16,255,331	6,200,377	7,391,508	2,663,446

(*)	The contractual cash flow is amount that includes estimated interest payables.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or in significantly different amounts.

As of June 30, 2025, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years
Assets	~~W~~	112,700	120,699	18,822	101,877
Liabilities		(7,306)	(8,166)	(991)	(7,175)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

29.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2024.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the consolidated financial statements.

Debt-equity ratio as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)	June 30, 2025		December 31, 2024
Total liabilities	~~W~~	17,332,912	18,687,621
Total equity		11,971,398	11,827,634

Debt-equity ratios		144.79%	158.00%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities, including fair value hierarchy as of June 30, 2025 are as follows:

(In millions of won)	June 30, 2025
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	1,992,527	—	1,790,241	202,286	1,992,527
Derivative hedging instruments		112,700	—	112,700	—	112,700
FVOCI		1,643,290	1,015,183	164,578	463,529	1,643,290

	~~W~~	3,748,517	1,015,183	2,067,519	665,815	3,748,517

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	14,971	—	—	14,971	14,971
Derivative hedging instruments		7,306	—	7,306	—	7,306

	~~W~~	22,277	—	7,306	14,971	22,277

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	409,372	—	412,664	—	412,664
Debentures		8,717,534	—	8,856,458	—	8,856,458
Long-term payables – other		544,311	—	549,032	—	549,032

	~~W~~	9,671,217	—	9,818,154	—	9,818,154

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

29.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities, including fair value hierarchy as of December 31, 2024 are as follows:

(In millions of won)	December 31, 2024
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	748,582	—	539,481	209,101	748,582
Derivative hedging instruments		270,797	—	270,797	—	270,797
FVOCI		1,739,133	1,088,578	171,967	478,588	1,739,133

	~~W~~	2,758,512	1,088,578	982,245	687,689	2,758,512

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	2,689	—	—	2,689	2,689
Derivative hedging instruments		748	—	748	—	748

	~~W~~	3,437	—	748	2,689	3,437

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	615,600	—	619,325	—	619,325
Debentures		8,511,280	—	8,582,255	—	8,582,255
Long-term payables – other		907,720	—	930,604	—	930,604

	~~W~~	10,034,600	—	10,132,184	—	10,132,184

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVTPL and financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods, such as discounted cash flow and market approach. Inputs used in such valuation methods include swap rate, interest rate, risk premium, and the volatility of stock price, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of June 30, 2025 are as follows:

Interest rate
Derivative instruments	2.00% ~ 6.80%
Borrowings and debentures	2.56% ~ 2.96%
Long-term payables – other	2.57% ~ 2.74%

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

29.	Financial Risk Management, Continued

(3)	Fair value, Continued

3)

There have been no transfers between Level 1 and Level 2 for the six-month period ended June 30, 2025. The changes in financial assets and liabilities classified as Level 3 for the six-month period ended June 30, 2025 are as follows:

(In millions of won)	Balance as of January 1, 2025		Gain	OCI	Acquisition	Disposal	Transfer	Balance as of June 30, 2025
Financial assets
FVTPL	~~W~~	209,101	58	(4,446)	3,612	(11,135)	5,096	202,286
FVOCI		478,588	—	(16,473)	1,414	—	—	463,529

	~~W~~	687,689	58	(20,919)	5,026	(11,135)	5,096	665,815

Financial liabilities
FVTPL	~~W~~	(2,689)	—	997	(13,279)	—	—	(14,971)

(4)	Enforceable master netting agreement or similar agreement

Carrying amounts of financial instruments recognized to which offset agreements are applicable as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)	June 30, 2025
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the condensed consolidated interim statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	211,597	(198,274)	13,323
Financial liabilities:
Accounts payable – other and others	~~W~~	203,237	(198,274)	4,963

(In millions of won)	December 31, 2024
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the consolidated statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	186,284	(174,372)	11,912
Financial liabilities:
Accounts payable – other and others	~~W~~	180,323	(174,372)	5,951

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

30.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate controlling entity	SK Inc.
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associates	SK China Company Ltd. and 43 others
Others	The ultimate controlling entity’s subsidiaries, associates and others

As of June 30, 2025, the Group belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensations given to such key management for the three and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Salaries	~~W~~	893	4,939	1,062	4,138
Defined benefits plan expenses		158	521	203	955
Share option		95	132	(951)	(287)

	~~W~~	1,146	5,592	314	4,806

Compensation for the key management include salaries, non-monetary salaries and defined benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

30.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)		For the period ended June 30, 2025
		Operating revenue and others			Operating expenses and others(*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Six-month	Three- month	Six-month	Three- month	Six-month
Ultimate controlling entity	SK Inc.(*2)	~~W~~	5,448	9,814	163,858	336,212	59,939	64,251

Associates	SK m&service Co., Ltd.		1,875	2,239	8,710	11,503	373	606
	Others(*3,4)		8,526	9,692	3,149	17,187	—	—

			10,401	11,931	11,859	28,690	373	606

Others	SK Innovation Co., Ltd.		2,687	3,698	5,118	9,399	—	2,050
	SK Energy Co., Ltd.		483	803	17	63	—	—
	SK Geo Centric Co., Ltd.		220	368	—	13	—	—
	SK Networks Co., Ltd.(*5)		4,411	5,607	192,355	440,547	—	—
	SK Networks Service Co., Ltd.		1,365	2,636	14,983	30,292	369	369
	SK Ecoplant Co., Ltd.		635	1,218	—	—	—	—
	SK hynix Inc.		19,607	32,603	37	268	—	—
	SK Shieldus Co., Ltd.		14,337	27,926	35,251	74,951	8,182	8,931
	Content Wavve Corp.		3,213	7,612	17,213	33,036	—	—
	Eleven Street Co., Ltd.		30,254	33,704	4,972	14,213	—	—
	SK Planet Co., Ltd.		2,071	4,715	36,290	54,673	30	110
	SK Magic Co., Ltd.		387	713	297	610	—	—
	Tmap Mobility Co., Ltd.		4,120	8,532	1,436	2,595	—	—
	One Store Co., Ltd.		3,217	6,523	11	21	—	—
	Dreamus Company		1,337	2,839	13,253	27,079	—	—
	UNA Engineering Inc.		23	45	14,588	27,008	9,731	11,586
	Happy Narae Co., Ltd.		300	541	6,444	9,350	5,615	5,914
	Others		9,811	19,242	14,239	30,740	19,803	19,803

			98,478	159,325	356,504	754,858	43,730	48,763

		~~W~~	114,327	181,070	532,221	1,119,760	104,042	113,620

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~123,457 million of dividends paid by the Parent Company.
(*3)	The disposal of the shares in F&U Credit Information Co., Ltd. held by the Group was completed on April 4, 2025, and the transactions subsequent to the disposal have not been included.
(*4)	Operating revenue and others include ~~W~~8,378 million of dividends received which was deducted from the investment in associates.
(*5)	Operating expenses and others include costs for handset purchases amounting to ~~W~~405,459 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

30.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three and six-month periods ended June 30, 2025 and 2024 are as follows, Continued:

(In millions of won)		For the period ended June 30, 2024
		Operating revenue and others			Operating expenses and others(*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Six-month	Three- month	Six-month	Three- month	Six-month
Ultimate controlling entity	SK Inc.(*2)	~~W~~	4,579	9,194	159,573	329,118	5,146	15,275

Associates	F&U Credit information Co., Ltd.		1,070	1,564	12,000	24,643	203	203
	Daehan Kanggun BcN Co., Ltd.		2,778	5,662	—	—	—	—
	Others(*3)		5,676	6,763	3,147	7,336	—	—

			9,524	13,989	15,147	31,979	203	203

Others	SK Innovation Co., Ltd.		3,909	7,650	3,036	7,668	—	—
	SK Energy Co., Ltd.		899	1,688	110	186	—	—
	SK Geo Centric Co., Ltd.		264	407	—	1	—	—
	SK Networks Co., Ltd.(*4)		1,626	2,890	168,472	446,294	—	—
	SK Networks Service Co., Ltd.		1,331	2,603	16,767	31,839	762	778
	SK Ecoplant Co., Ltd.		676	1,088	—	—	—	—
	SK hynix Inc.		11,626	22,539	26	150	—	—
	SK Shieldus Co., Ltd.		14,253	29,367	38,257	75,761	1,549	3,061
	Content Wavve Corp.		3,728	5,159	19,959	40,342	—	—
	Eleven Street Co., Ltd.		9,364	34,338	5,806	14,367	—	—
	SK Planet Co., Ltd.		3,255	7,221	21,029	40,300	6,750	8,636
	SK RENT A CAR Co., Ltd.		3,495	6,267	5,479	10,855	169	169
	SK Magic Co., Ltd.		459	804	160	340	—	—
	Tmap Mobility Co., Ltd.		5,958	12,617	1,587	3,223	—	—
	One Store Co., Ltd.		4,211	8,272	435	747	—	—
	Dreamus Company		1,795	2,786	16,607	33,360	—	—
	UNA Engineering Inc.		45	46	13,773	25,934	5,018	8,308
	Happy Narae Co., Ltd.		467	614	3,706	6,347	17,744	24,122
	Others		12,801	23,747	4,954	9,684	1,938	16,722

			80,162	170,103	320,163	747,398	33,930	61,796

		~~W~~	94,265	193,286	494,883	1,108,495	39,279	77,274

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~123,457 million of dividends paid by the Parent Company.
(*3)	Operating revenue and others include ~~W~~5,590 million of dividends received which was deducted from the investment in associates.
(*4)	Operating expenses and others include costs for handset purchases amounting to ~~W~~425,872 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

30.	Transactions with Related Parties, Continued

(4)	Account balances with the related parties as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)		June 30, 2025
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	—	3,094	92,995
Associates	Daehan Kanggun BcN Co., Ltd.(*1)		22,147	—	—
	SK m&service Co., Ltd.		—	1,510	25,697
	Others(*2)		—	10,735	2,574
			22,147	12,245	28,271
Others	SK Innovation Co., Ltd.		—	4,781	22,483
	SK Networks Co., Ltd.		—	1,909	147,561
	Mintit Co., Ltd.		—	2,551	—
	SK hynix Inc.		—	13,538	1,851
	Happy Narae Co., Ltd.		—	101	11,544
	SK Shieldus Co., Ltd.		—	11,890	25,635
	Content Wavve Corp.		—	2,099	6
	Incross Co., Ltd.		—	1,018	7,198
	Eleven Street Co., Ltd.		—	13,983	1,980
	SK Planet Co., Ltd.		—	464	4,584
	UNA Engineering Inc.		—	—	13,043
	Others		—	7,960	24,268

			—	60,294	260,153

		~~W~~	22,147	75,633	381,419

(*1)	As of June 30, 2025, the Parent Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.
(*2)	Accounts receivable – trade, etc. include ~~W~~10,132 million of accounts receivable - other related to the paid-in capital reduction from SK MENA Investment B.V.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

30.	Transactions with Related Parties, Continued

(4)	Account balances with the related parties as of June 30, 2025 and December 31, 2024 are as follows, Continued:

(In millions of won)		December 31, 2024
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	—	1,668	76,471
Associates	F&U Credit information Co., Ltd.		—	54	4,610
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	Others		—	5,158	7,001

			22,147	5,212	11,611

Others	SK Innovation Co., Ltd.		—	6,531	28,326
	SK Networks Co., Ltd.		—	372	140,120
	Mintit Co., Ltd.		—	4	—
	SK hynix Inc.		—	12,680	206
	Happy Narae Co., Ltd.		—	52	17,833
	SK Shieldus Co., Ltd.		—	12,582	20,515
	Content Wavve Corp.		—	1,564	7
	Incross Co., Ltd.		—	1,946	20,353
	Eleven Street Co., Ltd.		—	16,637	4,750
	SK Planet Co., Ltd.		—	980	15,491
	UNA Engineering Inc.		—	—	25,498
	Others		—	12,703	27,981

			—	66,051	301,080

		~~W~~	22,147	72,931	389,162

(*)	As of December 31, 2024, the Parent Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.
(5)

The Group has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of specified real estates owned by the Group. Whereby, the negotiation period is within three to five years from June 30, 2021, when the agreement was signed, and the negotiation period for the real estate that matured after the first three-year period was extended by three years as of June 30, 2024. In addition, the Group has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Group.

(6)	The details of additional investments and disposal of associates for the six-month period ended June 30, 2025 are as presented in note 10.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

31.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of (1,098 million as of June 30, 2025.

(2)	Legal claims and litigations

As of June 30, 2025, the Group is involved in various legal claims and litigations. The provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigations will have a material impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Accounts receivable from sale of handsets

Retail stores and authorized dealers of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company entered into comprehensive agreements to purchase accounts receivable from handset sales with the retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~222,324 million and ~~W~~241,962 million as of June 30, 2025 and December 31, 2024, respectively, which the Parent Company purchased according to the relevant comprehensive agreement, are recognized as accounts receivable – other and long-term accounts receivable – other.

(4)	Obligation relating to spin-off

The Parent Company carried out the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. The Parent Company has obligation to jointly and severally reimburse the Parent Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

31.	Commitments and Contingencies, Continued

(5)

According to the covenant for bond issuance and borrowings, the Group is required to maintain specific financial ratios, such as the debt ratio at certain levels. The funds obtained must be used for specified purposes only, and regular reporting to lenders is mandated. Additionally, the contracts include clauses that restrict both provision of additional collateral of assets held by the Group and disposal of certain assets.

(6)

On April 19, 2025, the Group became aware of a cybersecurity breach that compromised universal subscriber identity module (“USIM”) data of certain subscribers. This incident is currently under investigation by the Personal Information Protection Commission to determine its timing and circumstances. The Group is currently unable to reasonably estimate the outcome of the ongoing investigation or any obligations that may arise from the incident.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

32.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2025		June 30, 2024
Interest income	~~W~~	(38,463)	(39,453)
Dividends		(32,451)	(22,688)
Gain on foreign currency translations		(4,476)	(4,107)
Gain (loss) relating to investments in associates and joint ventures, net		5,287	(15,425)
Gain on disposal of property and equipment and intangible assets		(11,410)	(8,180)
Gain relating to financial instruments at FVTPL		(417)	(18,245)
Other finance costs		23,356	—
Interest expenses		192,646	204,114
Loss on foreign currency translations		6,530	2,900
Loss on sale of accounts receivable – other		8,768	21,044
Income tax expense		303,449	206,793
Expense related to defined benefit plan		60,412	62,183
Reversal of share option expense		(36)	(249)
Bonus paid by treasury shares		262	24,988
Depreciation and amortization		1,791,931	1,849,834
Bad debt for accounts receivable – trade		19,883	24,528
Impairment loss on property and equipment and intangible assets		359	2
Loss on disposal of property and equipment and intangible assets		3,962	4,224
Bad debt for accounts receivable – other		3,312	2,330
Loss relating to financial instruments at FVTPL		101	66
Loss on settlement of derivatives		7,298	—
Loss on repayment of debentures		470	—
Other income (expenses)		10,675	(4,238)

	~~W~~	2,351,448	2,290,421

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

32.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2025		June 30, 2024
Accounts receivable – trade	~~W~~	(59,304)	(187,817)
Accounts receivable – other		(105,347)	21,486
Advanced payments		(1,489)	8,289
Prepaid expenses		(61,029)	(44,748)
Inventories		16,769	(33,715)
Long-term accounts receivable – other		14,951	36,875
Contract assets		(20,463)	(6,754)
Guarantee deposits		16,422	7,110
Accounts payable – trade		6,802	(47,896)
Accounts payable – other		343,705	(207,813)
Withholdings		169,732	178,454
Contract liabilities		36,272	17,778
Deposits received		6,761	(75)
Accrued expenses		5,461	(55,249)
Provisions		(194)	(23)
Long-term provisions		(667)	(66)
Plan assets		46,160	47,269
Retirement benefits payment		(84,450)	(69,492)
Others		(3,738)	(2,269)

	~~W~~	326,354	(338,656)

(3)	Material non-cash transactions for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2025		June 30, 2024
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(117,752)	(383,888)
Increase of right-of-use assets		122,876	158,070
Proceeds received in the form of investment securities from the disposal of interests in associates		32,024	—

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

33.	Emissions Liabilities

(1)	Quantity of emissions rights allocated free of charge for each implementation year as of June 30, 2025 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated in 2024	Quantities allocated in 2025	Total
Emissions rights allocated free of charge(*)	1,385,433	1,602,751	1,736,918	1,455,253	1,577,096	7,757,451

(*)	The changes in quantity due to additional allocation, cancellation of allocation and others are considered.

(2)	Changes in emissions rights quantities the Group held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2023	Quantities allocated in 2024(*)	Quantities allocated in the six-month period ended June 30, 2025	Total
Beginning	306,575	414,356	199,049	919,980
Allocation at no cost	1,736,918	1,455,253	1,577,096	4,769,267
Purchase (sale)	(56,266)	21,612	74,694	40,040
Surrender or shall be surrendered	(1,572,871)	(1,692,172)	(1,850,839)	(5,115,882)

Ending	414,356	199,049	—	613,405

(*)	Changes for the year ended December 31, 2024 are estimated quantities, and additionally allocated and surrendered or shall be surrendered quantities will be fixed in the future.

(3)	As of June 30, 2025, the estimated annual greenhouse gas emissions quantities of the Group are 1,850,839 tCO2-eQ.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

34.	Assets and Liabilities Held for Sale

Assets and liabilities held for sale as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
		June 30, 2025		December 31, 2024
Assets:
Disposal Groups(*1)	Cash and cash equivalents	~~W~~	—	22,986
	Accounts receivable – trade and other, net		—	71,401
	Prepaid expenses		—	1,127
	Inventories, net		—	3,740
	Property and equipment, net		—	17,412
	Investment property, net		—	1,719
	Intangible assets, net		—	5,655
	Goodwill		—	2,516
	Financial instrument		—	10
	Defined benefit assets		—	7,601
	Advanced payments and others		—	17,559
Investments in associates	F&U Credit information Co., Ltd.(*2)		—	11,138
	Daekyo Wipoongdangdang Contents Korea Fund		746	746
	SK Investment Management Co., Ltd.(*3)		1,094	—
Long-term investment securities	Digital Content Korea Fund		—	3,395
	Central Fusion Content Fund		—	883
	P&I Cultural Innovation Fund		—	818
Property and equipment	-		6,845	6,133

		~~W~~	8,685	174,839
Liabilities:
Disposal Groups(*1)	Accounts payable – other	~~W~~	—	82,206
	Withholdings		—	16,161
	Lease liabilities		—	2,745
	Contract liabilities		—	1,261
	Provisions		—	1,924
	Other current liabilities		—	1,904
	Deferred tax liabilities		—	151

		~~W~~	—	106,352

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2025 and 2024

34.	Assets and Liabilities Held for Sale, Continued

Assets and liabilities held for sale as of June 30, 2025 and December 31, 2024 are as follows, Continued:

(*1)

For the year ended December 31, 2024, the Group decided to dispose of the shares of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd., the consolidated subsidiaries, and reclassified assets and liabilities of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd. as assets and liabilities held for sale. The disposal of these subsidiaries was completed for the six-month period ended June 30, 2025.

(*2)	The Group disposed of the shares in F&U Credit information Co., Ltd., resulting in a gain of ~~W~~7,367 million relating to investments in associates for the six-month period ended June 30, 2025.

(*3)	The disposal of the shares in SK Investment Management Co., Ltd. held by the Group was completed on July 21, 2025.

35.	Subsequent Events

(1)	The Board of Directors of the Parent Company resolved to pay interim dividends at the Board of Directors’ meeting held on July 25, 2025, and the details are as follows:

Classification	Description
Interim dividend amount	~~W~~830 per share (Total amount: ~~W~~176,775 million)
Dividend rate	1.47%
Record date	August 31, 2025
Date of distribution	Pursuant to Article 165-12 (3) of Capital Market and Financial Investment Business Act, the Parent Company shall distribute dividends no later than September 17, 2025.

(2)

On July 4, 2025, the Parent Company announced its “Accountability and Commitment” program in response to the cybersecurity incident that the Parent Company became aware of on April 19, 2025. The “Accountability and Commitment” program includes the Customer Assurance Package, Information Protection Innovation Plan, Customer Appreciation Package, and Subscription Cancellation Fee Waiver. As a result of this measure, a decrease in operating revenue and an increase in operating expenses are expected on future periods. However, the Parent Company is currently unable to reasonably estimate the financial effect on future financial position, operating results and cashflows as of June 30, 2025.

(3)	The Group completed the acquisition of the Pangyo Data Center from SK Inc. for ~~W~~506,844 million on July 1, 2025.

SK TELECOM CO., LTD.

Condensed Separate Interim Financial Statements

For the six-month period ended June 30, 2025

(With the Independent Auditor’s Review report)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

SK Telecom Co., Ltd.

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of SK Telecom Co., Ltd. (the “Company”), which comprise the condensed separate interim statement of financial position as of June 30, 2025, the condensed separate interim statements of income and comprehensive income for the three-month and six-month periods ended June 30, 2025, the condensed separate statements of changes in equity and cash flows for the six-month period ended June 30, 2025, and notes, comprising a summary of material accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting, and for such internal controls as management determines is necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above do not present fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

Other matters

The accompanying condensed separate interim statements of income and comprehensive income for the three and six-month periods ended June 30, 2024, and the condensed separate interim statements of changes in equity and cash flows for the six-month period ended June 30, 2024, presented for comparative purposes were reviewed by another auditor, whose report dated August 12, 2024, stated that based on their review, nothing has come to their attention that causes them to believe those condensed separate interim financial statements do not present fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

The separate statement of financial position of the Company as of December 31, 2024, and the related separate statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by another auditor in accordance with Korean Standards on Auditing and their report thereon, dated March 10, 2025, expressed an unmodified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2024, presented for comparative purposes, is not different from that audited by another auditor from which it was derived in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 13, 2025

This report is effective as of August 13, 2025, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD.

CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024 AND

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND 2024

The accompanying condensed separate interim financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Company.

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Financial Position

As of June 30, 2025 and December 31, 2024

(In millions of won)	Note	June 30, 2025		December 31, 2024
Assets
Current Assets:
Cash and cash equivalents	27,28	~~W~~	796,381	1,165,158
Short-term financial instruments	27,28		79,000	79,000
Accounts receivable – trade, net	4,27,28,29		1,602,683	1,508,893
Short-term loans, net	4,27,28		82,193	55,577
Accounts receivable – other, net	4,27,28,29,30		462,071	390,243
Contract assets	6,28		6,125	5,275
Prepaid expenses	5		1,841,178	1,802,742
Guarantee deposits	4,27,28,29		60,345	67,521
Derivative financial assets	27,28		—	80,650
Inventories, net			32,628	38,982
Non-current assets held for sale	33		1,094	11,568
Advanced payments and others	4,27,28		33,750	36,796

			4,997,448	5,242,405

Non-Current Assets:
Long-term financial instruments	27,28		354	354
Long-term investment securities	7,27,28		1,291,984	1,418,465
Investments in subsidiaries, associates and joint ventures	8		5,957,488	4,899,558
Property and equipment, net	9,11,29		7,950,994	8,515,225
Investment property, net	10		49,467	35,462
Goodwill			1,306,236	1,306,236
Intangible assets, net	12		1,410,567	1,683,018
Long-term loans, net	4,27,28,29		470	490
Long-term accounts receivable – other, net	4,27,28,30		229,708	239,008
Long-term contract assets	6,28		11,665	13,301
Long-term prepaid expenses	5		923,119	894,226
Guarantee deposits, net	4,27,28,29		79,194	85,939
Long-term derivative financial assets	27,28		100,866	148,172
Defined benefit assets	16		63,857	103,518
Other non-current assets			249	249

			19,376,218	19,343,221

Total Assets		~~W~~	24,373,666	24,585,626

(Continued)

1

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Financial Position, Continued

As of June 30, 2025 and December 31, 2024

(In millions of won)	Note	June 30, 2025		December 31, 2024
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – other	27,28,29	~~W~~	1,796,022	1,543,989
Contract liabilities	6		94,872	76,682
Withholdings	27,28		826,160	717,547
Accrued expenses	27,28		952,161	996,204
Income tax payable	25		149,094	172,008
Provisions	15,32		32,565	40,710
Current portion of long-term debt, net	13,27,28		1,249,455	1,930,070
Lease liabilities	27,28,29		296,850	308,141
Current portion of long-term payables – other	14,27,28		366,139	367,765
Derivative financial liabilities	27,28		—	78,467
Other current liabilities	27,28		17,593	9,303

			5,780,911	6,240,886

Non-Current Liabilities:
Debentures, excluding current portion, net	13,27,28		5,235,777	4,955,124
Long-term borrowings, excluding current portion, net	13,27,28		200,000	200,000
Long-term payables – other	14,27,28		178,172	539,955
Long-term contract liabilities	6		1,606	1,528
Long-term derivative financial liabilities	27,28		9,995	3,437
Long-term lease liabilities	27,28,29		758,305	850,311
Long-term provisions	15		67,608	60,395
Deferred tax liabilities	25		834,038	717,278
Other non-current liabilities	27,28		44,267	55,858

			7,329,768	7,383,886

Total Liabilities			13,110,679	13,624,772

Shareholders’ Equity:
Share capital	1,17		30,493	30,493
Capital surplus and others	17,18		(4,547,750)	(4,551,820)
Retained earnings	19		15,411,719	15,273,451
Reserves	20		368,525	208,730

Total Shareholders’ Equity			11,262,987	10,960,854

Total Liabilities and Shareholders’ Equity		~~W~~	24,373,666	24,585,626

The accompanying notes are an integral part of the condensed separate interim financial statements.

2

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Income

For the three-month and six-month periods ended June 30, 2025 and 2024

(In millions of won, except for earnings per share)		2025			2024
	Note	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Operating revenue:	21,29
Revenue		~~W~~	3,135,120	6,302,575	3,191,528	6,380,208
Operating expenses:	29
Labor			224,963	502,952	238,567	503,999
Commission	5		1,222,694	2,364,369	1,170,120	2,351,632
Depreciation and amortization			623,904	1,254,495	656,552	1,323,679
Network interconnection			104,610	212,714	116,455	241,047
Leased lines			48,521	96,990	47,210	95,199
Advertising			22,820	43,373	25,137	46,166
Rent			32,036	64,345	29,988	57,405
Cost of goods sold			144,105	289,395	157,063	299,082
Others	22		460,569	740,678	300,021	575,157

			2,884,222	5,569,311	2,741,113	5,493,366

Operating profit			250,898	733,264	450,415	886,842
Finance income	24		39,061	239,431	23,963	242,617
Finance costs	24		(112,314)	(196,963)	(89,130)	(186,009)
Other non-operating income	23		18,087	24,967	5,526	12,299
Other non-operating expenses	23		(12,692)	(18,004)	(5,856)	(14,716)
Gain relating to investments in subsidiaries, associates and joint ventures, net	8		11,993	13,352	1,003	11,479

Profit before income tax			195,033	796,047	385,921	952,512
Income tax expense	25		158,150	284,572	105,590	180,075

Profit for the period		~~W~~	36,883	511,475	280,331	772,437

Earnings per share:	26
Basic earnings per share (in won)		~~W~~	150	2,356	1,294	3,583
Diluted earnings per share (in won)			150	2,352	1,292	3,579

The accompanying notes are an integral part of the condensed separate interim financial statements.

3

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2025 and 2024

(In millions of won)		2025			2024
	Note	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit for the period		~~W~~	36,883	511,475	280,331	772,437
Other comprehensive income (loss): Items that will not be reclassified subsequently to profit or loss, net of taxes:
Remeasurement of defined benefit assets	16		(6,511)	(25,294)	6,707	7,544
Valuation gain (loss) on financial assets at fair value through other comprehensive income	20		228,190	218,033	(90,215)	(16,809)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	20		4,945	4,055	3,716	1,837

Other comprehensive income (loss) for period, net of taxes			226,624	196,794	(79,792)	(7,428)

Total comprehensive income		~~W~~	263,507	708,269	200,539	765,009

The accompanying notes are an integral part of the condensed separate interim financial statements.

4

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2025 and 2024

(In millions of won)				Capital surplus and others
	Note	Share capital		Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total	Retained earnings	Reserves	Total equity
Balance as of January 1, 2024		~~W~~	30,493	1,771,000	(301,981)	398,509	9,818	(6,643,493)	(4,766,147)	15,032,473	139,274	10,436,093
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	772,437	—	772,437
Other comprehensive income (loss)	16,20		—	—	—	—	—	—	—	(35,611)	28,183	(7,428)

			—	—	—	—	—	—	—	736,826	28,183	765,009

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(223,335)	—	(223,335)
Interim dividends			—	—	—	—	—	—	—	(176,691)	—	(176,691)
Share option	18		—	—	—	—	(1,467)	1,648	181	—	—	181
Interest on hybrid bonds			—	—	—	—	—	—	—	(9,900)	—	(9,900)
Acquisition and disposal of treasury shares	17,18		—	—	9,019	—	—	135	9,154	—	—	9,154
Retirement of treasury shares	17,18		—	—	200,000	—	—	—	200,000	(200,000)	—	—

			—	—	209,019	—	(1,467)	1,783	209,335	(609,926)	—	(400,591)

Balance as of June 30, 2024		~~W~~	30,493	1,771,000	(92,962)	398,509	8,351	(6,641,710)	(4,556,812)	15,159,373	167,457	10,800,511

Balance as of January 1, 2025		~~W~~	30,493	1,771,000	(92,962)	398,509	14,498	(6,642,865)	(4,551,820)	15,273,451	208,730	10,960,854
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	511,475	—	511,475
Other comprehensive income	16,20		—	—	—	—	—	—	—	36,999	159,795	196,794

			—	—	—	—	—	—	—	548,474	159,795	708,269

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(223,531)	—	(223,531)
Interim dividends			—	—	—	—	—	—	—	(176,775)	—	(176,775)
Share option	18		—	—	—	—	13	(1,259)	(1,246)	—	—	(1,246)
Interest on hybrid bonds			—	—	—	—	—	—	—	(9,900)	—	(9,900)
Disposal of treasury shares	17,18		—	—	4,429	—	—	887	5,316	—	—	5,316

			—	—	4,429	—	13	(372)	4,070	(410,206)	—	(406,136)

Balance as of June 30, 2025		~~W~~	30,493	1,771,000	(88,533)	398,509	14,511	(6,643,237)	(4,547,750)	15,411,719	368,525	11,262,987

The accompanying notes are an integral part of the condensed separate interim financial statements.

5

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Cash Flows

For the six-month periods ended June 30, 2025 and 2024

(In millions of won)	Note	2025		2024
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	511,475	772,437
Adjustments for income and expenses	31		1,583,290	1,566,434
Changes in assets and liabilities related to operating activities	31		166,004	(254,600)

			2,260,769	2,084,271
Interest received			16,739	18,238
Dividends received			206,223	201,629
Interest paid			(153,279)	(166,095)
Income tax paid			(257,914)	(127,745)

Net cash provided by operating activities			2,072,538	2,010,298

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	85,491
Collection of short-term loans			34,042	62,540
Proceeds from disposals of long-term investment securities			396,161	32,485
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			1,775	17,154
Proceeds from disposals of non-current assets held for sale			24,234	—
Proceeds from disposals of property and equipment			5,383	4,098
Proceeds from disposals of intangible assets			3,508	1,611

			465,103	203,379
Cash outflows for investing activities:
Increase in short-term loans			(60,907)	(52,987)
Acquisitions of long-term investment securities			(500)	(1,145)
Cash outflows from settlement of derivatives			(78,467)	—
Acquisitions of investments in subsidiaries, associates and joint ventures			(1,081,718)	(46,340)
Acquisitions of property and equipment			(460,819)	(817,022)
Acquisitions of intangible assets			(22,387)	(4,994)

			(1,704,798)	(922,488)

Net cash used in investing activities		~~W~~	(1,239,695)	(719,109)

(Continued)

6

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2025 and 2024

(In millions of won)	Note	2025		2024
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	807,466	398,306
Cash inflows from settlement of derivatives			52,859	—

			860,325	398,306
Cash outflows for financing activities:
Repayments of long-term borrowings			(200,000)	(370,000)
Repayments of long-term payables – other			(369,150)	(369,150)
Repayments of debentures			(934,420)	(350,000)
Payments of dividends			(400,306)	(400,007)
Acquisition of treasury shares			—	(15,788)
Payments of interest on hybrid bonds			(9,900)	(9,900)
Repayments of lease liabilities			(147,978)	(154,022)

			(2,061,754)	(1,668,867)

Net cash used in financing activities			(1,201,429)	(1,270,561)

Net increase (decrease) in cash and cash equivalents			(368,586)	20,628
Cash and cash equivalents at beginning of the period			1,165,158	631,066
Effects of exchange rate changes on cash and cash equivalents			(191)	275

Cash and cash equivalents at end of the period		~~W~~	796,381	651,969

The accompanying notes are an integral part of the condensed separate interim financial statements.

7

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange. As of June 30, 2025, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.57
National Pension Service	16,154,539	7.52
Institutional investors and other shareholders	127,312,852	59.28
Kakao Investment Co., Ltd.	3,846,487	1.79
Treasury shares	1,807,778	0.84

	214,790,053	100.00

2.	Basis of Preparation

(1)	Statement of compliance

These condensed separate interim financial statements were prepared in accordance with Korean International Financial Reporting Standard (“KIFRS”) 1034 Interim Financial Reporting as part of the period covered by the Company’s KIFRS annual financial statements. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since December 31, 2024. The accompanying condensed separate interim financial statements have been translated into English from the Korean language financial statements.

These interim financial statements are condensed separate interim financial statements prepared in accordance with KIFRS 1027, Separate Financial Statements, presented by a parent, an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost less impairment, if any.

8

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments

1) Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed separate interim financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2024.

2) Fair value measurement

The Company’s accounting policies and disclosures require the measurement of fair values, for both a number of financial and non-financial assets and liabilities. The Company has established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

The information about assumptions used for fair value measurements is included in note 28.

9

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

3.	Material Accounting Policies

The material accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2024, except for the adoption of new and revised KIFRS applied from January 1, 2025, which are summarized below. The Company has not early applied the new and revised KIFRS and interpretations that have been issued but are not yet effective.

The following amended KIFRS is effective from January 1, 2025 and it did not have a material impact on the Company’s condensed separate interim financial statements.

•	Lack of Exchangeability (Amendments to KIFRS 1021 The Effect of Changes in Foreign Exchange Rates and KIFRS 1101)

10

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

4.	Trade and Other Receivables

(1)	Details of trade and other receivables as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)	June 30, 2025
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,712,884	(110,201)	1,602,683
Short-term loans		83,023	(830)	82,193
Accounts receivable – other(*)		485,087	(23,016)	462,071
Guarantee deposits		60,345	—	60,345
Accrued income		1,296	—	1,296

		2,342,635	(134,047)	2,208,588
Non-current assets:
Long-term loans		41,510	(41,040)	470
Long-term accounts receivable – other(*)		229,708	—	229,708
Guarantee deposits		79,194	—	79,194

		350,412	(41,040)	309,372

	~~W~~	2,693,047	(175,087)	2,517,960

(*)	Gross and carrying amounts of accounts receivable – other as of June 30, 2025 include ~~W~~202,354 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2024
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,611,947	(103,054)	1,508,893
Short-term loans		56,138	(561)	55,577
Accounts receivable – other(*)		412,310	(22,067)	390,243
Guarantee deposits		67,521	—	67,521
Accrued income		2,243	—	2,243

		2,150,159	(125,682)	2,024,477
Non-current assets:
Long-term loans		41,530	(41,040)	490
Long-term accounts receivable – other(*)		239,008	—	239,008
Guarantee deposits		85,939	—	85,939

		366,477	(41,040)	325,437

	~~W~~	2,516,636	(166,722)	2,349,914

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2024 include ~~W~~223,761 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

11

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

4.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2025
	Beginning balance		Impairment	Write-offs(*)	Collection of receivables previously written-off	Ending balance
Accounts receivable – trade	~~W~~	103,054	18,908	(14,994)	3,233	110,201
Accounts receivable – other, etc.		63,668	3,326	(2,374)	266	64,886

	~~W~~	166,722	22,234	(17,368)	3,499	175,087

(In millions of won)
	For the six-month period ended June 30, 2024
	Beginning balance		Impairment	Write-offs(*)	Collection of receivables previously written-off	Ending balance
Accounts receivable – trade	~~W~~	94,245	15,343	(15,363)	3,643	97,868
Accounts receivable – other, etc.		69,555	2,520	(8,344)	621	64,352

	~~W~~	163,800	17,863	(23,707)	4,264	162,220

(*)	The Company writes off trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

Due to the nature of its business, which involves wireless telecommunications, the Company’s accounts receivables from telecommunications revenue primarily consist of receivables from individual customers. As there are no significant differences in credit terms among customers, there is no material concentration of credit risk.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company transacts only with corporate customers with credit ratings considered to be low at credit risk. In addition, the Company is not exposed to significant credit concentration risk as the Company regularly assesses their credit risk by monitoring their credit ratings. While the contract assets are subject to impairment assessment, no significant credit risk has been identified.

12

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

5. Prepaid Expenses

The Company pays commissions to its retail stores and authorized dealers for wireless telecommunications services based on their performance of attracting new customers and renewing contracts with existing customers. The Company recognizes costs among the commissions that would not have incurred if a contract had not been entered into with a customer as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Company expects to maintain its customers.

(1)	Details of prepaid expenses as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	June 30, 2025		December 31, 2024
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,788,504	1,773,253
Others		52,674	29,489

	~~W~~	1,841,178	1,802,742

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	882,434	856,138
Others		40,685	38,088

	~~W~~	923,119	894,226

(2)	Incremental costs of obtaining contracts

Amortization in connection with incremental costs of obtaining contracts recognized as an asset for the three and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Amortization recognized	~~W~~	582,949	1,161,934	583,815	1,171,301

13

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

6.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Company allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	June 30, 2025		December 31, 2024
Contract assets:	~~W~~	17,790	18,576
Contract liabilities:
Wireless service contracts		18,935	20,275
Customer loyalty programs		5,667	5,694
Others		71,876	52,241

	~~W~~	96,478	78,210

(2)

Amounts of revenue recognized for the six-month periods ended June 30, 2025 and 2024 related to the contract liabilities carried forward from the prior periods are ~~W~~35,574 million and ~~W~~26,487 million, respectively.

7.	Long-term Investment Securities

Details	of long-term investment securities as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	Category		June 30, 2025		December 31, 2024
Equity instruments	FVOCI	(*)	~~W~~	1,219,397	1,342,902
Debt instruments	FVTPL			72,587	75,563

			~~W~~	1,291,984	1,418,465

(*)	The Company designated investments in equity instruments that are not held for trading as financial assets at FVOCI.

14

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

8.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	June 30, 2025		December 31, 2024
Investments in subsidiaries	~~W~~	4,585,754	3,519,072
Investments in associates and joint ventures		1,371,734	1,380,486
	~~W~~	5,957,488	4,899,558

(2)	Details of investments in subsidiaries as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won, except for share data)
	June 30, 2025				December 31, 2024
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~	244,040	244,040
SK Broadband Co., Ltd.(*1)	398,595,779	99.1		3,285,853	2,218,450
PS&Marketing Corporation	66,000,000	100.0		314,038	314,038
SERVICE ACE Co., Ltd.	4,385,400	100.0		21,963	21,963
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	48,096
SK Telecom Americas, Inc.(*2)	122	100.0		129,803	128,916
Atlas Investment(*3)	—	100.0		240,525	238,675
SK stoa Co., Ltd.	3,631,355	100.0		40,081	40,081
SAPEON Inc.	400,000	62.5		48,456	48,456
Astra AI Infra LLC(*4)	—	100.0		182,733	182,805
SK O&S Co., Ltd. and others(*5)	—	—		30,166	33,552

			~~W~~	4,585,754	3,519,072

(*1)	The Company acquired an additional 99,543,344 shares (24.7%) of SK Broadband Co., Ltd. for ~~W~~1,067,403 million in cash for the six-month period ended June 30, 2025.
(*2)	The Company contributed an additional ~~W~~887 million in cash for the six-month period ended June 30, 2025, but there is no change in the ownership interest.
(*3)	The Company contributed an additional ~~W~~1,850 million in cash for the six-month period ended June 30, 2025, but there is no change in the ownership interest.
(*4)	The Company reduced the acquisition cost by ~~W~~72 million for the six-month period ended June 30, 2025, following the settlement of the cash contribution.
(*5)

The Company received ~~W~~1,775 million from the liquidation of YTK Investment Ltd. and recognized a ~~W~~1,611 million loss relating to investments in subsidiaries for the six-month period ended June 30, 2025.

15

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won, except for share data)
	June 30, 2025				December 31, 2024
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
Korea IT Fund(*1)	190	63.3		220,957	220,957
SK Technology Innovation Company	7,840	49.0		24,308	24,308
SM Culture & Contents Co., Ltd.	22,033,898	22.8		41,578	41,578
SK South East Asia Investment Pte. Ltd.	300,000,000	20.0		344,240	344,240
Citadel Pacific Telecom Holdings, LLC(*2)	1,734,109	15.0		36,487	36,487
CMES Inc.(*2)	763,968	6.6		5,488	5,488
Konan Technology Inc.	2,359,160	20.6		22,413	22,413
12CM JAPAN and others(*2,3,4,5)	—	—		65,071	73,823

				1,361,734	1,370,486

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*6)	10,000	48.2		10,000	10,000

			~~W~~	1,371,734	1,380,486

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Company does not have control over the investee under the contractual agreement with other shareholders.
(*2)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of the board of directors even though the Company has less than 20% of equity interests.

(*3)

The Company contributed an additional ~~W~~1,000 million in cash to AhnLab Blockchain Company for the six-month period ended June 30, 2025, and the ownership interest of the Company increased from 19.5% to 30.0%.

(*4)

The Company recognized a ~~W~~2,298 million gain relating to investments in associates from the paid-in capital reduction of SK MENA Investment B.V. for the six-month period ended June 30, 2025, with no change in ownership interest.

(*5)	The Company reclassified the entire shares of SK Investment Management Co., Ltd. as non-current assets held for sale as of June 30, 2025. (See Note 33)
(*6)	This investment was classified as investment in joint venture as the Company has a joint control pursuant to the agreement with the other shareholders.

16

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(4)	Market value of investments in listed associates as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won, except for share data)
	June 30, 2025				December 31, 2024
	Market price per share (in won)		Number of shares	Market value	Market price per share	Number of shares	Market value
					(in won)
SM Culture & Contents Co., Ltd.	~~W~~	1,482	22,033,898	32,654	1,400	22,033,898	30,847
Konan Technology Inc.		40,300	2,359,160	95,074	19,470	2,359,160	45,933
CMES Inc.		24,300	763,968	18,564	24,000	763,968	18,335

9.	Property and Equipment

Changes in property and equipment for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2025
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Ending balance
Land	~~W~~	739,856	—	(226)	21,378	—	—	761,008
Buildings		577,375	30	(210)	3,594	(21,525)	—	559,264
Structures		210,029	180	(5)	3,707	(17,462)	—	196,449
Machinery		5,130,188	18,795	(185)	254,923	(741,402)	(359)	4,661,960
Right-of-use assets		1,082,984	81,098	(32,567)	(1,837)	(175,377)	—	954,301
Other		332,094	27,609	(1,961)	(62,213)	(26,818)	—	268,711
Construction in progress		442,699	379,671	—	(273,069)	—	—	549,301

	~~W~~	8,515,225	507,383	(35,154)	(53,517)	(982,584)	(359)	7,950,994

(In millions of won)
	For the six-month period ended June 30, 2024
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	723,069	11	(225)	10,717	—	733,572
Buildings		568,270	472	(252)	33,477	(21,507)	580,460
Structures		233,450	187	(76)	5,350	(19,372)	219,539
Machinery		5,230,866	19,922	(86)	603,084	(789,855)	5,063,931
Right-of-use assets		1,226,875	104,403	(23,276)	3,487	(176,330)	1,135,159
Other		436,854	209,480	(1,432)	(185,814)	(32,214)	426,874
Construction in progress		657,075	238,044	(767)	(511,610)	—	382,742

	~~W~~	9,076,459	572,519	(26,114)	(41,309)	(1,039,278)	8,542,277

17

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

10.	Investment Property

(1)	Changes in investment property for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2025
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	15,069	7,673	—	22,742
Buildings		18,334	6,213	(1,092)	23,455
Right-of-use assets		2,059	1,461	(250)	3,270

	~~W~~	35,462	15,347	(1,342)	49,467

(In millions of won)
	For the six-month period ended June 30, 2024
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	16,288	(531)	—	15,757
Buildings		18,284	2,420	(972)	19,732
Right-of-use assets		11,508	(3,008)	(2,001)	6,499

	~~W~~	46,080	(1,119)	(2,973)	41,988

(2)	The Company recognized lease income of ~~W~~6,969 million and ~~W~~9,985 million from investment property for the six-month periods ended June 30, 2025 and 2024, respectively.

18

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

11.	Leases

(1)	Details of the right-of-use assets as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	June 30, 2025		December 31, 2024
Right-of-use assets:
Land, buildings and structures	~~W~~	757,864	853,393
Others		196,437	229,591

	~~W~~	954,301	1,082,984

(2)	Details of amounts recognized in the condensed separate interim statements of income for the six-month periods ended June 30, 2025 and 2024 as a lessee are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2025		June 30, 2024
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	139,004	137,749
Others(*)		36,373	38,581

	~~W~~	175,377	176,330

Interest expense on lease liabilities	~~W~~	14,674	15,670

(*)	Others include the amount reclassified as research and development expenses related to the lease contract for research and development facilities.

Expenses related to short-term leases and leases of low-value assets that the Company recognized are immaterial.

(3)	The total cash outflows for lease payments for the six-month periods ended June 30, 2025 and 2024 amounted to ~~W~~163,005 million and ~~W~~169,750 million, respectively.

19

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

12.	Intangible Assets

(1)	Changes in intangible assets for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2025
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	1,135,546	—	—	—	(235,530)	900,016
Land usage rights		269	63	—	—	(92)	240
Industrial rights		20,169	2,355	—	—	(2,258)	20,266
Facility usage rights		12,855	237	(2)	219	(1,289)	12,020
Club memberships(*1)		45,202	4,029	(2,152)	—	—	47,079
Other(*2)		468,977	15,703	(410)	37,574	(90,898)	430,946

	~~W~~	1,683,018	22,387	(2,564)	37,793	(330,067)	1,410,567

(In millions of won)
	For the six-month period ended June 30, 2024
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	1,606,606	—	—	—	(235,530)	1,371,076
Land usage rights		542	60	(5)	—	(209)	388
Industrial rights		18,790	2,283	(240)	—	(2,429)	18,404
Facility usage rights		13,435	622	—	487	(1,341)	13,203
Club memberships(*1)		59,001	617	(667)	—	—	58,951
Other(*2)		552,455	1,412	(1,019)	41,471	(107,965)	486,354

	~~W~~	2,250,829	4,994	(1,931)	41,958	(347,474)	1,948,376

(*1)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and others.

(2)	Details of frequency usage rights as of June 30, 2025 are as follows:

(In millions of won)
	Amount		Amortization methods	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	43,916		Jul. 2021	Jun. 2026
1.8 GHz license		149,859		Dec. 2021	Dec. 2026
2.6 GHz license		182,120	Straight-line basis	Sept. 2016	Dec. 2026
2.1 GHz license		112,627		Dec. 2021	Dec. 2026
3.5 GHz license		411,494		Apr. 2019	Nov. 2028

	~~W~~	900,016

20

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

13.	Borrowings and Debentures

(1)	Changes in long-term borrowings for the six-month period ended June 30, 2025 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	Maturity	Book value
Current				~~W~~	250,000
Non-current					200,000

As of January 1, 2025					450,000

Repayments of long-term borrowing:
	DBS Bank Ltd.	2.63	Mar. 10, 2025		(200,000)

Current					50,000
Non-current					200,000

As of June 30, 2025				~~W~~	250,000

21

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

13.	Borrowings and Debentures, Continued

(2)	Changes in debentures for the six-month period ended June 30, 2025 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	1,681,000	1,680,070
Non-current					4,968,000	4,955,124

As of January 1, 2025					6,649,000	6,635,194

Debentures newly issued:
Unsecured	Refinancing fund	2.98	Feb. 21, 2028		190,000	189,193
corporate bonds	Refinancing fund	3.05	Feb. 21, 2030		70,000	69,692
	Refinancing fund	3.17	Feb. 21, 2035		140,000	139,418
Floating rate notes(*1)	Operating fund	SOFR rate	May. 26, 2028		410,490	409,163
		+0.59			USD 300,000	USD 300,000

					810,490	807,466

Debentures repaid:
Unsecured	Operating and	2.49	Feb. 26, 2025
corporate bonds	Refinancing fund				(150,000)	(150,000)
	Operating fund	1.75	Jan. 14, 2025		(130,000)	(130,000)
	Refinancing fund	3.80	Apr.12, 2025		(240,000)	(240,000)
Floating rate notes	Operating fund	SOFR rate	Jun. 4, 2025		(414,420)	(414,420)
		+1.17			(USD 300,000)	(USD 300,000)

					(934,420)	(934,420)

Other changes(*2)					(75,590)	(73,008)
Current(*3)					1,200,000	1,199,455
Non-current(*3)					5,249,480	5,235,777

As of June 30, 2025				~~W~~	6,449,480	6,435,232

(*1)	Applied interest rate is the SOFR rate of 4.34% as of June 30, 2025.
(*2)	Other changes primarily reflect foreign currency translation effect of debentures and amortization of debentures issuance discount for the six-month period ended June 30, 2025.
(*3)	~~W~~479,593 million was reclassified from non-current to current for the six-month period ended June 30, 2025.

22

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

14.	Long-Term Payables – Other

(1)	As of June 30, 2025 and December 31, 2024, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See note 12):

(In millions of won)
	June 30, 2025		December 31, 2024
Long-term payables – other	~~W~~	551,925	921,075
Present value discount on long-term payables – other		(7,614)	(13,355)
Current portion of long-term payables – other		(366,139)	(367,765)

Carrying amount at period end	~~W~~	178,172	539,955

(2)

The sum of portions repaid among the principal of long-term payables – other for the six-month periods ended June 30, 2025 and 2024 amounts to ~~W~~369,150 million and ~~W~~369,150 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of June 30, 2025 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	369,150
1 ~ 3 years		182,775

	~~W~~	551,925

15.	Provisions

Changes in provisions for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)	For the six-month period ended June 30, 2025						As of June 30, 2025
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	101,077	1,896	(3,439)	(385)	99,149	31,541	67,608
Emission allowance		28	1,034	—	(38)	1,024	1,024	—

	~~W~~	101,105	2,930	(3,439)	(423)	100,173	32,565	67,608

(In millions of won)	For the six-month period ended June 30, 2024						As of June 30, 2024
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	100,282	2,546	(1,374)	(434)	101,020	30,970	70,050
Emission allowance		822	985	—	(38)	1,769	1,769	—

	~~W~~	101,104	3,531	(1,374)	(472)	102,789	32,739	70,050

23

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

16.	Defined Benefit Assets

(1)	Details of defined benefit assets as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	June 30, 2025		December 31, 2024
Present value of defined benefit obligations	~~W~~	540,090	504,857
Fair value of plan assets		(603,947)	(608,375)

	~~W~~	(63,857)	(103,518)

(2)	Changes in present value of defined benefit obligations for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2025		June 30, 2024
Beginning balance	~~W~~	504,857	493,541
Current service cost		25,559	25,253
Interest cost		9,242	10,056
Remeasurement - Adjustment based on experience		36,252	(8,239)
Benefit paid		(43,773)	(23,467)
Others		7,953	8,247

Ending balance	~~W~~	540,090	505,391

(3)	Changes in fair value of plan assets for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2025		June 30, 2024
Beginning balance	~~W~~	608,375	578,685
Interest income		10,926	11,976
Remeasurement		2,132	1,742
Contribution		55,000	20,000
Benefit paid		(76,471)	(30,904)
Others		3,985	2,242

Ending balance	~~W~~	603,947	583,741

(4)	Total cost of defined benefit plan, which is recognized in profit or loss for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2025		June 30, 2024
Current service cost	~~W~~	25,559	25,253
Net interest income		(1,684)	(1,920)

	~~W~~	23,875	23,333

24

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

17.	Share Capital and Capital Surplus and Others

(1)

The Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~100. The number of authorized and issued common shares and the details of share capital and capital surplus and others as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won, except for share data)
	June 30, 2025		December 31, 2024
Number of authorized shares		670,000,000	670,000,000
Number of issued shares		214,790,053	214,790,053
Share capital:
Common shares(*1)	~~W~~	30,493	30,493
Capital surplus and others:
Paid-in surplus		1,771,000	1,771,000
Treasury shares		(88,533)	(92,962)
Hybrid bonds(*2)		398,509	398,509
Share option(Note 18)		14,511	14,498
Others		(6,643,237)	(6,642,865)

	~~W~~	(4,547,750)	(4,551,820)

(*1)

The Company retired 4,043,091 treasury shares with reduction of its unappropriated retained earnings, and accordingly, the Company’s shares issued have decreased without a change in share capital for the six-month period ended June 30, 2024. Also, in 2002 and 2003, the Company retired treasury shares with reduction of its retained earnings before appropriation, and as a result, the Company’s issued shares have decreased without a change in share capital.

(*2)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common shares.

(2)	There were no changes in share capital for the six-month periods ended June 30, 2025 and 2024, and details of shares outstanding as of June 30, 2025 and 2024 are as follows:

(In shares)
	June 30, 2025			June 30, 2024
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	214,790,053	1,807,778	212,982,275	214,790,053	1,903,711	212,886,342

(3)	Details of treasury shares as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won, except for share data)
	June 30, 2025		December 31, 2024
Number of shares(*)		1,807,778	1,903,711
Acquisition cost	~~W~~	88,533	92,962

(*)

The Company granted 91,073 treasury shares (acquisition cost: ~~W~~4,191 million) upon exercise of stock options for the six-month period ended June 30, 2025, resulting in a gain on disposal of treasury shares of ~~W~~1,164 million. Also, the Company distributed 4,860 treasury shares (acquisition cost: ~~W~~238 million) as bonus payment to its employees, resulting in a gain on disposal of treasury shares of ~~W~~24 million for the six-month period ended June 30, 2025.

25

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

18.	Share-Based Payment Arrangement

(1)	Terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Share-based payment arrangement with cash alternatives

Series
	5(*)	6	7-1	7-2
Grant date	March 26, 2020	March 25, 2021	March 25, 2022
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	32,947	71,726	98,425	96,820
Exercise price (in won)	38,452	50,276	56,860	56,860
Exercise period	Mar. 27, 2023	Mar. 26, 2023	Mar. 26, 2025	Mar. 26, 2024
	~	~	~	~
	Mar. 26, 2027	Mar. 25, 2026	Mar. 25, 2029	Mar. 25, 2027
Vesting conditions	3 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

(*)	For the six-month period ended June 30, 2025, some portions of stock options granted in the 5th series were exercised.

2)	Cash-settled share-based payment arrangement

The entire amount of remaining share appreciation rights for shares of SK Telecom Co., Ltd. granted in 2022 was not exercised and was fully forfeited for the six-month period ended June 30, 2025.

26

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

18.	Share-Based Payment Arrangement, Continued

(1)	Terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

3)	Equity-settled share-based payment arrangement

The Company established Performance Share Units (“PSU”) for executives of the Company and major subsidiaries as part of the compensation based on the growth of corporate value for the year ended December 31, 2023, and the details are as follows:

PSU of SK Telecom Co., Ltd.
Grant date	March 28, 2023	March 26, 2024
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares
Number of shares(*)	Fluctuates according to the share price on the expiration date and the cumulative increase rate of KOSPI200
Reference share price (in won)	47,280	52,720
Reference index (KOSPI200)	315	362
Maturity (exercise date)	The day in which the annual general meeting of shareholders is held after 3 years from the grant date
Vesting conditions	Full service in the year in which the grant date is included

(*)

The initial amount granted is a total of ~~W~~10,813 million for 2023 and ~~W~~12,835 million for 2024, and the amount calculated according to the adjustment rate based on the share price on the expiration date and the cumulative increase rate of KOSPI200 will be paid in shares.

(2)

Share compensation expense for share-based payment arrangements with cash alternatives recognized for the six-month period ended June 30, 2025 is as follows, and there is no remaining share compensation expense to be recognized in subsequent periods.

(In millions of won)
	Share compensation expense
As of December 31, 2024	~~W~~	158,596
For the six-month period ended June 30, 2025		269

	~~W~~	158,865

The liabilities recognized by the Company in relation to the share-based payment arrangement with cash alternatives are ~~W~~1,933 million and ~~W~~7,283 million, respectively, which are included in accrued expenses as of June 30, 2025 and December 31, 2024.

As of December 31, 2024, the carrying amount of liabilities recognized by the Company in relation to the cash-settled share-based payment arrangement was ~~W~~305 million, and no liability was recognized as of June 30, 2025.

27

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

18.	Share-Based Payment Arrangement, Continued

(3)	The Company used option-pricing models, including the binomial model, on the measurement of the fair value of share options and the inputs used in the model are as follows:

1)	Share-based payment arrangement with cash alternatives

(i)	SK Telecom Co., Ltd.

(In won)	Series
	5	6	7-1	7-2
Risk-free interest rate	2.43%	2.30%	2.54%	2.43%
Estimated option’s life	7 years	5 years	7 years	5 years
Share price on the remeasurement date	56,700	56,700	56,700	56,700
Expected volatility	18.10%	18.10%	18.10%	18.10%
Expected dividends yield	6.24%	6.24%	6.24%	6.24%
Exercise price	38,452	50,276	56,860	56,860
Per-share fair value of the option	18,248	6,721	4,862	3,832

(ii)	SK Square Co., Ltd.

(In won)	Series
	5	6
Risk-free interest rate	1.52%	1.55%
Estimated option’s life	7 years	5 years
Share price (Closing price on the preceding day)	34,900	49,800
Expected volatility	8.10%	25.70%
Expected dividends yield	5.70%	4.00%
Exercise price	38,452	50,276
Per-share fair value of the option	192	8,142

2)	Equity-settled share-based payment arrangement

(In won)	Granted in 2023	Granted in 2024
	PSU of SK Telecom Co., Ltd.	PSU of SK Telecom Co., Ltd.
Risk-free interest rate	3.26%	3.30%
Estimated option’s life	3 years	3 years
Share price on the grant date	48,500	54,100
Expected volatility	18.67%	15.90%
Expected dividends yield	4.90%	5.40%
Per-share fair value of the option	27,525	25,920

28

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

19.	Retained Earnings

Retained earnings as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	June 30, 2025		December 31, 2024
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		10,131,138	9,981,138
Reserve for technology development		4,865,300	4,715,300

		14,996,438	14,696,438
Unappropriated		392,961	554,693

	~~W~~	15,411,719	15,273,451

20.	Reserves

(1)	Details of reserves, net of taxes, as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	June 30, 2025		December 31, 2024
Valuation gain on FVOCI	~~W~~	369,465	213,725
Valuation loss on derivatives		(940)	(4,995)

	~~W~~	368,525	208,730

(2)	Changes in reserves for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
	Valuation gain on financial assets at FVOCI		Valuation gain (loss) on derivatives	Total
Balance at January 1, 2024	~~W~~	139,548	(274)	139,274
Changes, net of taxes		26,346	1,837	28,183

Balance at June 30, 2024		165,894	1,563	167,457

Balance at January 1, 2025		213,725	(4,995)	208,730
Changes, net of taxes		155,740	4,055	159,795

Balance at June 30, 2025	~~W~~	369,465	(940)	368,525

29

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

21.	Operating Revenue

Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)	2025			2024
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Products transferred at a point in time:
Product sales	~~W~~	36,575	75,801	46,602	81,691
Services transferred over time:
Wireless service revenue(*1)		2,622,847	5,284,404	2,673,538	5,338,099
Cellular interconnection revenue		93,626	191,087	108,406	221,286
Others(*2)		382,072	751,283	362,982	739,132

		3,098,545	6,226,774	3,144,926	6,298,517

	~~W~~	3,135,120	6,302,575	3,191,528	6,380,208

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services, which is collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

The Company has a right to receive consideration from a customer in an amount that corresponds directly with the value of telecommunications service provided; thus, the Company applies practical expedient method and recognizes revenue in the amount to which the Company has a right to invoice.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

30

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

22.	Other Operating Expenses

Details of other operating expenses for the three and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Communication	~~W~~	6,825	13,283	6,789	13,542
Utilities		90,084	186,966	92,730	190,432
Taxes and dues		20,083	26,839	18,677	22,054
Repair		60,497	120,748	68,533	129,332
Research and development		83,686	165,634	90,344	170,268
Training		3,031	8,396	4,112	9,721
Bad debt for accounts receivable – trade		9,603	18,908	8,316	15,343
Supplies and others		186,760	199,904	10,520	24,465

	~~W~~	460,569	740,678	300,021	575,157

23.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	3,030	8,534	3,867	7,148
Others		15,057	16,433	1,659	5,151

	~~W~~	18,087	24,967	5,526	12,299

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	1,458	3,165	2,217	3,640
Impairment loss on property and equipment and intangible assets		—	359	—	—
Donations		6,612	8,522	3,318	7,928
Bad debt for accounts receivable – other		2,497	3,326	1201	2,520
Others		2,125	2,632	(880)	628

	~~W~~	12,692	18,004	5,856	14,716

31

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

24.	Finance Income and Costs

(1)	Details of finance income and costs for the three and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Finance Income:
Interest income	~~W~~	12,609	23,472	10,740	18,695
Dividends		20,915	207,983	10,482	201,629
Gain on foreign currency transactions		4,799	6,614	1,416	3,223
Gain on foreign currency translations		735	1,355	731	1,487
Gain relating to financial instruments at FVTPL		3	7	594	17,583

	~~W~~	39,061	239,431	23,963	242,617

Finance Costs:
Interest expenses	~~W~~	72,124	147,928	77,803	161,375
Loss on sale of accounts receivable – other		3,825	8,768	9,368	21,044
Loss on foreign currency transactions		4,675	8,038	1,644	2,854
Loss on foreign currency translations		1,088	1,474	378	670
Loss relating to financial instruments at FVTPL		(52)	101	(63)	66
Loss on settlement of derivatives		7,298	7,298	—	—
Other finance costs		23,356	23,356	—	—

	~~W~~	112,314	196,963	89,130	186,009

(2)	Details of interest income included in finance income for the three and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest income on cash equivalents and short-term financial instruments	~~W~~	8,013	13,878	6,602	10,287
Interest income on loans and others		4,596	9,594	4,138	8,408

	~~W~~	12,609	23,472	10,740	18,695

(3)	Details of interest expenses included in finance costs for the three and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest expense on borrowings	~~W~~	4,333	8,625	4,331	10,101
Interest expense on debentures		52,456	105,045	54,454	109,208
Others		15,335	34,258	19,018	42,066

	~~W~~	72,124	147,928	77,803	161,375

32

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

24.	Finance Income and Costs, Continued

(4)	Details of impairment losses for financial assets for the three and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)	2025			2024
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Accounts receivable – trade	~~W~~	9,603	18,908	8,316	15,343
Other receivables		2,497	3,326	1,201	2,520

	~~W~~	12,100	22,234	9,517	17,863

25.	Income Tax Expense

The income tax expense was calculated by considering current tax expense, adjusted for changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences and income tax expense that relates to items recognized outside profit or loss.

33

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

26.	Earnings per Share

Earnings per share is calculated for profit of the Company per common share and dilutive potential common share, and details are as follows:

(1)	Basic earnings per share

1)	Basic earnings per share for the three and six-month periods ended June 30, 2025 and 2024 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	2025			2024
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit for the period	~~W~~	36,883	511,475	280,331	772,437
Interest on hybrid bonds		(4,950)	(9,900)	(4,950)	(9,900)

Profit for the period on common shares		31,933	501,575	275,381	762,537
Weighted average number of common shares outstanding		212,959,976	212,923,363	212,884,657	212,809,515

Basic earnings per share (in won)	~~W~~	150	2,356	1,294	3,583

2)	Weighted average number of common shares outstanding for the three and six-month periods ended June 30, 2025 and 2024 are calculated as follows:

(In shares)		Weighted average number of common shares
	Number of common shares	Three-month period ended June 30	Six-month period ended June 30
Issued shares as of January 1, 2025	214,790,053	214,790,053	214,790,053
Treasury shares as of January 1, 2025	(1,903,711)	(1,903,711)	(1,903,711)
Disposal of treasury shares	95,933	73,634	37,021

	212,982,275	212,959,976	212,923,363

(In shares)		Weighted average number of common shares
	Number of common shares	Three-month period ended June 30	Six-month period ended June 30
Issued shares as of January 1, 2024	218,833,144	218,833,144	218,833,144
Treasury shares as of January 1, 2024	(6,133,414)	(6,133,414)	(6,133,414)
Acquisition of treasury shares	(317,000)	(317,000)	(313,610)
Disposal of treasury shares	503,612	501,927	423,395

	212,886,342	212,884,657	212,809,515

34

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

26.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the three and six-month periods ended June 30, 2025 and 2024 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)
	2025			2024
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit for the period on common shares	~~W~~	31,933	501,575	275,381	762,537
Adjusted weighted average number of common shares outstanding		213,297,609	213,262,279	213,129,019	213,053,462

Diluted earnings per share (in won)	~~W~~	150	2,352	1,292	3,579

2)	Adjusted weighted average number of common shares outstanding for the three and six-month periods ended June 30, 2025 and 2024 are calculated as follows:

(In shares)	2025
	Three-month period ended June 30	Six-month period ended June 30
Outstanding shares as of January 1, 2025	212,886,342	212,886,342
Effect of treasury shares	73,634	37,021
Effect of share option	337,633	338,916

Adjusted weighted average number of common shares outstanding	213,297,609	213,262,279

(In shares)	2024
	Three-month period ended June 30	Six-month period ended June 30
Outstanding shares as of January 1, 2024	212,699,730	212,699,730
Effect of treasury shares	184,927	109,785
Effect of share option	244,362	243,947

Adjusted weighted average number of common shares outstanding	213,129,019	213,053,462

35

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

27.	Categories of Financial Instruments

(1)	Financial assets by category as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	June 30, 2025
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	500,000	—	296,381	—	796,381
Financial instruments		—	—	79,354	—	79,354
Long-term investment securities(*)		72,587	1,219,397	—	—	1,291,984
Accounts receivable – trade		—	—	1,602,683	—	1,602,683
Loans and other receivables		202,354	—	708,665	—	911,019
Derivative financial assets		—	—	—	100,866	100,866

	~~W~~	774,941	1,219,397	2,687,083	100,866	4,782,287

(*)	The Company designated ~~W~~1,219,397 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2024
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	1,165,158	—	1,165,158
Financial instruments		—	—	79,354	—	79,354
Long-term investment securities(*)		75,563	1,342,902	—	—	1,418,465
Accounts receivable – trade		—	—	1,508,893	—	1,508,893
Loans and other receivables		223,761	—	616,521	—	840,282
Derivative financial assets		—	—	—	228,822	228,822

	~~W~~	299,324	1,342,902	3,369,926	228,822	5,240,974

(*)	The Company designated ~~W~~1,342,902 million of equity instruments that are not held for trading as financial assets at FVOCI.

36

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

27.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	June 30, 2025
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	2,689	—	7,306	9,995
Borrowings		—	250,000	—	250,000
Debentures		—	6,435,232	—	6,435,232
Lease liabilities(*)		—	1,055,155	—	1,055,155
Accounts payable – other and others		—	3,574,992	—	3,574,992

	~~W~~	2,689	11,315,379	7,306	11,325,374

(In millions of won)
	December 31, 2024
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	81,156	—	748	81,904
Borrowings		—	450,000	—	450,000
Debentures		—	6,635,194	—	6,635,194
Lease liabilities(*)		—	1,158,452	—	1,158,452
Accounts payable – other and others		—	3,489,056	—	3,489,056

	~~W~~	81,156	11,732,702	748	11,814,606

(*)

The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

37

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

28.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and price fluctuations. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, long-term investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – other and others, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Company’s currency risk is mainly related to changes in recognized assets and liabilities due to exchange rate fluctuations. If the Company determines that it is necessary to hedge currency risk for business purposes, the Company manages currency risk by using currency swaps, etc. Currency risk arises from forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of June 30, 2025 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	35,935	~~W~~	48,742	745,630	~~W~~	1,011,372
EUR	11,228		17,872	—		—
Others	—		536	—		—

		~~W~~	67,150		~~W~~	1,011,372

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency debentures.

As of June 30, 2025, a hypothetical change in exchange rates by 10% would have increased (decreased) the Company’s profit before income tax and equity as follows:

(In millions of won)
	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
USD	~~W~~	(1,614)	1,614	~~W~~	(1,204)	1,204
EUR		1,787	(1,787)		1,334	(1,334)
Others		54	(54)		40	(40)

	~~W~~	227	(227)	~~W~~	170	(170)

38

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Company arises from borrowings, debentures and long-term payables – other. Since the Company’s interest-bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Company performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures, such as refinancing, renewal, alternative financing and hedging.

As of June 30, 2025, the par values of floating-rate borrowings and debentures amount to ~~W~~200,000 million and ~~W~~406,920 million, respectively, and the Company has entered into interest rate swaps to hedge interest rate risk related to the floating-rate borrowings and debentures. Therefore, profit before income tax for the six-month period ended June 30, 2025 would not have been affected by the changes in interest rates of floating-rate borrowings and debentures.

As of June 30, 2025, the floating-rate long-term payables – other are ~~W~~551,925 million. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income tax and equity for the six-month period ended June 30, 2025, would change by ~~W~~2,760 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

(iii)	Price fluctuations risk

As of June 30, 2025, the Company holds equity instruments in an active trading market and is exposed to price fluctuation risk accordingly. Assuming all other variables remain constant, the impact of changes in per-share stock price of the equity securities on profit before income tax and equity for the six-month period ended June 30, 2025 is as follows.

(In millions of won)
Profit before income tax			Equity
If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
~~W~~	—	—	~~W~~	72,022	(72,022)

39

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

Maximum credit exposure as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)	June 30, 2025		December 31, 2024
Cash and cash equivalents	~~W~~	796,340	1,165,121
Financial instruments		79,354	79,354
Long-term financial instruments		500	—
Accounts receivable – trade		1,602,683	1,508,893
Contract assets		17,790	18,576
Loans and other receivables		911,019	840,282
Derivative financial assets		100,866	228,822

	~~W~~	3,508,552	3,841,048

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty by considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

The Company establishes a loss allowance in respect of accounts receivable – trade. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Company’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal only with financial institutions with high credit ratings.

The Company’s maximum exposure to credit risk is equal to each financial asset’s carrying amount as of June 30, 2025.

40

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of June 30, 2025 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Borrowings(*)	~~W~~	250,000	260,524	57,439	203,085	—
Debentures(*)		6,435,232	7,359,779	1,406,320	3,885,069	2,068,390
Lease liabilities		1,055,155	1,146,214	300,257	742,059	103,898
Accounts payable -other and others(*)		3,574,992	3,597,351	3,401,286	196,065	—

	~~W~~	11,315,379	12,363,868	5,165,302	5,026,278	2,172,288

(*) The contractual cash flow is amount that includes estimated interest payables.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or in significantly different amounts.

As of June 30, 2025, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years
Assets	~~W~~	100,866	108,864	14,954	93,910
Liabilities		(7,306)	(8,166)	(991)	(7,175)

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2024.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the separate financial statements.

Debt-equity ratio as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	June 30, 2025		December 31, 2024
Total liabilities	~~W~~	13,110,679	13,624,772
Total equity		11,262,987	10,960,854

Debt-equity ratios		116.40%	124.30%

41

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

28.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities, including fair value hierarchy as of June 30, 2025 are as follows:

(In millions of won)	June 30, 2025
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	774,941	—	702,354	72,587	774,941
Derivative hedging instruments		100,866	—	100,866	—	100,866
FVOCI		1,219,397	965,072	—	254,325	1,219,397

	~~W~~	2,095,204	965,072	803,220	326,912	2,095,204

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	9,995	—	7,306	2,689	9,995
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	250,000	—	253,292	—	253,292
Debentures		6,435,232	—	6,504,110	—	6,504,110
Long-term payables – other		544,311	—	549,032	—	549,032

	~~W~~	7,229,543	—	7,306,434	—	7,306,434

2)	Fair value and carrying amount of financial assets and liabilities, including fair value hierarchy as of December 31, 2024 are as follows:

(In millions of won)	December 31, 2024
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	299,324	—	223,761	75,563	299,324
Derivative hedging instruments		228,822	—	228,822	—	228,822
FVOCI		1,342,902	1,088,578	—	254,324	1,342,902

	~~W~~	1,871,048	1,088,578	452,583	329,887	1,871,048

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	81,904	—	748	81,156	81,904
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	450,000	—	453,965	—	453,965
Debentures		6,635,194	—	6,637,948	—	6,637,948
Long-term payables – other		907,720	—	930,604	—	930,604

	~~W~~	7,992,914	—	8,022,517	—	8,022,517

42

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

28.	Financial Risk Management, Continued

(3)	Fair value, Continued

Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of June 30, 2025 and December 31, 2024 are as follows, Continued:

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using valuation methods such as discounted present value methods. Other financial assets are determined using the methods, such as discounted cash flow and market approach. Inputs used in such valuation methods include swap rate, interest rate, risk premium and the volatility of stock price, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of June 30, 2025 are as follows:

Interest rate
Derivative instruments	2.00% ~ 3.99%
Borrowings and debentures	2.56% ~ 2.87%
Long-term payables – other	2.57% ~ 2.74%

3)

There have been no transfers between Level 1 and Level 2 for the six-month period ended June 30, 2025. The changes in financial assets and liabilities classified as Level 3 for the six -month period ended June 30, 2025 are as follows:

(In millions of won)
	Balance as of January 1, 2025		Loss	Acquisition	Disposal	Balance as of June 30, 2025
Financial assets:
FVTPL	~~W~~	75,563	(95)	500	(3,381)	72,587
FVOCI		254,324	—	1	—	254,325

	~~W~~	329,887	(95)	501	(3,381)	326,912

Financial liabilities:
FVTPL	~~W~~	(81,156)	—	—	78,467	(2,689)

43

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

28.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amounts of financial instruments recognized to which offset agreements are applicable as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)
	June 30, 2025
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the condensed separate interim statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	62,878	(62,878)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	65,601	(62,878)	2,723

(In millions of won)
	December 31, 2024
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	72,747	(72,747)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	74,658	(72,747)	1,911

44

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

29.	Transactions with Related Parties

(1)	List of the related parties

Relationship	Company
Ultimate controlling entity	SK Inc.
Subsidiaries	SK Broadband Co., Ltd. and 18 others(*)
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associates	SK China Company Ltd. and 43 others
Others	The ultimate controlling entity’s subsidiaries, associates and others

(*)	As of June 30, 2025, subsidiaries of the Company are as follows:

Subsidiary		Ownership percentage(%)(*1)	Primary business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	International telecommunication and Mobile Virtual Network Operator service
	SK Broadband Co., Ltd.	99.1	Fixed-line telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Call center management service
	SERVICE TOP Co., Ltd.	100.0	Call center management service
	SK O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment (Holdings company)
	YTK Investment Ltd.	100.0	Investment
	Atlas Investment	100.0	Investment
	SK Telecom Americas, Inc.	100.0	Information gathering and consulting
	Happy Hanool Co., Ltd.	100.0	Service
	SK stoa Co., Ltd.	100.0	Other telecommunication retail business
	SAPEON Inc.	62.5	Investment (Holdings company)
	Astra AI Infra LLC	100.0	Investment
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
	Media S Co., Ltd.	100.0	Production and supply services of broadcasting programs
Subsidiary owned by SK Telecom Americas, Inc.	Global AI Platform Corporation	100.0	Software development and supply services
Subsidiary owned by Global AI Platform Corporation	Global AI Platform Corporation Korea	100.0	Software development and supply services
Other(*2)	SK Telecom Innovation Fund, L.P.	100.0	Investment

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.
(*2)	Other is owned by Atlas Investment and another subsidiary of the Company.

As of June 30, 2025, the Company belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Company.

45

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

29.	Transactions with Related Parties, Continued

(2)	Compensation for the key management

The Company considers registered directors who have substantial role and responsibility in planning, operations and relevant controls of the business as key management. The compensations given to such key management for the three and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)
	2025			2024
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Salaries	~~W~~	893	4,939	1,062	4,138
Defined benefit plan expenses		158	521	203	955
Share option		95	132	(951)	(287)

	~~W~~	1,146	5,592	314	4,806

Compensations for the key management include salaries, non-monetary salaries and defined benefits made in relation to the pension plan and compensation expenses related to share options granted.

46

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

29.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three and six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)		For the period ended June 30, 2025
		Operating revenue and others			Operating expenses and others (*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Six- month	Three- month	Six- month	Three- month	Six- month
Ultimate controlling entity	SK Inc.(*2)	~~W~~	2,396	4,615	141,982	293,605	48,299	51,315

Subsidiaries	SK Broadband Co., Ltd.(*3)		38,680	232,145	152,827	304,887	174	174
	PS&Marketing Corporation(*4)		1,831	3,444	265,554	588,891	25	25
	SK O&S Co., Ltd.(*5)		965	5,798	68,827	135,657	16,137	17,565
	SK Telink Co., Ltd.(*6)		18,389	69,118	4,350	8,540	—	—
	SERVICE ACE Co., Ltd.		679	3,838	31,279	62,511	—	—
	SERVICE TOP Co., Ltd.		1,534	3,065	28,076	58,097	—	—
	Others(*7)		5,190	9,797	3,897	13,305	—	—

			67,268	327,205	554,810	1,171,888	16,336	17,764

Associates	SK m&service Co., Ltd.(*8)		1,444	1,846	5,535	7,249	346	579
	Others(*9,10)		8,378	8,569	2,010	15,024	—	—

			9,822	10,415	7,545	22,273	346	579

Others	SK Innovation Co., Ltd.		2,666	3,657	2,549	5,782	—	—
	SK Networks Co., Ltd.		301	536	2,545	5,212	—	—
	SK Networks Service Co., Ltd.		152	287	8,532	17,376	355	355
	SK Energy Co., Ltd.		478	792	17	63	—	—
	Content Wavve Corp.		3,213	7,612	17,199	33,009	—	—
	Happy Narae Co., Ltd.		44	81	5,516	6,416	4,388	4,478
	SK Shieldus Co., Ltd.		12,862	24,447	19,611	45,122	8,166	8,305
	Eleven Street Co., Ltd.		1,890	3,621	3,438	11,837	—	—
	SK Planet Co., Ltd.		851	2,296	35,367	52,743	30	110
	SK hynix Inc.		15,171	25,891	38	262	—	—
	Tmap Mobility Co., Ltd.		3,632	7,925	1,083	2,138	—	—
	Dreamus Company		1,043	2,194	13,246	27,064	—	—
	One Store Co., Ltd.		3,145	6,375	11	21	—	—
	UNA Engineering Inc.		—	—	1,875	2,843	4,612	4,770
	Others		6,693	12,368	16,214	32,192	96	96

			52,141	98,082	127,241	242,080	17,647	18,114

		~~W~~	131,627	440,317	831,578	1,729,846	82,628	87,772

47

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

29.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three and six-month periods ended June 30, 2025 and 2024 are as follows, Continued:
(*1)	Operating expenses and others include lease payments by the Company.
(*2)	Operating expenses and others include ~~W~~123,457 million of dividends paid by the Company.
(*3)	Operating revenue and others include ~~W~~149,526 million of dividend income received.
(*4)	Operating expenses and others include ~~W~~290,506 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*5)	Operating revenue and others include ~~W~~4,000 million of dividend income received.
(*6)	Operating revenue and others include ~~W~~11,991 million of dividend income received.
(*7)	Operating revenue and others include ~~W~~3,242 million of dividend received from Astra AI Infra LLC.
(*8)

Transactions with SK m&service Co., Ltd. prior to the disposal of shares were classified as transactions with a subsidiary, and the transactions subsequent to the disposal were classified as transactions with an associate.

(*9)	The disposal of the shares in F&U Credit Information Co., Ltd. held by the Company was completed on April 4, 2025, and the transactions subsequent to the disposal have not been included.
(*10)	Operating revenue and others include ~~W~~6,940 million of dividend received from Korea IT Fund and ~~W~~1,438 million of dividend received from Citadel Pacific Telecom Holdings, LLC.

48

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

29.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three and six-month periods ended June 30, 2025 and 2024 are as follows, Continued:

(In millions of won)		For the period ended June 30, 2024
		Operating revenue and others			Operating expenses and others (*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Six- month	Three- month	Six- month	Three- month	Six- month
Ultimate controlling entity	SK Inc.(*2)	~~W~~	2,465	5,000	137,556	286,483	3,006	6,853

Subsidiaries	SK Broadband Co., Ltd.(*3)		39,774	227,916	150,880	300,533	81	81
	PS&Marketing Corporation(*4)		1,432	3,023	288,446	602,211	50	224
	SK O&S Co., Ltd.		875	1,649	66,840	129,569	6,296	6,398
	SK Telink Co., Ltd.(*5)		31,228	74,364	3,905	7,748	—	—
	SERVICE ACE Co., Ltd.(*6)		2,667	9,102	30,731	62,192	—	—
	SERVICE TOP Co., Ltd.(*7)		1,799	9,383	29,047	59,762	—	—
	SK Communications Co., Ltd.		340	704	586	827	381	457
	Others		2,823	5,032	10,631	18,445	10	10

			80,938	331,173	581,066	1,181,287	6,818	7,170

Associates	F&U Credit information Co., Ltd.		190	378	10,922	22,592	203	203
	Daehan Kanggun BcN Co., Ltd.		2,778	5,662	—	—	—	—
	Others(*8)		5,054	5,454	3,113	7,300	—	—

			8,022	11,494	14,035	29,892	203	203

Others	SK Innovation Co., Ltd.		2,143	3,480	2,420	5,762	—	—
	SK Networks Co., Ltd.		342	570	2,655	5,401	—	—
	SK Networks Service Co., Ltd.		132	250	10,425	18,812	718	734
	SK Energy Co., Ltd.		439	801	134	145	—	—
	Content Wavve Corp.		3,728	5,159	19,946	40,324	—	—
	Happy Narae Co., Ltd.		44	79	2,998	4,926	15,954	22,191
	SK Shieldus Co., Ltd.		12,492	24,143	24,361	47,223	622	1,030
	Eleven Street Co., Ltd.		1,979	4,001	4,916	13,232	—	—
	SK Planet Co., Ltd.		1,227	2,582	17,857	35,096	612	612
	SK hynix Inc.		9,092	17,582	19	144	—	—
	Tmap Mobility Co., Ltd.		3,779	8,415	1,420	2,870	—	—
	Dreamus Company		1,208	2,199	16,392	33,041	—	—
	One Store Co., Ltd.		4,022	8,005	16	38	—	—
	UNA Engineering Inc.		—	—	2,309	3,145	798	3,308
	Others		10,707	17,976	6,236	12,535	1,939	16,723

			51,334	95,242	112,104	222,694	20,643	44,598

		~~W~~	142,759	442,909	844,761	1,720,356	30,670	58,824

49

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

29.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three and six-month periods ended June 30, 2025 and 2024 are as follows, Continued:
(*1)	Operating expenses and others include lease payments by the Company.
(*2)	Operating expenses and others include ~~W~~123,457 million of dividends paid by the Company.
(*3)	Operating revenue and others include ~~W~~149,526 million of dividend income received.
(*4)	Operating expenses and others include ~~W~~310,386 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*5)	Operating revenue and others include ~~W~~14,971 million of dividend income received.
(*6)	Operating revenue and others include ~~W~~3,302 million of dividend income received.
(*7)	Operating revenue and others include ~~W~~5,700 million of dividend income received.
(*8)	Operating revenue and others include ~~W~~400 million of dividend received from Start-up Win-Win Fund and W5,054 million of dividend received from Korea IT Fund.

50

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

29.	Transactions with Related Parties, Continued

(4)	Account balances with the related parties as of June 30, 2025 and December 31, 2024 are as follows:

(In millions of won)		June 30, 2025
Scope	Company	Receivables			Payables
		Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	—	2,116	88,586

Subsidiaries	SK Broadband Co., Ltd.		—	35,346	168,214
	PS&Marketing Corporation		—	1,513	68,991
	SK O&S Co., Ltd.		—	84	42,334
	SK Telink Co., Ltd.		—	23,345	10,248
	SERVICE ACE Co., Ltd.		—	320	15,711
	SERVICE TOP Co., Ltd.		—	916	16,923
	Others		—	646	2,479

			—	62,170	324,900

Associates	Daehan Kanggun BcN Co., Ltd.(*1)		22,147	—	—
	Konan Technology Inc.		—	—	189
	SK m&service Co., Ltd.		—	1,413	24,402
	Others(*2)		—	10,132	162

			22,147	11,545	24,753

Others	SK hynix Inc.		—	12,534	1,852
	SK Planet Co., Ltd.		—	272	1,350
	Eleven Street Co., Ltd.		—	14,343	1,590
	One Store Co., Ltd.		—	602	10,118
	SK Shieldus Co., Ltd.		—	11,272	19,214
	SK Innovation Co., Ltd.		—	4,694	23,688
	SK Networks Co., Ltd.		—	95	25,432
	SK Networks Service Co., Ltd.		—	—	6,153
	Incross Co., Ltd.		—	893	7,128
	UNA Engineering Inc.		—	—	6,619
	Happy Narae Co., Ltd.		—	8	9,727
	Content Wavve Corp.		—	2,099	2
	Dreamus Company		—	293	2,077
	Others		—	7,907	3,031

			—	55,012	117,981

		~~W~~	22,147	130,843	556,220

(*1)	As of June 30, 2025, the Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.
(*2)	Accounts receivable – trade, etc. include ~~W~~10,132 million of accounts receivable - other related to the paid-in capital reduction from SK MENA Investment B.V.

51

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

29.	Transactions with Related Parties, Continued

(4)	Account balances with the related parties as of June 30, 2025 and December 31, 2024 are as follows, Continued:

(In millions of won)		December 31, 2024
Scope	Company	Receivables			Payables
		Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	—	1,166	71,672

Subsidiaries	SK Broadband Co., Ltd.		—	128,050	186,030
	PS&Marketing Corporation		—	1,152	56,531
	SK O&S Co., Ltd.		—	57	63,748
	SK Telink Co., Ltd.		—	23,625	11,705
	SERVICE ACE Co., Ltd.		—	412	25,150
	SERVICE TOP Co., Ltd.		—	24	22,578
	NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)		—	2	7,489
	SK m&service Co., Ltd.		—	1,219	25,705
	Others		—	361	5,708

			—	154,902	404,644

Associates	F&U Credit information Co., Ltd.		—	—	4,000
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	Konan Technology Inc.		—	—	63
	Others		—	353	2,715

			22,147	353	6,778

Others	SK hynix Inc.		—	11,948	206
	SK Planet Co., Ltd.		—	241	2,386
	Eleven Street Co., Ltd.		—	10,425	1,565
	One Store Co., Ltd.		—	474	9,883
	SK Shieldus Co., Ltd.		—	11,233	11,742
	SK Innovation Co., Ltd.		—	5,259	28,159
	SK Networks Co., Ltd.		—	262	26,319
	SK Networks Service Co., Ltd.		—	—	5,204
	Incross Co., Ltd.		—	1,650	20,215
	UNA Engineering Inc.		—	—	3,320
	Happy Narae Co., Ltd.		—	8	14,781
	Content Wavve Corp.		—	1,564	2
	Dreamus Company		—	313	2,055
	Others		—	8,106	9,861

			—	51,483	135,698

		~~W~~	22,147	207,904	618,792

(*)	As of December 31, 2024, the Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.

52

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

29.	Transactions with Related Parties, Continued

(5)

The Company has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of specified real estates owned by the Company. Whereby, the negotiation period is within three to five years from June 30, 2021, when the agreement was signed, and the negotiation period for the real estate that matured after the first three-year period was extended by three years as of June 30, 2024. In addition, the Company has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Company.

(6)	The details of additional investments and disposal of subsidiaries and associates for the six-month period ended June 30, 2025 are as presented in note 8.

53

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

30.	Commitments and Contingencies

(1)	Accounts receivable from sale of handsets

Retail stores and authorized dealers of the Company sell handsets to the Company’s subscribers on an installment basis. The Company entered into comprehensive agreements to purchase accounts receivable from handset sales with the retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special-purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~222,324 million and ~~W~~241,962 million as of June 30, 2025 and December 31, 2024, respectively, which the Company purchased according to the relevant comprehensive agreement, are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of June 30, 2025, the Company is involved in various legal claims and litigations. The provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected that any of these claims or litigations will have a material impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Obligation relating to spin-off

The Company carried out the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. The Company has obligation to jointly and severally reimburse the Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

(4)

According to the covenant for bond issuance and borrowings, the Company is required to maintain specific financial ratios, such as the debt ratio, at certain levels. The funds obtained must be used for specified purposes only, and regular reporting to lenders is mandated. Additionally, the contracts include clauses that restrict both provision of additional collateral of assets held by the Company and disposal of certain assets.

(5)

On April 19, 2025, the Company became aware of a cybersecurity breach that compromised universal subscriber identity module (“USIM”) data of certain subscribers. This incident is currently under investigation by the Personal Information Protection Commission to determine its timing and circumstances. The Company is currently unable to reasonably estimate the outcome of the ongoing investigation or any obligations that may arise from the incident.

54

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

31.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2025		June 30, 2024
Gain on foreign currency translations	~~W~~	(1,355)	(1,487)
Interest income		(23,472)	(18,695)
Dividends		(207,983)	(201,629)
Gain relating to investments in subsidiaries, associates and joint ventures, net		(16,269)	(11,479)
Gain relating to financial instruments at FVTPL		(7)	(17,583)
Gain on disposal of property and equipment and intangible assets		(8,534)	(7,148)
Other income		(3,447)	(1,381)
Loss on foreign currency translations		1,474	670
Bad debt for accounts receivable – trade		18,908	15,343
Bad debt for accounts receivable – other		3,326	2,520
Loss relating to financial instruments at FVTPL		101	66
Loss on settlement of derivatives		7,298	—
Other finance costs		23,356	—
Loss relating to investments in subsidiaries, associates and joint ventures, net		2,917	—
Depreciation and amortization		1,313,993	1,389,725
Loss on disposal of property and equipment and intangible assets		3,165	3,640
Impairment loss on property and equipment and intangible assets		359	—
Loss on sale of accounts receivable – other		8,768	21,044
Interest expense		147,928	161,375
Expense related to defined benefit plan		23,875	23,333
Bonus paid by treasury shares		262	24,988
Reversal of share option expense		(36)	(641)
Income tax expense		284,572	180,075
Other expenses		4,091	3,698

	~~W~~	1,583,290	1,566,434

55

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

31.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2025		June 30, 2024
Accounts receivable – trade	~~W~~	(109,506)	(162,901)
Accounts receivable – other		(63,048)	(9,369)
Advanced payments		2,100	16,031
Prepaid expenses		(68,164)	(15,059)
Inventories		6,354	(27,049)
Long-term accounts receivable – other		3,291	39,342
Guarantee deposits		15,919	6,614
Contract assets		786	126
Accounts payable – other		298,437	(159,762)
Withholdings		108,613	111,852
Deposits received		(4,325)	80
Accrued expenses		(18,289)	(53,388)
Plan assets		21,471	10,904
Retirement benefits payment		(43,773)	(23,467)
Contract liabilities		18,269	13,366
Others		(2,131)	(1,920)

	~~W~~	166,004	(254,600)

(3)	Material non-cash transactions for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2025		June 30, 2024
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(34,534)	(348,906)
Increase of right-of-use assets		81,098	104,403
Transfer from property and equipment to investment property		15,347	(1,119)

56

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

32.	Emissions Liabilities

(1)	Quantity of emissions rights allocated free of charge for each implementation year as of June 30, 2025 are as follows:

(In tCO2-eQ)	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated in 2024	Quantities allocated in 2025	Total
Emissions rights allocated free of charge(*)	1,031,526	1,223,008	1,327,809	1,020,903	1,020,903	5,624,149

(*)	The changes in quantity due to additional allocation, cancellation of allocation and others are considered.

(2)	Changes in emissions rights quantities the Company held are as follows:

(In tCO2-eQ)	Quantities allocated in 2023	Quantities allocated in 2024(*)	Quantities allocated in the six-month period ended June 30, 2025	Total
Beginning	306,575	414,356	199,049	919,980
Allocation at no cost	1,327,809	1,020,903	1,020,903	3,369,615
Purchase (sale)	(70,789)	—	26,190	(44,599)
Surrender or shall be surrendered	(1,149,239)	(1,236,210)	(1,246,142)	(3,631,591)

Ending	414,356	199,049	—	613,405

(*)	Changes for the year ended December 31, 2024 are estimated quantities, and additionally allocated and surrendered or shall be surrendered quantities will be fixed in the future.

(3)	As of June 30, 2025, the estimated annual greenhouse gas emissions quantities of the Company are 1,246,142 tCO2-eQ.

57

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2025 and 2024

33.	Non-current Assets Held for Sale

Non-current assets held for sale as of June 30, 2025 and December 31, 2024 are as follows

(In millions of won)		June 30, 2025		December 31, 2024
Investments in subsidiaries	NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)(*1)	~~W~~	—	7,035
Investments in associates	F&U Credit information Co., Ltd.(*2)		—	4,533
	SK Investment Management Co., Ltd.(*3)		1,094	—

		~~W~~	1,094	11,568

(*1)

The Company disposed of the shares in NATE Communications Corporation (formerly, SK Communications Co., Ltd.), resulting in a loss of ~~W~~1,306 million relating to investments in subsidiaries for the six-month period ended June 30, 2025.

(*2)	The Company disposed of the shares in F&U Credit information Co., Ltd., resulting in a gain of ~~W~~13,971 million relating to investments in associates for the six-month period ended June 30, 2025.
(*3)	The disposal of the shares in SK Investment Management Co., Ltd. held by the Company was completed on July 21, 2025.

34.	Subsequent Events

(1)	The Board of Directors of the Company resolved to pay interim dividends at the Board of Directors’ meeting held on July 25, 2025, and the details are as follows:

Classification	Description
Interim dividend amount	~~W~~830 per share (Total amount: ~~W~~176,775 million)
Dividend rate	1.47%
Record date	August 31, 2025
Date of distribution	Pursuant to Article 165-12 (3) of Capital Market and Financial Investment Business Act, the Company shall distribute dividends no later than September 17, 2025.

(2)

On July 4, 2025, the Company announced its “Accountability and Commitment” program in response to the cybersecurity incident that the Company became aware of on April 19, 2025. The “Accountability and Commitment” program includes the Customer Assurance Package, Information Protection Innovation Plan, Customer Appreciation Package, and Subscription Cancellation Fee Waiver. As a result of this measure, a decrease in operating revenue and an increase in operating expenses are expected on future periods. However, the Company is currently unable to reasonably estimate the financial effect on future financial position, operating results and cashflows as of June 30, 2025.

58